Manulife reports 3Q15 core earnings of $870 million, strong top line growth, and continued positive net flows in its wealth and asset management businesses

Performance and strategic highlights:

•
Asia Division – Achieved record insurance sales driven by double digit growth in Japan, Hong Kong and Asia Other businesses; reported lower gross flows compared with 3Q14 in our wealth and asset management businesses due to weaker investor confidence, particularly in mainland China; announced an agreement to acquire Standard Chartered Bank's existing pension businesses in Hong Kong and to become its exclusive Mandatory Provident Fund ("MPF") distribution partner for a 15-year period; launched ManulifeMOVE in Hong Kong, a wellness initiative that rewards customers for active living; successfully launched a digital sales channel in mainland China.

•
Canadian Division – Delivered robust gross flows in our wealth and asset management businesses that were nearly double the prior year despite heightened market volatility; generated strong individual insurance sales driven by recent product launches and enhancements; launched the DrugWatch program, an innovative solution designed to ensure Group Benefits clients get value for money on higher cost drugs; enhanced our customer experience as the first company in Canada to use voice biometrics as well as natural language understanding in a single interactive voice response system offered in both English and French, allowing customers to use their voice as their password.

•
U.S. Division – Delivered record mutual fund gross flows driven by institutional allocations and continued success in alternative asset classes; generated strong organic growth in our mutual fund business while the overall industry declined1; achieved strong gross flows in Retirement Plan Services in both our small- and mid-market segments; awarded SMA “Innovation in Action” award for our Vitality product; entered the exchange traded fund (“ETF”) market with the launch of six ETFs.

•
Global Wealth and Asset Management – Reported $477 billion in assets under management and administration for our wealth and asset management businesses; delivered strong net flows of $4.5 billion despite challenging equity markets, marking our 23rd consecutive quarter of positive net flows; launched a UCITS2 fund structure to support our institutional asset management expansion into the European market.

TORONTO – Manulife Financial Corporation (“MFC”) today announced net income attributed to shareholders of $622 million for the third quarter of 2015 (“3Q15”), fully diluted earnings per common share of $0.30 and return on common shareholders’ equity (“ROE”) of 6.5%, compared with $1,100 million, $0.57, and 14.8%, respectively, for the corresponding period in 2014. The decline in net income attributed to shareholders was primarily due to fair value losses related to oil and gas investments in 3Q15 compared with overall strong investment-related experience in the third quarter of 2014 (“3Q14”).  In 3Q15, MFC generated core earnings3 of $870 million, fully diluted core earnings per common share3 of $0.43 and core return on common shareholders’ equity (“Core ROE”)3 of 9.2%, compared with $755 million, $0.39, and 10.1%, respectively, for the corresponding period in 2014.

Donald Guloien, President and Chief Executive Officer, stated, “We delivered strong operating results in the third quarter, including double digit growth in insurance sales and positive net flows in our wealth and asset management businesses. Core earnings increased 31% from the prior year, before giving effect to investment-related impacts, and 15% including these impacts. Net income was negatively impacted by investment experience, principally oil and gas valuation changes, as well as the charges associated with our annual actuarial review.”

Steve Roder, Chief Financial Officer, said, “We continue to execute on our long-term growth strategy. In the third quarter, we announced an agreement to acquire Standard Chartered's Hong Kong pension businesses and to become their exclusive Mandatory Provident Fund distribution partner. We also delivered strong insurance sales in Asia, which fueled growth in embedded value and margin expansion.”

“We completed our annual review of actuarial methods and assumptions in the third quarter, resulting in a reserve strengthening of $285 million. We also strengthened our financial flexibility by significantly improving our financial leverage, while maintaining a prudently conservative capital ratio,” added Mr. Roder.

1
Source:  Strategic Insight:  ICI Confidential.  Direct Sold mutual funds, fund-of-funds and ETFs are excluded. Organic sales growth rate is calculated as net new flows divided by beginning period assets. Industry data through September 2015.

2	Undertakings for Collective Investment in Transferable Securities.

3	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

Manulife Financial Corporation – Third Quarter 2015

SALES AND BUSINESS GROWTH

Asia Division

Roy Gori, Senior Executive Vice President and General Manager, Asia Division stated, “In the third quarter, we delivered another strong quarter with record insurance sales4 and significant growth in both core earnings and new business value. This performance reflects a series of customer needs-focused product initiatives and continued expansion of our distribution channels.  Wealth and asset management gross inflows were unfavourably impacted by market uncertainty which has affected a number of markets in Asia. Our key achievements in the quarter include the launch of ManulifeMOVE in Hong Kong, a wellness initiative that rewards customers for living active lifestyles;  the start of insurance sales through WeChat in mainland China, one of the country’s most popular messaging apps; and the announcement of a transaction with Standard Chartered to acquire its Hong Kong pension business and enter into a 15-year exclusive distribution agreement for Mandatory Provident Fund products, to further strengthen our position as a retirement expert in Hong Kong.”

Insurance sales of US$379 million in 3Q15 were 19% higher than 3Q14, with double digit growth in most territories and record sales in Asia Other. Year-to-date sales of US$1,091 million were 31% higher than the same period of 2014. (Percentages quoted below are for the period 3Q15 compared with 3Q14, unless stated otherwise.)

•	Japan insurance sales in 3Q15 were US$160 million, a 14% increase driven by the continued success of corporate products, higher retail sales and expansion of our distribution reach.

•
Hong Kong insurance sales in 3Q15 were US$97 million, a 20% increase reflecting continued momentum following product launches in 2014 and the first half of 2015, coupled with successful sales campaigns.

•	Indonesia insurance sales in 3Q15 were US$21 million, a 13% decrease as a result of a challenging economic environment.

•
Asia Other (excludes Japan, Hong Kong and Indonesia) insurance sales in 3Q15 were US$101 million, a 40% increase driven by the success of new products and continued strong growth in most markets, including Singapore, in part from our strengthened relationship with DBS Bank.

Wealth and Asset Management (“WAM”) gross flows of US$1.9 billion in 3Q15 were 8% lower than 3Q14. Year-to-date gross flows of US$9.7 billion were 79% higher than the same period of 2014. (Percentages quoted below are for the period 3Q15 compared with 3Q14, unless stated otherwise.)

•	Japan gross flows in 3Q15 of US$68 million decreased 71% reflecting the timing of fund launches.

•	Hong Kong gross flows in 3Q15 of US$660 million increased 14%, driven by the continued growth of our pension business, reflecting our position as a market leader5.

•	Indonesia gross flows in 3Q15 of US$111 million decreased 41%. Weaker mutual fund sales as a result of unfavourable market conditions were partially offset by increased pension business sales.

•
Asia Other gross flows of US$1.0 billion were comparable to last year. While unfavourable market conditions resulted in net outflows of US$2.6 billion in the quarter, year-to-date net flows remained positive.

Other Wealth sales of US$813 million in 3Q15 were 93% higher compared with 3Q14. Year-to-date sales of US$2.1 billion were 106% higher than the same period of 2014. Other wealth sales growth was mainly driven by Japan where both single and regular premium sales increased as a result of recent product launches and expanded distribution.

Canadian Division

Marianne Harrison, Senior Executive Vice President and General Manager, Canadian Division stated, “During the quarter we introduced new technology to enable a customer’s voice to act as their password and better direct their inquiries, providing a faster, more secure and better overall experience. We are proud to be the first company in Canada to introduce voice biometrics as well as natural language understanding in a single interactive voice response system offered in both English and French. We also launched the DrugWatch program, which is an innovative solution designed to ensure Group Benefits clients get value for money on higher cost drugs. In addition, we continued to make steady progress on the Standard Life integration.”

Ms. Harrison added, “Wealth and Asset Management flows nearly doubled from prior year due to higher large-case sales in Group Retirement Solutions, the contribution from Standard Life products and strong mutual fund sales. Our Retail Insurance business delivered strong sales driven by recent product launches and enhancements to our universal life and critical illness products.”

Wealth and Asset Management gross flows in 3Q15 were $4.2 billion, an increase of 96% compared with 3Q14 (55% excluding acquired business). This increase was driven by large-case sales in Group Retirement Solutions and strong mutual fund sales. Year-to-date gross flows were $12.5 billion, an increase of $4.8 billion over the same period in 2014.

•
Mutual Funds assets under management (“MF AUM”)6 and other funds assets under management were $43.2 billion at September 30, 2015, an increase of 36% compared with September 30, 2014 (15% excluding acquired business). Gross flows of $2.0 billion in 3Q15 increased $0.7 billion or 51% compared with 3Q14 (34% excluding acquired business).

•	Group Retirement Solutions gross flows of $2.2 billion in 3Q15 increased by 170% compared with 3Q14 (91% excluding acquired business). The increase was primarily due to large-case sales.

4	Record insurance sales were on a constant currency basis. Constant currency basis is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

5	As per Gadbury Group MPF Market Shares Report, Manulife is ranked 1st in net cashflows, for the 3 months ended June 30, 2015 and ranked 2nd in MPF assets, as at June 30, 2015.

6	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

Manulife Financial Corporation – Third Quarter 2015

Other Wealth sales of $781 million in 3Q15 were $321 million higher than 3Q14 driven by growth in segregated fund sales. On a year-to-date basis, other wealth sales were $2.7 billion, an increase of 81% over the same period in 2014 (8% excluding acquired business).

•	Segregated Fund Products7 sales were $629 million in 3Q15, an increase of 78% compared with 3Q14 (19% excluding acquired business).

•
Fixed Products sales were $152 million in 3Q15, an increase of 42% compared with 3Q14 (down 38% excluding acquired business). Our deliberate rate positioning continued to constrain fixed product sales in the current low interest rate environment.

Manulife Bank net lending assets were $19.4 billion as at September 30, 2015, in line with prior year levels. Growth continues to be impacted by intense competition in the residential mortgage market and the cumulative impact of economic uncertainty.

Insurance sales of $142 million in 3Q15 were in line with 3Q14 as strong Retail Insurance sales were offset by normal variability in large-case Group Benefits sales.  Year-to-date sales were $522 million, 29% above the prior year period due to improved competitive positioning in Group Benefits.

•	Retail insurance sales of $47 million in 3Q15 increased by 15% over 3Q14 driven by strong universal life, term product and living benefits sales due to product launches and enhancements.

•
Institutional Markets sales of $95 million in 3Q15 decreased 7% from 3Q14 on normal variability in large-case Group Benefits sales.  Based on recent industry data8, Group Benefits increased its market share to 18%, up 2 points from the prior year, and maintained its 2nd place ranking. The increase reflects actions taken to enhance our competitive positioning.

U.S. Division

Craig Bromley, Senior Executive Vice President and General Manager, U.S. Division stated, “John Hancock Investments enjoyed its best quarter of gross flows and reported robust net flows in an industry which has experienced net outflows this year11.  On September 29th, John Hancock Investments entered the Exchange Traded Funds (“ETF”) market by launching six multifactor ETF products in one of the fastest-growing investor markets in the U.S. This new line of business has the potential to greatly extend the reach of our manager-of-managers approach, complementing existing capabilities across asset classes and investment vehicles9.”

“With respect to other recent initiatives, John Hancock Retirement Plan Services achieved strong flows in its newly acquired business and John Hancock Insurance continues to receive positive feedback on its Vitality product.” added Mr. Bromley.

Wealth and Asset Management gross flows in 3Q15 were US$13.0 billion, an increase of 55% compared with 3Q14 (32% excluding acquired business), driven by record sales in John Hancock (“JH”) Investments and the recent acquisition in JH Retirement Plan Services.  Year-to-date gross flows of US$33.8 billion increased 18% compared with the prior year period.

•
JH Investments had record gross flows of US$7.8 billion in 3Q15 that were US$2.4 billion or 45% above 3Q14 despite increased market volatility and a challenging economic environment for active management.  Gross flows continued to be driven by a strong product line, including 34 Four- or Five-Star Morningstar rated funds10, and broad placement of our funds on firms’ recommended lists and models.  Our alternative asset offerings, which have a low correlation to equity and fixed income markets, performed well in the current environment.  Assets under management increased 10% from September 30, 2014 to US$79.3 billion as at September 30, 2015 and for the 16th consecutive quarter JH Investments had positive net flows. Our 12-month trailing organic growth rate through September 2015 (calculated as net new flows as a percentage of beginning assets) was 14% compared with an industry decline of one percent.11

•
JH Retirement Plan Services had gross flows of US$5.3 billion in 3Q15, an increase of 73% compared with 3Q14 (8% excluding acquired business). Gross flows for both our core small-case market and mid-market segments were strong from ongoing contributions and new business sales.

Insurance sales in 3Q15 of US$126 million increased 2% over 3Q14. Year-to-date sales of US$361 million increased 4% compared with the same period of 2014, driven by several product enhancements made last year that continued to generate strong sales momentum.

•
JH Life sales of US$114 million in 3Q15 increased 2% compared with 3Q14, driven by continued momentum in our protection-based universal life (“UL”) and variable universal life product lines, strong international UL sales, and growth in our revamped term product.  Momentum and market acceptance of our Vitality product continued to grow in 3Q15, with steadily increasing application counts and additional state approvals.

•	JH Long-Term Care (“JH LTC”) sales of US$12 million in 3Q15 were consistent with 3Q14 as we continued to execute on transitioning sales to our new innovative Performance LTC product.

7	Segregated fund products include guarantees. These products are also referred to as variable annuities.

8	As per LIMRA Canadian Group Life and Health Insurance sales report as of June 30, 2015.

9	See “Caution regarding forward-looking statements” below.

10
For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return that accounts for variation in a fund’s monthly performance (including effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category, the next 22.5%, 35%, 22.5% and bottom 10% receive 5, 4, 3, 2 or 1 star, respectively. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance associated with its 3-, 5- and 10 year (if applicable) Morningstar Rating metrics. Past performance is no guarantee of future results. The overall rating includes the effects of sales charges, loads and redemption fees, while the load-waived does not. Load-waived rating for Class A shares should only be considered by investors who are not subject to a front-end sales charge.

11
Source: Strategic Insight:  ICI Confidential.  Direct Sold mutual funds, fund-of-funds and ETFs are excluded. Organic sales growth rate is calculated as net new flows divided by beginning period assets. Industry data through September 2015.

Manulife Financial Corporation – Third Quarter 2015

Manulife Asset Management

Warren Thomson, Senior Executive Vice President and Chief Investment Officer, said, “For the General Fund, we reported an investment-related experience charge of $220 million driven by the impact of further declines in commodity prices on our oil and gas related investments. We continue to be pleased with our credit experience, asset origination, and the overall performance of our well diversified general account portfolio. Despite weak oil and gas performance throughout 2015, we remain committed to this sector and it is our view that oil prices are currently below the economic level required to meet demand on a long-term basis. We believe that $400 million per year in investment-related experience continues to be a reasonable estimate of our long-term through-the-cycle investment experience.”

Kai Sotorp, President and CEO, Manulife Asset Management (“MAM”) & Executive Vice President and Global Head of Wealth and Asset Management, said, “Despite ongoing volatility in global capital markets and challenges in the China market, we continued to experience strong growth in our overall WAM businesses in the third quarter with net flows of $4.5 billion. We also continued to deliver earnings growth, generating core EBITDA12 of $315 million, up 23% from the prior year.”

Mr. Sotorp continued, “Our institutional business continued to perform well, with assets under management in this segment reaching $66 billion at September 30, 2015, 68% higher than the prior year. Long-term investment performance continues to be a differentiator for Manulife Asset Management, with the majority of public asset classes outperforming their benchmarks on a 3- and 5-year basis. During the quarter we also continued our efforts to expand our distribution footprint beyond where we have historically had insurance operations, with Manulife Asset Management creating a Dublin-based “Undertakings for the Collective Investment of Transferable Securities” (“UCITS”) fund structure to support expansion into the European market.”

As at September 30, 2015, total assets managed by MAM were $393 billion, up 28% from a year ago, including $341 billion managed for external clients. At September 30, 2015, MAM had a total of 88 Four- or Five-Star Morningstar rated funds.

12	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

Manulife Financial Corporation – Third Quarter 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of November 12, 2015, unless otherwise noted. This MD&A should be read in conjunction with the MD&A and audited consolidated financial statements contained in our 2014 Annual Report.

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our most recent Annual Information Form, “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the MD&A in our 2014 Annual Report, and the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports.

In this MD&A, the terms “Company”, “Manulife”, “we”, “our” and “us” mean Manulife Financial Corporation (“MFC”) and its subsidiaries.

Contents
A	OVERVIEW	E	RISK MANAGEMENT AND RISK FACTORS UPDATE
1. 2.	Earnings Sales	1. 2.	Potential impact of recent deployments of capital and current macro environment Variable annuity and segregated fund guarantees
3.	MCCSR and financial leverage ratio	3.	Caution related to sensitivities
4.	Distribution agreements	4.	Publicly traded equity performance risk
		5.	Interest rate and spread risk
B	FINANCIAL HIGHLIGHTS	6.	Alternative long-duration asset performance risk
1.	Q3 and year-to-date earnings analysis
2.	Revenue	F	ACCOUNTING MATTERS AND CONTROLS
3.	Premiums and deposits	1.	Critical accounting and actuarial policies
4.	Assets under management and administration	2.	Actuarial methods and assumptions
5.	Capital	3.	Accounting and reporting changes
6.	Impact of fair value accounting	4.	Quarterly financial information
7.	Impact of foreign exchange rates	5.	Changes in internal control over financial reporting
		6.	Audit Committee
C	PERFORMANCE BY DIVISION
1.	Asia	G	OTHER
2.	Canadian	1.	Quarterly dividend
3.	U.S.	2.	Outstanding shares - selected information
4.	Corporate and Other	3.	Performance and Non-GAAP Measures
		4.	Key planning assumptions and uncertainties
D	PERFORMANCE BY BUSINESS LINE	5.	Caution regarding forward-looking statements
1.	Additional information for Wealth and Asset Management
2.	Additional information by business line

Manulife Financial Corporation – Third Quarter 2015

A	OVERVIEW

A1	Earnings

Manulife reported net income attributed to shareholders of $622 million for the third quarter of 2015 (“3Q15”), fully diluted earnings per common share of $0.30 and return on common shareholders’ equity (“ROE”) of 6.5%, compared with $1,100 million, $0.57, and 14.8%, respectively, for the corresponding period in 2014. The decline in net income attributed to shareholders was primarily due to fair value losses related to oil and gas investments in 3Q15 compared with overall strong investment-related experience in 3Q14.

Net income attributed to shareholders is comprised of core earnings13 (consisting of items we believe reflect the underlying earnings capacity of the business), which amounted to $870 million in 3Q15 compared with $755 million in 3Q14, and items excluded from core earnings, which netted to charges of $248 million in 3Q15 compared with gains of $345 million in 3Q14 for a period-over-period $593 million variance.

The $115 million increase in core earnings included $47 million related to our recent acquisitions, as well as higher sales volumes and margins, particularly in Asia, and a $107 million positive impact of foreign exchange rates, partially offset by a $101 million change in investment-related experience included in core earnings and a $71 million variance in policyholder experience in North America.  Higher than average realized gains on available-for-sale equities and favourable tax items also positively impacted core earnings this quarter. Because of the oil and gas charges our year-to-date investment experience turned from favourable to unfavourable in the quarter and therefore, in accordance with our definition of core earnings (see section G1 - “Performance and Non-GAAP Measures”), we included $51 million of investment-related experience charges in core earnings which fully offset the second quarter core investment gains.

The $593 million unfavourable variance in items excluded from core earnings noted above was primarily due to fair value losses related to oil and gas investments in 3Q15 compared with overall strong investment-related experience in 3Q14.  In 3Q15, we reported net charges related to changes in actuarial methods and assumption of $285 million (3Q14 - $69 million) and a net gain of $232 million (3Q14 - $70 million) for the direct impact of equity markets and interest rates (gains related to interest rates and spreads were partially offset by charges related to the decline in equity markets).

Net income attributed to shareholders for the 9 months ended September 30, 2015 was $1,945 million compared with $2,861 million for the 9 months ended September 30, 2014.  Core earnings for the 9 months amounted to $2,569 million compared with $2,175 million in 2014 and items excluded from core earnings were net charges of $624 million in 2015 compared with gains of $686 million in 2014.

The $394 million increase in year-to-date core earnings included $103 million related to recent acquisitions, the impact of new business growth and $231 million related to changes in foreign exchange rates, partially offset by $150 million of core investment gains reported in the first 9 months of 2014.

The $1,310 million unfavourable change in items excluded from core earnings was primarily due to  investment-related experience – we reported charges of $169 million for the first 9 months of 2015 compared to gains of $762 million (in addition to the $150 million included in core earnings) for the corresponding period in 2014. The 2015 year-to-date experience consisted of $626 million of fair value losses related to oil and gas holdings largely offset by $457 million of gains from other invested assets, including private equities and real estate, and fixed-income reinvestment activities. To the extent we report investment-related experience gains during the balance of the year in excess of the year-to-date charges, they would be included in core earnings up to a maximum of $400 million. We believe that $400 million per year in investment-related experience continues to be a reasonable estimate of our long-term through-the-cycle investment experience, but some variability quarter-over-quarter is expected.14

A2	Sales

Insurance sales13 were $803 million, an increase of 12%15 compared with 3Q14.  Record Asia insurance sales increased 19%, driven by continued expansion and diversification of our distribution channels and successful product launches.  Canadian insurance sales were in line with the previous year, as strong Retail Insurance sales from product launches and enhancements were offset by normal variability in large-case Group Benefits sales. U.S. insurance sales increased 2%, and have continued to build momentum throughout the year.

Wealth and Asset Management net flows13 of $4.5 billion were almost double 3Q14 levels and gross flows of $25.9 billion increased 53%15 compared with 3Q14 (32% excluding recently acquired businesses). This marks the 23rd consecutive quarter of positive net flows in our Wealth and asset management businesses. Asia gross flows declined compared to the prior year period due to unfavourable market sentiment in other Asian countries and the timing of fund launches which were partially offset by the increase in pension sales in Hong Kong and mutual fund sales in mainland China. Canadian gross flows nearly doubled, driven by strong mutual fund gross flows, large-case group retirement activity and the impact of the recent Standard Life acquisition. U.S. gross flows increased 55%, driven by record quarterly gross flows at John Hancock Investments and the success of the recently acquired Retirement Plan Services business. Manulife Asset Management (“MAM”) gross flows more than doubled driven by continued success in the institutional sales channel from both new and existing clients.

Other Wealth sales were $1.8 billion in 3Q15, an increase of 82% over prior year levels (an increase of 53% excluding recent acquisitions). Other Wealth sales in Asia almost doubled driven by expanded distribution and recent product launches, while Canada benefited from continued momentum and the inclusion of Standard Life’s segregated funds business.16

A3	MCCSR and financial leverage ratio

The Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio was 226% for The Manufacturers Life Insurance Company (“MLI”) as at September 30, 2015, down 10 points from 236% as at June 30, 2015. The decline was primarily due to the maturity of $1.7 billion in debt.  MFC’s financial leverage ratio was 22.7% at September 30, 2015 compared with 26.2% as at June 30, 2015, reflecting the maturity of $1.7 billion in debt and currency movements.

13	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

14	See “Caution regarding forward-looking statements” below.
15
Growth (declines) in sales, gross flows and assets under management and administration are stated on a constant currency basis. Constant currency basis is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

16	The U.S. Division does not have any products for sale in this category.

Manulife Financial Corporation – Third Quarter 2015

A4	Distribution agreements

On September 10, 2015, Manulife entered into an agreement with Standard Chartered under which Manulife will acquire Standard Chartered’s Mandatory Provident Fund (“MPF”) and Occupational Retirement Schemes Ordinance (“ORSO”) businesses in Hong Kong, and the related investment management entity.  Manulife and Standard Chartered also agreed on a 15-year distribution partnership providing Manulife the exclusive right to offer its MPF products to Standard Chartered’s customers in Hong Kong. These arrangements will significantly expand Manulife’s retirement business in Hong Kong. Subject to the receipt of all necessary approvals and other customary closing conditions, the transaction is anticipated to close in the first half of 2016.17

In our first quarter report we announced that we had signed a 15-year regional distribution agreement with DBS and were selected as the exclusive provider of bancassurance solutions to DBS customers in Singapore, Hong Kong, Indonesia and mainland China effective January 1, 2016.  We have updated our estimate of the impact of the initial payment for this distribution agreement on Manulife’s regulatory capital ratio to be 3 points in January 2016.17

B         FINANCIAL HIGHLIGHTS

	Quarterly Results			YTD Results
(C$ millions, unless otherwise stated, unaudited)	3Q 2015	2Q 2015	3Q 2014	2015	2014
Net income attributed to shareholders	$622	$600	$1,100	$1,945	$2,861
Preferred share dividends	(29)	(29)	(28)	(87)	(98)
Common shareholders’ net income	$593	$571	$1,072	$1,858	2,763
Reconciliation of core earnings to net income attributed to shareholders:
Core earnings(1)	$870	$902	$755	$2,569	$2,175
Investment-related experience outside of core earnings(2)	(169)	77	320	(169)	762
Core earnings and investment-related experience outside of core earnings	701	979	1,075	2,400	2,937
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	232	(309)	70	(64)	35
Changes in actuarial methods and assumptions	(285)	(47)	(69)	(354)	(139)
Other items	(26)	(23)	24	(37)	28
Net income attributed to shareholders	$622	$600	$1,100	$1,945	$2,861
Basic earnings per common share (C$)	$0.30	$0.29	$0.58	$0.95	$1.49
Diluted earnings per common share (C$)	$0.30	$0.29	$0.57	$0.94	$1.48
Diluted core earnings per common share (C$)(1)	$0.43	$0.44	$0.39	$1.26	$1.11
Return on common shareholders’ equity (“ROE”)	6.5%	6.4%	14.8%	7.1%	13.3%
Core ROE (1)	9.2%	9.8%	10.1%	9.5%	10.0%
Sales(1) Insurance products	$803	$771	$660	$2,353	$1,784
Wealth and Asset Management gross flows	$25,862	$34,892	$14,594	$83,597	$51,279
Wealth and Asset Management net flows	$4,514	$14,494	$2,382	$25,639	$15,529
Other Wealth products	$1,845	$1,773	$978	$5,385	$2,757
Premiums and deposits(1) Insurance products	$7,476	$7,116	$6,436	$21,750	$18,307
Wealth and Asset Management products	$25,862	$34,892	$14,594	$83,597	$51,279
Other Wealth products	$1,595	$1,694	$1,025	$4,755	$2,790
Corporate and Other	$24	$21	$19	$64	$59
Assets under management and administration (C$ billions)(1)	$888	$883	$663	$888	$663
Capital (C$ billions)(1)	$47.9	$45.5	$37.7	$47.9	$37.7
MLI’s MCCSR ratio	226%	236%	248%	226%	248%

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

(2)
In 3Q15 we also included a $51 million charge in core earnings for investment-related experience, offsetting the $51 million of core investment gains reported in 2Q15, compared with $50 million of core investment gains in 3Q14. Total investment-related experience in 3Q15 was a net charge of $220 million.

17	See “Caution regarding forward-looking statements” below.

Manulife Financial Corporation – Third Quarter 2015

B1	Q3 and year-to-date earnings analysis

The table below reconciles reported net income attributed to shareholders to core earnings.

	Quarterly Results			YTD Results
(C$ millions, unaudited)	3Q 2015	2Q 2015	3Q 2014	2015	2014
Core earnings(1)
Asia Division	$356	$300	$273	$952	$748
Canadian Division	338	304	243	904	703
U.S. Division	393	402	342	1,187	1,045
Corporate and Other (excluding expected cost of macro hedges and core investment gains)	(104)	(109)	(107)	(322)	(334)
Expected cost of macro hedges(2)	(62)	(46)	(46)	(152)	(137)
Investment-related experience in core earnings(3)	(51)	51	50	-	150
Core earnings	870	902	755	2,569	2,175
Investment-related experience outside of core earnings(3)	(169)	77	320	(169)	762
Core earnings and investment-related experience outside of core earnings	701	979	1,075	2,400	2,937
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities (see table below)(3),(4)	232	(309)	70	(64)	35
Changes in actuarial methods and assumptions	(285)	(47)	(69)	(354)	(139)
Net impact of acquisitions and divestitures(5)	(26)	(54)	-	(110)	-
Other items excluded from core earnings	-	31	24	73	28
Net income attributed to shareholders	$622	$600	$1,100	$1,945	$2,861

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

(2)
The 3Q15 net gain from macro equity hedges was $181 million and consisted of a $62 million charge related to the estimated expected cost of the macro equity hedges relative to our long-term valuation assumptions and a benefit of $243 million because actual markets underperformed our valuation assumptions (included in direct impact of equity markets and interest rates and variable annuity guarantee liabilities below).

(3)
As outlined under “Critical Accounting and Actuarial Policies” below, net insurance contract liabilities under IFRS for Canadian insurers are determined using the Canadian Asset Liability Method (“CALM”). Under CALM, the measurement of policy liabilities includes estimates regarding future expected investment income on assets supporting the policies. Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period. These gains and losses can relate to both the investment returns earned in the period, as well as to the change in our policy liabilities driven by the impact of current period investing activities on future expected investment income assumptions. The direct impact of equity markets and interest rates is separately reported. Our definition of core earnings (see section G1 - “Performance and Non-GAAP Measures”) includes up to $400 million (2014 - $200 million) of favourable investment-related experience reported in a single year.

(4)
The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to interest rate assumptions, including experience gains and losses on derivatives associated with our macro equity hedges. We also include gains and losses on derivative positions and the sale of available-for-sale (“AFS”) bonds in the Corporate and Other segment. See table below for components of this item. Until 3Q14 this also included a quarterly ultimate reinvestment rate (“URR”) update.

(5)	The 3Q15 charge of $26 million included integration costs of $18 million and $8 million for the Standard Life transaction and Closed Block reinsurance transaction, respectively.

Components of the direct impact of equity markets and interest rates and variable annuity guarantee liabilities in the table above.

	Quarterly Results			YTD Results
C$ millions, unaudited	3Q 2015	2Q 2015	3Q 2014	2015	2014
Direct impact of equity markets and variable annuity guarantee liabilities(1)	$(419)	$28	$(35)	$(376)	$(40)
Fixed income reinvestment rates assumed in the valuation of policy liabilities(2)	647	(362)	165	298	196
Sale of AFS bonds and derivative positions in the Corporate and Other segment	4	25	(15)	14	(26)
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities(3)	-	-	(45)	-	(95)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	$232	$(309)	$70	$(64)	$35

(1)
In 3Q15, gains of $1,713 million from dynamic hedging experience and $243 million from macro hedge experience were more than offset by losses of $2,375 million from gross equity exposure, which resulted in a charge of $419 million.

(2)	The gain in 3Q15 for fixed income reinvestment assumptions was driven by a decrease in swap spreads and an increase in corporate spreads in the U.S. and Canada.

(3)	The periodic URR charges ceased effective 4Q14 due to revisions to the Canadian Actuarial Standards of Practice related to economic reinvestment assumptions.

Manulife Financial Corporation – Third Quarter 2015

B2	Revenue

	Quarterly Results			YTD Results
(C$ millions, unaudited)	3Q 2015	2Q 2015	3Q 2014	2015	2014
Net premium income(1)	$6,233	$5,577	$4,628	$17,213	$12,980
Investment income	2,708	3,216	2,602	8,566	8,080
Other revenue(1)	2,487	2,491	2,207	7,404	6,438
Revenue before items noted below	11,428	11,284	9,437	33,183	27,498
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on macro hedging program	3,672	(10,161)	1,561	(1,146)	10,910
Premiums ceded, net of ceded commissions and additional consideration relating to Closed Block reinsurance transaction	(7,996)	-	-	(7,996)	-
Total revenue	$7,104	$1,123	$10,998	$24,041	$38,408

(1)	Excludes impact of the Closed Block reinsurance transaction, which is shown separately.

For 3Q15, total revenue was $7.1 billion compared with $11.0 billion in 3Q14.  The impact of fair value accounting materially impacts the reported realized and unrealized gains or losses on assets supporting insurance and investment contract liabilities, a component of revenue (see section B6 - “Impact of fair value accounting”) below. Accordingly, we discuss specific divisional drivers of revenue before unrealized gains and losses in section C - “Performance by Division”. In 3Q15, total revenue was also impacted by the completion of the reinsurance of John Hancock’s closed block of participating policies (“Closed Block”), where we reported a net reinsurance premium of $8.0 billion.  (The net reinsurance premium was fully offset by an increase in the change in reinsurance assets on the Statement of Income).  For 3Q15, revenue before realized and unrealized gains and premiums ceded under the Closed Block reinsurance transaction was $11.4 billion compared with $9.4 billion in 3Q14. This increase was driven by business growth and the impact of recent acquisitions as well as the impact of foreign exchange rates.

The net realized and unrealized gains on assets supporting insurance and investment contract liabilities and on the macro hedging program were $3.7 billion, primarily driven by a decrease in North American swap and interest rates, and partially offset by the impact of lower equity markets.

On a year-to-date basis, revenue before realized and unrealized losses and premiums ceded under the Closed Block reinsurance transaction was $33.2 billion in 2015 compared with $27.5 billion in 2014, driven by the same factors as noted above.  Net premium income, excluding the impact of the Closed Block reinsurance transaction, was $17.2 billion in the first 9 months of 2015 compared with $13.0 billion in 2014. Net realized and unrealized losses on assets supporting insurance and investment contract liabilities and on the macro hedging program were $1.1 billion for the first 9 months of 2015 compared with a gain of $10.9 billion in 2014.  The impact of higher interest rates in 2Q15 more than offset gains from the general decline in interest rates in both 3Q15 and 1Q15.  The $10.9 billion gain in the first 9 months of 2014 was due to general declines in interest rates during that period.

Please see discussion below in section B6 - “Impact of fair value accounting”.

B3	Premiums and deposits18

Premiums and deposits is an additional measure of our top line growth.  It includes all new policyholder cash flows and, unlike total revenue, is not impacted by the volatility created by fair value accounting.  Premiums and deposits for insurance products were $7.5 billion in 3Q15, which exclude the impact of the Closed Block reinsurance transaction, an increase of 6% on a constant currency basis compared with 3Q14.

Premiums and deposits for Wealth and Asset Management (“WAM”) products were $25.9 billion in 3Q15, an increase of $11.3 billion, or 53% on a constant currency basis, compared with 3Q14 (32% excluding recently acquired businesses). Premiums and deposits for Other Wealth products were $1.6 billion in 3Q15, an increase of $0.6 billion, or 42% on a constant currency basis (28% excluding recently acquired businesses).

B4	Assets under management and administration18

Assets under management and administration as at September 30, 2015 were $888 billion, an increase of $225 billion compared with September 30, 2014. Excluding the net $118 billion from recent acquisitions and the Closed Block reinsurance transaction, the increase was 3%. We transferred $14.0 billion of invested assets to New York Life as part of the reinsurance ceded portion of the reinsurance transaction. These assets support 100% of the insurance contract liabilities. We also recorded a reinsurance receivable for the 60% of the block that was ceded and a reinsurance receivable for funds withheld for the 40% of the block that has been retained. The reinsurance receivables are not included in AUMA.

B5	Capital18

MFC’s total capital as at September 30, 2015 was $47.9 billion, an increase of $10.2 billion from September 30, 2014. The increase from September 30, 2014 was primarily driven by net income of $2.6 billion, favourable currency impacts of $4.8 billion, the Standard Life acquisition ($2.2 billion issuance of MFC common shares and assumption of $0.4 billion of outstanding Standard Life debt), and other net capital issued of $1.5 billion, partially offset by cash dividends of $1.4 billion over the period.

B6	Impact of fair value accounting

Fair value accounting policies affect the measurement of both our assets and our liabilities. The impact on the measurement of both assets and liabilities of investment activities and market movements are reported as experience gains (losses) on investments, the direct impact of equity

18	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

Manulife Financial Corporation – Third Quarter 2015

markets and interest rates and variable annuity guarantees, each of which impacts net income (see section A1 above for a discussion of third quarter experience).

Net realized and unrealized gains reported in investment income were $3.7 billion for 3Q15.  This amount was driven by the mark-to-market impact of decreases in interest rates on our bond and fixed-income derivative holdings.

As outlined in the “Critical Accounting and Actuarial Policies” in the MD&A in our 2014 Annual Report, net insurance contract liabilities under IFRS are determined using CALM, as required by the Canadian Institute of Actuaries. The measurement of policy liabilities includes the estimated value of future policyholder benefits and settlement obligations to be paid over the term remaining on in-force policies, including the costs of servicing the policies, reduced by the future expected policy revenues and future expected investment income on assets supporting the policies.  Investment returns are projected using current asset portfolios and projected reinvestment strategies.  Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period.  We classify gains and losses by assumption type. For example, current period investing activities that increase (decrease) the future expected investment income on assets supporting policies will result in an investment-related experience gain (loss).

B7	Impact of foreign exchange rates

Changes in foreign exchange rates, primarily due to the strengthening of the U.S. dollar compared with the Canadian dollar, increased core earnings by approximately $107 million in 3Q15 compared with 3Q14 and $231 million on a year-to-date basis.  The impact of foreign currency on items excluded from core earnings is not relevant given the nature of these items. Each line item on our financial statements has been impacted by changes in foreign exchange rates.

C	PERFORMANCE BY DIVISION
C1	Asia Division

($ millions, unless otherwise stated)	Quarterly results			YTD Results
Canadian dollars	3Q 2015	2Q 2015	3Q 2014	2015	2014
Net income attributed to shareholders	$129	$320	$332	$748	$911
Core earnings(1)	356	300	273	952	748
Revenue(2)	3,250	2,665	2,726	9,328	8,300
Revenue before realized and unrealized investment income gains and losses(2)	3,885	3,324	2,577	10,268	7,203
Premiums and deposits	5,965	9,358	4,691	21,511	12,641
Assets under management ($ billions)	98.0	99.3	84.5	98.0	84.5
U.S. dollars
Net income attributed to shareholders	$98	$261	$305	$600	$832
Core earnings	272	244	251	755	684
Revenue(2)	2,482	2,167	2,504	7,402	7,586
Revenue before realized and unrealized investment income gains and losses(2)	2,968	2,702	2,366	8,136	6,583
Premiums and deposits	4,558	7,609	4,308	17,157	11,558
Assets under management ($ billions)	73.2	79.6	75.4	73.2	75.4

(1)	See “Performance and Non-GAAP Measures” below for a reconciliation between IFRS net income attributed to shareholders and core earnings.
(2)	See section “B6 - Impact of fair value accounting”.

Asia Division’s net income attributed to shareholders was $129 million in 3Q15 compared with $332 million in 3Q14. Net income attributed to shareholders is comprised of core earnings, which was $356 million in 3Q15 compared with $273 million in 3Q14, and items excluded from core earnings, which amounted to a $227 million loss in 3Q15 compared with a $59 million gain in 3Q14. Year-to-date net income attributed to shareholders and core earnings were $748 million and $952 million, respectively, in 2015 compared with $911 million and $748 million, respectively, for the same period of 2014.

Expressed in U.S. dollars, the presentation currency of the division, net income attributed to shareholders was US$98 million in 3Q15 compared with US$305 million for 3Q14 and core earnings were US$272 million in 3Q15 compared with US$251 million in 3Q14. Items excluded from core earnings amounted to a loss of US$174 million for 3Q15 compared with a gain of US$54 million in 3Q14.

Core earnings increased US$37 million, or 16%, compared with 3Q14 after adjusting for the US$16 million impact of changes in currency rates. This increase was driven by strong growth in new business volumes, improvement in product margins, favourable product mix and more favourable policyholder experience, partially offset by expenses related to growth initiatives. On a Canadian dollar basis, core earnings increased by $83 million to $356 million due to the factors above, and reflect a net $40 million favourable impact of changes in currency rates.

Items excluded from core earnings in 3Q15 primarily related to the direct impact of the decline in equity markets and in 3Q14 to the direct impact of the increase in equity markets.

Manulife Financial Corporation – Third Quarter 2015

Year-to-date net income attributed to shareholders was US$600 million in 2015 compared with US$832 million for the same period of 2014. The US$232 million decrease was driven by a US$278 million change in the direct impact of equity markets and interest rates, partially offset by a US$112 million increase in core earnings after adjusting for the impact of changes in currency rates.  On a Canadian dollar basis year-to-date core earnings increased by $204 million to $952 million due to the factors above, and reflect a net $76 million favourable impact due to changes in currency rates in territories where we operate versus the Canadian dollar.

Revenue before unrealized and realized investment gains was US$3.0 billion in 3Q15 compared with US$2.4 billion in 3Q14, an increase of 25% driven by sales growth over the past 12 months.

Premiums and deposits of US$4.6 billion in 3Q15 increased 14% on a constant currency basis compared with 3Q14. Premiums and deposits for insurance products of US$1.9 billion increased 23% reflecting strong double digit insurance sales growth in most territories and solid recurring premium growth from in-force business. Wealth and asset management premiums and deposits of US$1.9 billion in 3Q15 decreased by 8%, due to lower mutual fund deposits reflecting unfavourable market conditions and timing of fund launches, partly offset by continued growth in pension deposits.

Assets under management were US$73.2 billion as at September 30, 2015, an increase of 3% on a constant currency basis compared with September 30, 2014, reflecting net policyholder cash inflows of US$4.4 billion and the impact of lower interest rates on fixed-income asset values over the last 12 months.

C2	Canadian Division

($ millions, unless otherwise stated)	Quarterly results			YTD Results
Canadian dollars	3Q 2015	2Q 2015	3Q 2014	2015	2014
Net income attributed to shareholders	$278	$191	$286	$588	$930
Core earnings(1)	338	304	243	904	703
Revenue(2)	2,691	230	2,974	7,613	10,099
Revenue before realized and unrealized investment income gains and losses(2)	2,615	2,814	2,540	8,114	7,340
Premiums and deposits	7,285	7,250	5,073	22,361	16,192
Assets under management ($ billions)	215.6	217.5	156.0	215.6	156.0

(1)	See “Performance and Non-GAAP Measures” below for a reconciliation between IFRS net income attributed to shareholders and core earnings.
(2)	See section “B6 - Impact of fair value accounting”.

Canadian Division’s 3Q15 net income attributed to shareholders was $278 million compared with $286 million in 3Q14.  Net income attributed to shareholders is comprised of core earnings, which was $338 million in 3Q15 compared with $243 million in 3Q14, and items excluded from core earnings, which amounted to a loss of $60 million in 3Q15 compared with a gain of $43 million in 3Q14.

Core earnings increased $95 million of which $41 million related to the Standard Life business. The favourable impact from in-force business growth and the methodology change for attributing expected investment income on assets supporting provisions for adverse deviation was partially offset by unfavourable policyholder experience. The 3Q15 loss in items excluded from core earnings related to unfavourable market and investment-related experience and, to a lesser extent, integration costs related to the recently acquired business.

Year-to-date net income attributed to shareholders was $588 million compared with $930 million for the same period of 2014. Year-to-date core earnings of $904 million were $201 million higher than 2014 and included $94 million related to Standard Life. Year-to-date items excluded from core earnings were a charge of $316 million compared with a gain of $227 million in 2014.

Revenue before net realized and unrealized gains was $2.6 billion in 3Q15 compared with $2.5 billion in 3Q14, with the increase driven by higher fee income on higher asset levels.

Premiums and deposits in 3Q15 were $7.3 billion, $2.2 billion higher than in 3Q14 of which $2.1 billion relates to our wealth and asset management businesses.

Assets under management were $215.6 billion as at September 30, 2015, an increase of $59.6 billion from September 30, 2014, including $50.7 billion related to Standard Life. Excluding Standard Life, AUM increased by $8.9 billion, or 6%, driven by growth in our wealth and asset management businesses despite market volatility.

Manulife Financial Corporation – Third Quarter 2015

C3	U.S. Division
($ millions, unless otherwise stated)	Quarterly Results			YTD Results
Canadian dollars	3Q 2015	2Q 2015	3Q 2014	2015	2014
Net income attributed to shareholders	$525	$183	$679	$1,190	$1,641
Core earnings(1)	393	402	342	1,187	1,045
Revenue(2)	923	(1,959)	5,360	6,698	20,050
Revenue before realized and unrealized investment income gains and losses and excluding the Closed Blockreinsurance transaction(2),(3)	4,950	4,955	4,367	14,621	12,736
Premiums and deposits	19,520	16,108	11,329	50,056	37,634
Assets under management and administration ($ billions)	508.4	499.1	376.9	508.4	376.9
U.S. dollars
Net income attributed to shareholders	$401	$149	$623	$939	$1,502
Core earnings	300	327	314	943	955
Revenue(2)	707	(1,593)	4,923	5,351	18,313
Revenue before realized and unrealized investment income gains and losses and excluding the Closed Block reinsurance transaction(2),(3)	3,783	4,029	4,011	11,616	11,642
Premiums and deposits	14,913	13,101	10,403	39,650	34,385
Assets under management and administration ($ billions)	379.5	400.1	336.3	379.5	336.3

(1)	See “Performance and Non-GAAP Measures” below for a reconciliation between IFRS net income attributed to shareholders and core earnings.

(2)	See section “B6 – Impact of fair value accounting”.

(3)
For the purposes of comparable period-over-period reporting the impact of Closed Block reinsurance transaction is excluded from revenue before realized and unrealized investment income gains in this table. This transaction resulted in a net ceded premium, including ceded commissions and additional consideration of approximately US$6.1 billion.

U.S. Division’s 3Q15 net income attributed to shareholders was $525 million compared with $679 million in 3Q14. Net income attributed to shareholders is comprised of core earnings, which amounted to $393 million in 3Q15 compared with $342 million in 3Q14, and items excluded from core earnings, which amounted to a gain of $132 million in 3Q15 compared with a gain of $337 million in 3Q14. The strengthening U.S. dollar compared to the Canadian dollar accounted for $66 million of the increase in core earnings.

The U.S. Division’s year-to-date net income attributed to shareholders was $1,190 million compared with $1,641 in 2014.  The U.S. Division’s year-to-date core earnings was $1,187 million compared with $1,045 million in the prior year, and items excluded from core earnings were a gain of $3 million compared with a gain of $596 million in year-to-date 2014.  The change in items excluded from core earnings relates to the non-recurrence of strong investment-related experience reported in 2014. The strengthening of the U.S. dollar compared to the Canadian dollar accounted for $155 million of the increase in year-to-date core earnings.

Expressed in U.S. dollars, the functional currency of the division, 3Q15 net income attributed to shareholders was US$401 million compared with US$623 million in 3Q14, core earnings was US$300 million compared with US$314 million in 3Q14, and items excluded from core earnings amounted to a gain of US$101 million in 3Q15 compared with a gain of US$309 million in 3Q14. The US$14 million decrease in core earnings was driven by unfavourable policyholder experience in JH Insurance and JH Annuities, partially offset by one-time tax benefits arising from finalizing a tax filing. The unfavourable policyholder experience in JH Insurance was primarily due to JH LTC and large claims in JH Life.

Expressed in U.S. dollars, year-to-date net income attributed to shareholders was US$939 million compared with US$1,502 million for the same period in 2014 and included core earnings of US$943 million, a US$12 million decrease compared with the same period in 2014.  The decrease in year-to-date core earnings was driven by unfavourable policyholder experience in JH Insurance and JH Annuities and lower tax benefits relative to the prior year, partially offset by lower amortization of deferred acquisition costs due to the run-off of the in-force variable annuity business and higher wealth and asset management fee income reflecting increased asset levels. The unfavourable policyholder experience in JH Insurance was primarily due to large claims in JH Life and losses in JH LTC. The US$551 million unfavourable variance in items excluded from core earnings is largely attributable to the non-recurrence of favourable investment-related experience reported in 2014.

Revenue before unrealized and realized investment gains and the net activity associated with the Closed Block reinsurance transaction was US$3.8 billion in 3Q15 compared with US$4.0 billion in 3Q14.  The decrease was primarily driven by lower investment income and premiums in JH Insurance resulting from the ongoing cession of the Closed Block, partially offset by higher fee income on higher WAM assets.

Premiums and deposits for 3Q15 were US$14.9 billion, an increase of 43% compared with 3Q14.  The increase was primarily due to record deposits in JH Investments, and strong mid-market deposits in JH RPS, driven by the 2Q15 acquisition.

Assets under management and administration as at September 30, 2015 were US$379.5 billion and increased US$43.2 billion from September 30, 2014. The increase was driven by the recently acquired Retirement Plan Services business, which contributed US$56.6 billion, and strong net mutual fund sales over the past 12 months, which contributed US$9.2 billion. These increases were partially offset by the continued run-off of the in-force variable annuity business and US$11.2 billion of invested assets transferred as part of the Closed Block reinsurance transaction. The accounting for this transaction resulted in invested assets, representing 100% of the insurance contract liabilities that we will continue to report, being replaced by a

Manulife Financial Corporation – Third Quarter 2015

reinsurance receivable for the 60% of the block that has been ceded and a reinsurance receivable for funds withheld representing the 40% of the block that has been retained.  The reinsurance receivables are not included in AUMA.

C4	Corporate and Other

(C$ millions, unless otherwise stated)	Quarterly Results			YTD Results
	3Q 2015	2Q 2015	3Q 2014	2015	2014
Net loss attributed to shareholders	$(310)	$(94)	$(197)	$(581)	$(621)
Core loss (excluding core investment gains)(1)	$(166)	$(155)	$(153)	$(474)	$(471)
Investment-related experience included in core earnings	(51)	51	50	-	150
Total core loss	$(217)	$(104)	$(103)	$(474)	$(321)
Revenue	$240	$187	$(62)	$402	$(41)
Premiums and deposits	2,189	11,008	981	16,240	5,968
Assets under management ($ billions)	66.0	66.9	45.1	66.0	45.1

(1)	See “Performance and Non-GAAP Measures” below for a reconciliation between IFRS net income attributed to shareholders and core earnings.

Corporate and Other is composed of: investment performance on assets backing capital, net of amounts allocated to operating divisions and financing costs; Investment Division’s external asset management business; Property and Casualty (“P&C”) Reinsurance business; as well as run-off reinsurance operations including variable annuities and accident and health.

For segment reporting purposes, the impact of updates to actuarial methods and assumptions, settlement costs for macro equity hedges and other non-operating items are included in this segment’s earnings. This segment is also where we reclassify favourable investment-related experience to core earnings from items excluded from core earnings, subject to certain limits (see section G1 – “Performance and Non-GAAP measures” below).  In each of the other segments, we report all investment-related experience in items excluded from core earnings.

Corporate and Other reported a net loss attributed to shareholders of $310 million in 3Q15 and a net loss of $197 million in 3Q14.  The net loss is comprised of core loss and items excluded from core loss.  The core loss was $217 million in 3Q15 and $103 million in 3Q14; items excluded from core loss amounted to charges of $93 million in 3Q15 compared with charges of $94 million in 3Q14.

The $114 million increase in core loss is primarily related to the $101 million change in investment-related experience. The remaining variance of $13 million reflects the currency impact on the interest allocated to the U.S. and Asia divisions when expressed in Canadian dollars and higher macro hedging costs from increased hedging activity, partially offset by higher realized gains on AFS equities.

Items excluded from core loss compared with 3Q14 include the favourable variance reflecting the direct impact of equity markets and interest rates, primarily driven by macro hedging experience gains, and the reclassification of investment-related experience in core earnings, largely offset by unfavourable variances related to changes in actuarial methods and assumptions and the impact of mark-to-market accounting.

On a year-to-date basis the net loss attributed to shareholders was $581 million in 2015 compared with a net loss of $621 million for the same period of 2014. The net favourable variance of $40 million includes an unfavourable variance in core losses of $153 million, more than offset by a favourable variance of $193 million in items excluded from core loss.

The unfavourable year-to-date variance in core loss was due to the non-recurrence of $150 million of core investment gains reported in 2014. Other items netted to a small variance, consistent with the items described in the third quarter. Of the $193 million favourable variance in items excluded from core loss, the primary driver was the non-recurrence of the $150 million reclassification of favourable investment-related experience in 2014.

Revenue was $240 million in 3Q15 compared with a loss of $62 million in 3Q14. The increase in revenue was primarily driven by higher macro hedging gains. These gains were reported in items excluded from core loss.

Premiums and deposits, primarily related to the Investment Division’s external asset management business, were $2.2 billion in 3Q15, compared with the $1.0 billion reported in 3Q14. The increase reflects the impact of inflows from institutional asset management clients. Institutional advisory sales for our public markets’ investment teams were driven by a series of sizable mandates that were balanced across regions and asset classes.

Assets under management of $66.0 billion as at September 30, 2015 (September 30, 2014 – $45.1 billion) included assets managed by Manulife Asset Management on behalf of third-party institutional clients of $65.5 billion (September 30, 2014 – $39.0 billion).

D	PERFORMANCE BY BUSINESS LINE

D1	Additional information for Wealth and Asset Management

Manulife has a globally diversified wealth and asset management franchise spanning mutual funds, group retirement and savings products, and institutional asset management capabilities across all major asset classes.  We have achieved strong growth through expanding our broad-based extensive distribution platforms in the U.S., Canada and Asia, and leveraging our global asset management expertise.  With investment professionals on the ground in 17 countries, our deep local knowledge, and expertise in sought after asset classes such as alternative long-duration assets, positions us well for continued success. In addition to mutual fund businesses in 11 markets, we have leading retirement platforms in Canada, the U.S. and Hong Kong, and a growing presence in Indonesia and Malaysia.  We continue to invest in these businesses with recent acquisitions of the Canadian-based operations of Standard Life plc (“Standard Life”)  and New York Life’s Retirement Plan Services business and the announcement of a transaction to acquire Standard Chartered’s MPF and ORSO businesses in Hong Kong. WAM businesses are among our fastest growing earnings contributors.

Manulife Financial Corporation – Third Quarter 2015

We provide additional financial information by line of business, to supplement our existing primary disclosure based on geographic segmentation. This information should help facilitate a better assessment of the financial performance of our WAM businesses and relevant comparisons to be made with global asset management peers. The supplemental information for WAM businesses includes an income statement, core earnings, core earnings before interest, taxes, depreciation and amortization (“core EBITDA”), net flows, gross flows and assets under management and administration19. Core EBITDA was selected as a key performance indicator for WAM businesses, as EBITDA is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

Wealth and Asset Management highlights

	Quarterly Results			YTD Results
(C$ millions, unless otherwise stated)	3Q 2015	2Q 2015	3Q 2014	2015	2014
Core earnings	$169	$162	$129	$482	$373
Core EBITDA	315	317	257	932	725
Net flows	4,514	14,494	2,382	25,639	15,529
Gross flows	25,862	34,892	14,594	83,597	51,279
Assets under management ("AUM") (C$ billions)	406	406	298	406	298
Assets under management and administration ("AUMA") (C$ billions)	477	475	298	477	298

In 3Q15, we generated solid net flows despite challenging equity markets.  Core EBITDA in 3Q15 and the first nine months of 2015 increased 23% and 29%, respectively, compared with the same periods in the prior year.

D2	Additional information by business line

In addition to the WAM businesses, the following two tables include core earnings and assets under management and administration for our Other Wealth and Insurance business lines.  Other Wealth consists of variable and fixed annuities, single premium products sold in Asia, and Manulife Bank in Canada20 and Insurance includes all individual and group insurance businesses.

Wealth and Asset Management – Our global WAM businesses contributed $169 million to core earnings in 3Q15, an increase of 31% compared with 3Q14. The increase was a result of higher fee income from higher asset levels, reflecting strong net flows and recent acquisitions and the favourable impact of the strengthening of the U.S. dollar compared to the Canadian dollar, partially offset by higher non-deferrable acquisition costs.  On a year-to-date basis, WAM contributed $482 million to core earnings in 2015, up 29% from $373 million in 2014.

Insurance – Our insurance businesses contributed $590 million to core earnings in 3Q15, an increase of 20% compared with 3Q14. The increase was primarily a result of strong insurance sales in Asia, in-force growth and the strengthening of the U.S. dollar. Year-to-date core earnings of $1,629 million in 2015 were up 15% from 2014.

Other Wealth – Our other wealth businesses contributed $327 million to core earnings in 3Q15, an increase of 34% compared with 3Q14. The increase was primarily related to strong sales in Asia, the contribution of a recent acquisition in Canada, lower amortization of deferred acquisition costs in the U.S. and the strengthening of the U.S. dollar. Year-to-date core earnings of $947 million in 2015 were up 33% from 2014.

Core earnings by line of business

	Quarterly Results			YTD Results
(C$ millions)	3Q15	2Q15	3Q14	2015	2014
Wealth and Asset Management	$169	$162	$129	$482	$373
Insurance	590	535	490	1,629	1,419
Other Wealth	327	317	244	947	710
Corporate and Other(1)	(216)	(112)	(108)	(489)	(327)
Total core earnings	$870	$902	$755	$2,569	$2,175

(1)	Excludes Manulife Asset Management results that are included in WAM.

Assets under management and administration by line of business

As at	September 30,	June 30,	September 30,
(C$ millions)	2015	2015	2014
Wealth and Asset Management	$476.8	$474.5	$297.9
Insurance	235.1	235.6	202.1
Other Wealth	175.7	170.4	156.5
Corporate and Other	0.4	2.2	6.0
Total assets under management and administration	$888.0	$882.7	$662.5

19	Core earnings, core EBITDA, net flows, gross flows and assets under management and administration are non-GAAP measures. See “Performance and Non-GAAP measures” below.

20	Manulife Bank new loan volumes are no longer being reported as sales.

Manulife Financial Corporation – Third Quarter 2015

The following table shows the core earnings of the WAM, Insurance and Other Wealth business lines by division.

Core earnings by line of business by division

	Quarterly Results			YTD Results
(C$ millions)	3Q 2015	2Q 2015	3Q 2014	2015	2014
Wealth and Asset Management(1)
Asia	$38	$43	$34	$124	$95
Canada	40	36	25	106	74
U.S.	92	75	65	237	198
Corporate and Other(2)	(1)	8	5	15	6
Total Wealth and Asset Management	169	162	129	482	373
Insurance
Asia	245	195	183	640	489
Canada	166	142	132	422	375
U.S.	179	198	175	567	555
Total Insurance	590	535	490	1,629	1,419
Other Wealth(3)
Asia	73	62	56	188	164
Canada
Manulife Bank	26	36	27	96	84
Canada excluding Manulife Bank	106	90	59	280	170
Total Canada	132	126	86	376	254
U.S.	122	129	102	383	292
Total Other Wealth	327	317	244	947	710
Corporate and Other(4)	(216)	(112)	(108)	(489)	(327)
Total core earnings	$870	$902	$755	$2,569	$2,175

(1)
Wealth and Asset Management is comprised of our fee-based global WAM businesses that do not contain material insurance risk including: mutual funds, group retirement and institutional asset management.

(2)	Corporate and Other results are net of internal allocations to other divisions.
(3)	Other Wealth includes variable and fixed annuities, single premium products sold in Asia and Manulife Bank.
(4)	A portion of core earnings from Investment Division has been included in Wealth and Asset Management.

E	RISK MANAGEMENT AND RISK FACTORS UPDATE

This section provides an update to our risk management practices and risk factors outlined in the MD&A in our 2014 Annual Report. The shaded text and tables in this section of the MD&A represent our disclosure on market and liquidity risk in accordance with IFRS7, “Financial Instruments – Disclosures”. Accordingly, the following shaded text and tables represent an integral part of our unaudited Interim Consolidated Financial Statements.

E1	Potential impact of recent deployments of capital and current macro environment

In our 2014 MD&A we noted macro-economic and other risk factors that may result in our inability to achieve our 2016 objective of core ROE of 13%.  Core ROE was 9.2% in 3Q15 and  9.5% for the first nine months of 2015. As previously communicated, given the recent deployments of capital to pursue long-term growth, along with the impact on equity of the strengthening U.S. dollar compared with the Canadian dollar, we no longer believe our core ROE objective of 13% is achievable in 2016.

E2	Variable annuity and segregated fund guarantees

As described in the MD&A in our 2014 Annual Report, guarantees on variable products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guaranteed values. Depending on future equity market levels, liabilities on current in-force business would be due primarily in the period from 2015 to 2038.

We seek to mitigate a portion of the risks embedded in our retained (i.e. net of reinsurance) variable annuity and segregated fund guarantee business through the combination of our dynamic and macro hedging strategies (see section E4 “Publicly traded equity performance risk” below).

The table below shows selected information regarding the Company’s variable annuity and segregated fund guarantees gross and net of reinsurance.

Manulife Financial Corporation – Third Quarter 2015

Variable annuity and segregated fund guarantees, net of reinsurance

As at	September 30, 2015			December 31, 2014
(C$ millions)	Guarantee value	Fund value	Amount at risk(4),(5)	Guarantee value	Fund value	Amount at risk(4),(5)
Guaranteed minimum income benefit(1)	$6,539	$4,762	$1,782	$6,014	$4,846	$1,203
Guaranteed minimum withdrawal benefit	71,880	63,907	9,023	66,950	64,016	4,570
Guaranteed minimum accumulation benefit	19,416	22,729	113	14,514	18,670	23
Gross living benefits(2)	97,835	91,398	10,918	87,478	87,532	5,796
Gross death benefits(3)	13,633	12,731	1,879	12,178	11,036	1,312
Total gross of reinsurance	111,468	104,129	12,797	99,656	98,568	7,108
Living benefits reinsured	5,701	4,177	1,525	5,242	4,249	1,020
Death benefits reinsured	3,856	3,397	732	3,598	3,398	560
Total reinsured	9,557	7,574	2,257	8,840	7,647	1,580
Total, net of reinsurance	$101,911	$96,555	$10,540	$90,816	$90,921	$5,528

(1)	Contracts with guaranteed long-term care benefits are included in this category.
(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote 3.
(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. This amount is not currently payable. For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the amount at risk is floored at zero at the single contract level.

(5)
The amount at risk net of reinsurance at September 30, 2015 was $10,540 million (December 31, 2014 – $5,528 million) of which: US$6,296 million (December 31, 2014 – US$3,616 million) was on our U.S. business, $1,314 million (December 31, 2014 – $912 million) was on our Canadian business, US$288 million (December 31, 2014 – US$99 million) was on our Japan business and US$304 million (December 31, 2014 – US$264 million)  was related to Asia (other than Japan) and our run-off reinsurance business.

The amount at risk on variable annuity contracts and segregated fund guarantees, net of reinsurance was $10.5 billion at September 30, 2015 compared with $5.5 billion at December 31, 2014.

The policy liabilities established for variable annuity and segregated fund guarantees were $8,199 million at September 30, 2015 (December 31, 2014 - $4,862 million).  For non-dynamically hedged business, policy liabilities increased from $684 million at December 31, 2014 to $890 million at September 30, 2015. For the dynamically hedged business, the policy liabilities increased from $4,178 million at December 31, 2014 to $7,309 million at September 30, 2015.

The increase in the total policy liabilities for variable annuity and segregated fund guarantees since December 31, 2014 is primarily due to the decline in equity markets, the strengthening of the U.S. dollar relative to the Canadian dollar and, in the case of dynamically hedged business, is also due to the decrease in swap rates in North America.

E3	Caution related to sensitivities

In this document, we provide sensitivities and risk exposure measures for certain risks. These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment activity and investment returns assumed in the determination of policy liabilities. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders will be as indicated or on MLI’s MCCSR ratio will be as indicated.

E4	Publicly traded equity performance risk

As outlined in our 2014 Annual Report, our macro hedging strategy is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other products and fees. In addition, our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products (see pages 52 and 53 of our 2014 Annual Report).

The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 % change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on shareholders’ net income.

This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity guarantee liabilities.  It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program are rebalanced at 5% intervals. In addition, we assume that the macro hedge assets are rebalanced in line with market changes.

Manulife Financial Corporation – Third Quarter 2015

It is also important to note that these estimates are illustrative, and that the hedging program may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable.

Potential impact on net income attributed to shareholders arising from changes to public equity returns(1)

As at September 30, 2015
(C$ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(2)
Variable annuity guarantees	$(4,840)	$(2,970)	$(1,360)	$1,060	$1,830	$2,390
Asset based fees	(450)	(300)	(150)	150	300	450
General fund equity investments(3)	(990)	(650)	(330)	310	630	960
Total underlying sensitivity before hedging	(6,280)	(3,920)	(1,840)	1,520	2,760	3,800
Impact of macro and dynamic hedge assets(4)	4,260	2,610	1,210	(1,110)	(2,030)	(2,780)
Net potential impact on net income after impact of hedging	$(2,020)	$(1,310)	$(630)	$410	$730	$1,020

As at December 31, 2014
(C$ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(2)
Variable annuity guarantees	$(4,480)	$(2,570)	$(1,100)	$740	$1,210	$1,510
Asset based fees	(360)	(240)	(120)	120	240	360
General fund equity investments(3)	(650)	(440)	(210)	220	450	680
Total underlying sensitivity before hedging	(5,490)	(3,250)	(1,430)	1,080	1,900	2,550
Impact of macro and dynamic hedge assets(4)	3,770	2,150	950	(850)	(1,460)	(1,940)
Net potential impact on net income after impact of hedging	$(1,720)	$(1,100)	$(480)	$230	$440	$610

(1)	See “Caution related to sensitivities” above.
(2)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.
(3)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on AFS public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(4)
Includes the impact of rebalancing equity hedges in the macro and dynamic hedging program.  The impact of dynamic hedge rebalancing represents the impact of rebalancing equity hedges for dynamically hedged variable annuity guarantee best estimate liabilities at 5% intervals, but does not include any impact in respect of other sources of hedge ineffectiveness e.g. fund tracking, realized volatility and equity, interest rate correlations different from expected among other factors.

Potential impact on MLI’s MCCSR ratio arising from public equity returns different from the expected return for policy liability valuation(1),(2)

	Impact on MLI's MCCSR ratio
Percentage points	-30%	-20%	-10%	10%	20%	30%
September 30, 2015	(18)	(11)	(5)	1	4	6
December 31, 2014	(20)	(10)	(4)	1	7	11

(1)
See “Caution related to sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in equity markets, as the impact on the quoted sensitivities is not considered to be material.

(2)
The potential impact is shown assuming that the change in value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities. The estimated amount that would not be completely offset relates to our practices of not hedging the provisions for adverse deviation and of rebalancing equity hedges for dynamically hedged variable annuity liabilities at 5% intervals.

The following table shows the notional value of shorted equity futures contracts utilized for our variable annuity guarantee dynamic hedging and our macro equity risk hedging strategies.

As at September 30,
(C$ millions)	2015	2014
For variable annuity guarantee dynamic hedging strategy	$11,800	$10,700
For macro equity risk hedging strategy	4,400	3,000
Total	$16,200	$13,700

E5	Interest rate and spread risk

At September 30, 2015, we estimated the sensitivity of our net income attributed to shareholders to a 50 basis point parallel decline in interest rates to be nil, and to a 50 basis point increase in interest rates to be nil, after rounding results to the nearest $100 million. The $100 million decrease in sensitivity to a 50 basis point change in interest rates from December 31, 2014 was primarily attributable to normal rebalancing a part of our interest risk hedging program.

Manulife Financial Corporation – Third Quarter 2015

The 50 basis point parallel decline includes a change of 50 basis points in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates, relative to the rates assumed in the valuation of policy liabilities, including embedded derivatives. For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

As the sensitivity to a 50 basis point change in interest rates includes any associated change in the applicable reinvestment scenario used in the reserve, the impact of changes to interest rates for less than, or more than 50 basis points is unlikely to be linear. The reinvestment scenario changes tend to amplify the negative effects of a decrease in interest rates, and dampen the positive effects of an increase in interest rates. Furthermore, the actual impact on net income attributed to shareholders of non-parallel interest rate movements may differ from the estimated impact of parallel movements because our exposure to interest rate movements is not uniform across all durations.

The income impact does not include any potential changes to the URR assumptions which are promulgated periodically by the Actuarial Standards Board (“ASB”), or other potential impacts of lower interest rate levels, for example, increased strain on the sale of new business or lower interest earned on our surplus assets. Interest rates are currently lower than they were when the current URR assumptions were promulgated, and therefore there may be a downward bias if the ASB were to update rates21.  The impact also does not reflect potential management actions to realize gains or losses on AFS fixed income assets held in the surplus segment in order to partially offset changes in MLI’s MCCSR ratio due to changes in interest rate levels.

Potential impact on net income attributed to shareholders and MLI’s MCCSR ratio of an immediate 50 basis point parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1),(2),(3),(4)

	September 30, 2015				December 31, 2014
As at	-50	bp	+50	bp	-50	bp	+50	bp
Net income attributed to shareholders (C$ millions)
Excluding change in market value of AFS fixed income assets held in the surplus segment	$-		$-		$(100)		$100
From fair value changes in AFS fixed income assets held in surplus, if realized	500		(400)		500		(400)
MLI's MCCSR ratio (Percentage points)
Before impact of change in market value of AFS fixed income assets held in the surplus segment(5)	(5)		3		(7)		5
From fair value changes in AFS fixed income assets held in surplus, if realized	2		(2)		3		(3)

(1)
See “Caution related to sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates, as the impact on the quoted sensitivities is not considered to be material.

(2)
Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.

(3)	The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the aggregate amount of unrealized gain or loss.
(4)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities. Impact of realizing fair value changes in AFS fixed income assets is as of the end of the quarter.

(5)
The impact on MLI’s MCCSR ratio includes both the impact of the change in earnings on available capital as well as the change in required capital that results from a change in interest rates.  The potential increase in required capital accounted for almost all of the 5 point impact of a 50 bp decline in interest rates on MLI’s MCCSR ratio this quarter.

The following table shows the potential impact on net income attributed to shareholders resulting from a change in credit spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders arising from changes to corporate spreads and swap spreads(1),(2),(3)

As at
(C$ millions)	September 30, 2015	December 31, 2014
Corporate spreads(4)
Increase 50 basis points	$700	$500
Decrease 50 basis points	(700)	(500)
Swap spreads
Increase 20 basis points	$(600)	$(500)
Decrease 20 basis points	600	500

(1)	See “Caution related to sensitivities” above.
(2)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate and swap spreads.

(3)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

(4)	Corporate spreads are assumed to grade to an expected long-term average over five years.

21	See “Caution regarding forward-looking statements” below.

Manulife Financial Corporation – Third Quarter 2015

The increased sensitivity to a 50 basis point change to corporate spreads from December 31, 2014 to September 30, 2015 is primarily due to investment related activities and updates to our valuation assumptions as a result of our annual review of actuarial methods and assumptions. The increased sensitivity to a 20 basis point change to swap spreads from December 31, 2014 to September 30, 2015 is primarily due to the decrease in swap rates over the period and normal rebalancing as part of our interest risk hedging program.

E6	Alternative Long-Duration Asset (“ALDA”) Performance Risk

The following table shows the potential impact on net income attributed to shareholders resulting from changes in market values of ALDA that differ from the expected levels assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders arising from changes in ALDA returns(1),(2),(3),(4)

As at	September 30, 2015		December 31, 2014
(C$ millions)	-10%	+10%	-10%	+10%
Real estate, agriculture and timber assets	$(1,200)	$1,100	$(1,000)	$1,000
Private equities and other ALDA	(1,000)	1,100	(1,000)	900
Alternative long-duration assets	$(2,200)	$2,200	$(2,000)	$1,900

(1)	See “Caution Related to Sensitivities” above.
(2)
This impact is calculated as at a point-in-time impact and does not include: (i) any potential impact on ALDA, weightings; (ii) any gains or losses on ALDA  held in the Corporate and Other segment; or (iii) any gains or losses on ALDA held in Manulife Bank.

(3)	The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in alternative long-duration asset returns.
(4)	Net income impact does not consider any impact of the market correction on assumed future return assumptions.

The increased sensitivity from December 31, 2014 to September 30, 2015 is primarily due to the strengthening of the U.S. dollar relative to the Canadian dollar during the period which increased the sensitivity of our U.S. business as measured in Canadian dollars as well as the acquisition of Standard Life.

Manulife Financial Corporation – Third Quarter 2015

F	ACCOUNTING MATTERS AND CONTROLS

F1	Critical accounting and actuarial policies

Our significant accounting policies under IFRS are described in note 1 to our Consolidated Financial Statements for the year ended December 31, 2014. The critical accounting policies and the estimation processes related to the determination of insurance and investment contract liabilities, assessment of relationships with other entities for consolidation, fair value of certain financial instruments, derivatives and hedge accounting, provisioning for asset impairment, determination of pension and other post-employment benefit obligations and expenses, income taxes and uncertain tax positions, valuation and impairment of goodwill and intangible assets and the measurement and disclosure of contingent liabilities are described on pages 70 to 77 of our 2014 Annual Report.

F2	Actuarial methods and assumptions

A comprehensive review of actuarial methods and assumptions is performed annually. The review is designed to reduce the Company’s exposure to uncertainty by ensuring assumptions for both asset-related and liability-related risks remain appropriate. This is accomplished by monitoring experience and selecting assumptions which represent a current best estimate view of expected future experience, and margins that are appropriate for the risks assumed. While the assumptions selected represent the Company’s current best estimates and assessment of risk, the ongoing monitoring of experience and changes in the economic environment are likely to result in future changes to the actuarial assumptions, which could be material.

The quantification of the impact of the 2015 comprehensive review of valuation methods and assumptions is as of July 1, 2015 for all lines of business.

In the third quarter of 2015, the completion of the annual review of actuarial methods and assumptions resulted in an increase in insurance and investment contract liabilities of $334 million, net of reinsurance, and net income attributed to shareholders decreased by $285 million.

For the quarter ended September 30, 2015 Assumption	Change in gross insurance and investment contract liabilities	Change in insurance and investment contract liabilities net of reinsurance	Change in net income attributed to shareholders
Mortality and morbidity updates	$(191)	$(146)	$168
Lapses and policyholder behavior	968	586	(456)
Other updates	(499)	(106)	3
Net impact	$278	$334	$(285)

Updates to mortality and morbidity
Assumptions were updated across several business units to reflect recent experience. In Japan, a reduction to the margin for adverse deviations applied to our best estimate morbidity assumptions for certain medical insurance products resulted in a $237 million benefit to net income attributed to shareholders. The reduction in this margin is a result of emerging experience being aligned with expectations leading to a decrease in the level of conservatism required for this assumption.

Other mortality and morbidity updates led to a $69 million charge to net income attributed to shareholders.  This included a refinement to our modelling of mortality improvement on a portion of our Canadian retail insurance business that led to a benefit to net income attributed to shareholders. This was more than offset by a review of our mortality assumption for some of our JH Annuities business and a number of other updates across several business units.

Updates to lapses and policyholder behaviour
Lapse rates were updated across several business units to reflect recent experience. Lapse rates for JH universal life and variable universal life products were updated which led to a net $245 million charge to net income attributed to shareholders. Lapse rates for our low cost universal life products were reduced which led to a charge to net income attributed to shareholders and was partially offset by a reduction in lapse rates for our variable universal life products which led to a benefit to net income attributed to shareholders.

Other updates to lapse and policyholder behavior assumptions were made across several product lines including term and whole life insurance products in Japan, which led to a $211 million charge to net income attributed to shareholders.

Other updates
The company implemented a refinement to the modelling of asset and liability cash flows associated with inflation-linked benefit options in our long-term care business, which led to a $232 million benefit to net income attributed to shareholders.

The Company implemented a refinement to the projection of the term policy conversion options in Canadian retail insurance which led to a $200 million charge to net income attributed to shareholders.

Other model refinements related to the projection of both asset and liability cash flows across several business units led to a $29 million charge to net income attributed to shareholders. This included several offsetting items such as a refinement to the modelling of reinsurance contracts for Canadian Individual Insurance, updates to our future investment expense assumptions, updates to our future ALDA investment return assumptions and updates to certain future expense assumptions in JH Insurance.

F3	Accounting and reporting changes

OSFI recently issued the 2016 MCCSR guidelines for public comment. The guidelines include the requirement to disclose the MCCSR ratio for MFC and other federally regulated holding companies.

Manulife Financial Corporation – Third Quarter 2015

F4	Quarterly financial information

The following table provides summary information related to our eight most recently completed quarters

As at and for the three months ended	Sept 30,	Jun 30,	Mar 31,	Dec 31,	Sept 30,	Jun 30,	Mar 31,	Dec 31,
(C$ millions, except per share amounts or otherwise stated, unaudited)	2015	2015	2015	2014	2014	2014	2014	2013
Revenue
Premium income
Life and health insurance	$5,092	$4,708	$4,589	$4,305	$4,072	$3,786	$3,696	$3,956
Annuities and pensions	1,141	869	814	528	556	430	440	575
Premiums ceded, net of ceded commissions and additional consideration relating to Closed Block reinsurance transaction	(7,996)	-	-	-	-	-	-	-
Net premium income (loss)	(1,763)	5,577	5,403	4,833	4,628	4,216	4,136	4,531
Investment income	2,708	3,216	2,642	2,664	2,602	2,809	2,669	2,622
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities(1)	3,672	(10,161)	5,343	6,182	1,561	4,093	5,256	(2,788)
Other revenue	2,487	2,491	2,426	2,301	2,207	2,108	2,123	2,633
Total revenue	7,104	1,123	15,814	15,980	10,998	13,226	14,184	6,998
Income (loss) before income taxes	988	650	844	724	1,392	1,211	937	1,854
Income tax (expense) recovery	(316)	28	(116)	(17)	(287)	(234)	(133)	(497)
Net income	672	678	728	707	1,105	977	804	1,357
Net income attributed to shareholders	$622	$600	$723	$640	$1,100	$943	$818	$1,297
Reconciliation of core earnings to net income attributed to shareholders
Total core earnings(2)	$870	$902	$797	$713	$755	$701	$719	$685
Other items to reconcile net income attributed to shareholders to core earnings(3):
Investment-related experience in excess of amounts included in core earnings	(169)	77	(77)	(403)	320	217	225	215
Direct impact of equity markets, interest rates and variable annuity guarantee liabilities	232	(309)	13	377	70	55	(90)	(81)
Impact of major reinsurance transactions, in-force product changes and recapture of reinsurance treaties	-	-	12	-	24	-	-	261
Change in actuarial methods and assumptions	(285)	(47)	(22)	(59)	(69)	(30)	(40)	(133)
Net impact of acquisitions and divestitures	(26)	(54)	(30)	12	-	-	-	350
Tax items and restructuring charge related to organizational design	-	31	30	-	-	-	4	-
Net income attributed to shareholders	$622	$600	$723	$640	$1,100	$943	$818	$1,297
Basic earnings per common share	$0.30	$0.29	$0.36	$0.33	$0.58	$0.49	$0.42	$0.69
Diluted earnings per common share	$0.30	$0.29	$0.36	$0.33	$0.57	$0.49	$0.42	$0.68
Segregated funds deposits	$8,401	$7,790	$8,270	$6,240	$5,509	$5,587	$6,776	$5,756
Total assets (in billions)	$683	$659	$689	$579	$555	$536	$539	$514
Weighted average common shares (in millions)	1,971	1,971	1,936	1,864	1,859	1,854	1,849	1,844
Diluted weighted average common shares (in millions)	1,977	1,992	1,959	1,887	1,883	1,878	1,874	1,869
Dividends per common share	$0.170	$0.170	$0.155	$0.155	$0.155	$0.13	$0.13	$0.13
CDN$ to US$1 - Statement of Financial Position	1.3394	1.2473	1.2682	1.1601	1.1208	1.0676	1.1053	1.0636
CDN$ to US$1 - Statement of Income	1.3089	1.2297	1.2399	1.1356	1.0890	1.0905	1.1031	1.0494

(1)
For fixed income assets supporting insurance and investment contract liabilities and for equities supporting pass-through products and derivatives related to variable hedging programs, the impact of realized and unrealized gains (losses) on the assets is largely offset in the change in insurance and investment contract liabilities.

(2)	Core earnings is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

(3)
For explanations of other items, see “Q3 and year-to-date  earnings analysis” table in section B “Financial Highlights” and for an operating segment split of these items see the 8 quarter trend tables in section G3 “Performance and Non-GAAP Measures” which reconcile net income attributed to shareholders to core earnings.

F5	Changes in internal control over financial reporting

No changes were made in our internal control over financial reporting during the three months ended September 30, 2015, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

F6	Audit Committee

As in prior quarters, MFC’s Audit Committee reviewed this MD&A and the unaudited interim financial report and MFC’s Board of Directors approved this MD&A prior to its release.

Manulife Financial Corporation – Third Quarter 2015

G	OTHER

G1	Quarterly dividend

On November 11, 2015, our Board of Directors approved a quarterly shareholders’ dividend of $0.17 per share on the common shares of MFC, payable on and after December 21, 2015 to shareholders of record at the close of business on November 24, 2015.

The Board of Directors also approved that, in respect of MFC’s December 21, 2015 common share dividend payment date and pursuant to MFC’s Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan, the required common shares be purchased on the open market.  The purchase price of such shares will be based on the average of the actual cost to purchase such common shares. There are no applicable discounts because the common shares are being purchased on the open market and are not being issued from treasury.

The Board also declared dividends on the following non-cumulative preferred shares, payable on or after December 19, 2015 to shareholders of record at the close of business on November 24, 2015.

Class A Shares Series 2 – $0.29063 per share	Class 1 Shares Series 11 – $0.25 per share
Class A Shares Series 3 – $0.28125 per share	Class 1 Shares Series 13 – $0.2375 per share
Class 1 Shares Series 3 – $0.2625 per share	Class 1 Shares Series 15 – $0.24375 per share
Class 1 Shares Series 5 – $0.275 per share	Class 1 Shares Series 17 - $0.24375 per share
Class 1 Shares Series 7 – $0.2875 per share	Class 1 Shares Series 19 - $0.2375 per share
Class 1 Shares Series 9 – $0.275 per share

G2	Outstanding shares – selected information

Common Shares
As at November 6, 2015 MFC had 1,971 million common shares outstanding.

G3	Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited Consolidated Financial Statements. Non-GAAP measures include: Core Earnings (Loss); Core ROE; Diluted Core Earnings Per Common Share; Core Earnings Before Income Taxes, Depreciation and Amortization (“Core EBITDA”); Constant Currency Basis; Mutual Funds Assets under Management; Premiums and Deposits; Assets under Management and Administration; Assets under Management; Assets under Administration; Capital; Embedded Value; New Business Value; New Business Value Margin; Sales; Gross Flows and Net Flows. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Core earnings (loss) is a non-GAAP measure which we use to better understand the long-term earnings capacity and valuation of the business. Core earnings excludes the direct impact of changes in equity markets and interest rates as well as a number of other items, outlined below, that are considered material and exceptional in nature. While this metric is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macro-economic factors, which can have a significant impact.

Any future changes to the core earnings definition referred to below, will be disclosed.

Items that are included in core earnings are:

1.
Expected earnings on in-force, including expected release of provisions for adverse deviation, fee income, margins on group business and spread business such as Manulife Bank and asset fund management.

2.	Macro hedging costs based on expected market returns.

3.	New business strain.

4.	Policyholder experience gains or losses.

5.	Acquisition and operating expenses compared to expense assumptions used in the measurement of insurance and investment contract liabilities.

6.
Up to $400 million of favourable investment-related experience reported in a single year which is referred to as “core investment gains”.  This means up to $100 million in the first quarter, up to $200 million on a year-to-date basis in the second quarter, up to $300 million on a year-to-date basis in the third quarter and up to $400 million on a full year basis in the fourth quarter. Any investment-related experience losses reported in a quarter will be offset against the net year-to-date investment-related experience gains with the difference being included in core earnings subject to a maximum of the year-to-date core investment gains and a minimum of zero. To the extent any investment-related experience losses cannot be fully offset in a quarter they will be carried forward to be offset against investment-related experience gains in subsequent quarters in the same year, for purposes of determining core investment gains.

7.	Earnings on surplus other than mark-to-market items. Gains on available-for-sale (“AFS”) equities and seed money investments are included in core earnings.

8.	Routine or non-material legal settlements.

9.	All other items not specifically excluded.

10.	Tax on the above items.

11.	All tax related items except the impact of enacted or substantially enacted income tax rate changes.

Manulife Financial Corporation – Third Quarter 2015

Items excluded from core earnings are:

1.	The direct impact of equity markets and interest rates and variable annuity guarantee liabilities, consisting of:

▪
The earnings impact of the difference between the net increase (decrease) in variable annuity liabilities that are dynamically hedged and the performance of the related hedge assets. Our variable annuity dynamic hedging strategy is not designed to completely offset the sensitivity of insurance and investment contract liabilities to all risks or measurements associated with the guarantees embedded in these products for a number of reasons, including; provisions for adverse deviation, fund performance, the portion of the interest rate risk that is not dynamically hedged, realized equity and interest rate volatilities and changes to policyholder behaviour.

▪	Gains (charges) on variable annuity guarantee liabilities that are not dynamically hedged.

▪	Gains (charges) on general fund equity investments supporting insurance and investment contract liabilities and on fee income.

▪
Gains (charges) on macro equity hedges relative to expected costs. The expected cost of macro hedges is calculated using the equity assumptions used in the valuation of insurance and investment contract liabilities.

▪
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of insurance and investment contract liabilities, including the impact on the fixed income ultimate reinvestment rate (“URR”).

▪	Gains (charges) on sale of AFS bonds and open derivatives not in hedging relationships in the Corporate and Other segment.

2.
Net favourable investment-related experience in excess of $400 million per annum or net unfavourable investment-related experience on a year-to-date basis. Investment-related experience relates to fixed income redeployment, alternative long-duration asset returns, credit experience and asset mix changes. This favourable and unfavourable investment-related experience is a combination of reported investment experience as well as the impact of investing activities on the measurement of our insurance and investment contract liabilities.

3.	Mark-to-market gains or losses on assets held in the Corporate and Other segment other than gains on AFS equities and seed money investments in new segregated or mutual funds.

4.	Changes in actuarial methods and assumptions.

5.	The impact on the measurement of insurance and investment contract liabilities of changes in product features or new reinsurance transactions, if material.

6.	Goodwill impairment charges.

7.	Gains or losses on disposition of a business.

8.	Material one-time only adjustments, including highly unusual/extraordinary and material legal settlements or other items that are material and exceptional in nature.

9.	Tax on the above items.

10.	Impact of enacted or substantially enacted income tax rate changes.

Manulife Financial Corporation – Third Quarter 2015

The following table summarizes for the past eight quarters core earnings and net income (loss) attributed to shareholders.

Total Company

	Quarterly Results
(C$ millions, unaudited)	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q
	2015		2015		2015		2014		2014		2014		2014		2013
Core earnings (loss)
Asia Division	$356		$300		$296		$260		$273		$231		$244		$227
Canadian Division	338		304		262		224		243		232		228		233
U.S. Division	393		402		392		338		342		329		374		366
Corporate and Other (excluding expected cost of macro hedges and core investment gains)	(104)		(109)		(109)		(112)		(107)		(92)		(135)		(138)
Expected cost of macro hedges	(62)		(46)		(44)		(47)		(46)		(49)		(42)		(53)
Investment-related experience included in core earnings	(51)		51		-		50		50		50		50		50
Total core earnings	870		902		797		713		755		701		719		685
Investment-related experience outside of core earnings	(169)		77		(77)		(403)		320		217		225		215
Core earnings plus investment-related experience outside of core earnings	701		979		720		310		1,075		918		944		900
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities (details below)	232		(309)		13		377		70		55		(90)		(81)
Impact of major reinsurance transactions, in-force product changes and recapture of reinsurance treaties	-		-		12		-		24		-		-		261
Change in actuarial methods and assumptions	(285)		(47)		(22)		(59)		(69)		(30)		(40)		(133)
Net impact of acquisitions and divestitures	(26)		(54)		(30)		12		-		-		-		350
Tax items and restructuring charge related to organizational design	-		31		30		-		-		-		4		-
Net income attributed to shareholders	$622		$600		$723		$640		$1,100		$943		$818		$1,297

Other market-related factors
Direct impact of equity markets and variable annuity guarantee liabilities	$(419)		$28		$15		$(142)		$(35)		$66		$(71)		$105
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities	647		(362)		13		533		165		22		9		(105)
Gains (charges) on sale of AFS bonds and derivative positions in the Corporate segment	4		25		(15)		(14)		(15)		(8)		(3)		(55)
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities	-		-		-		-		(45)		(25)		(25)		(26)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	$232		$(309)		$13		$377		$70		$55		$(90)		$(81)

Manulife Financial Corporation – Third Quarter 2015

Asia Division

	Quarterly Results
(C$ millions, unaudited)	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q
	2015		2015		2015		2014		2014		2014		2014		2013
Asia Division core earnings	$356		$300		$296		$260		$273		$231		$244		$227
Investment-related experience outside of core earnings	21		7		-		(2)		27		18		19		(5)
Core earnings plus investment-related experience outside of core earnings	377		307		296		258		300		249		263		222
Other items to reconcile core earnings to net income attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(248)		15		(17)		78		32		88		(25)		85
Recapture of reinsurance treaty and tax items	-		(2)		20		-		-		-		4		68
Disposition of Taiwan insurance business	-		-		-		-		-		-		-		350
Net income attributed to shareholders	$129		$320		$299		$336		$332		$337		$242		$725

Canadian Division

	Quarterly Results
(C$ millions, unaudited)	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q
	2015		2015		2015		2014		2014		2014		2014		2013
Canadian Division core earnings	$338		$304		$262		$224		$243		$232		$228		$233
Investment-related experience outside of core earnings	(144)		14		(81)		(199)		19		46		135		106
Core earnings plus investment-related experience outside of core earnings	194		318		181		25		262		278		363		339
Other items to reconcile core earnings to net income attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	97		(114)		(65)		48		-		(11)		14		34
Recapture of reinsurance treaty and tax items	-		1		12		-		24		-		-		-
Net impact of acquisitions and divestitures	(13)		(14)		(9)		-		-		-		-		-
Net income attributed to shareholders	$278		$191		$119		$73		$286		$267		$377		$373

U.S. Division

	Quarterly Results
(C$ millions, unaudited)	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q
	2015		2015		2015		2014		2014		2014		2014		2013
U.S. Division core earnings	$393		$402		$392		$338		$342		$329		$374		$366
Investment-related experience outside of core earnings	(34)		64		(9)		(154)		319		206		111		161
Core earnings plus investment-related experience outside of core earnings	359		466		383		184		661		535		485		527
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	174		(251)		99		322		18		24		(82)		105
Impact of in-force product changes and recapture of reinsurance treaties	(8)		(32)		-		-		-		-		-		193
Net income attributed to shareholders	$525		$183		$482		$506		$679		$559		$403		$825

Manulife Financial Corporation – Third Quarter 2015

Corporate and Other

	Quarterly Results
(C$ millions, unaudited)	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q
	2015		2015		2015		2014		2014		2014		2014		2013
Corporate and Other core loss (excluding expected cost of macro hedges and core investment gains)	$(104)		$(109)		$(109)		$(112)		$(107)		$(92)		$(135)		$(138)
Expected cost of macro hedges	(62)		(46)		(44)		(47)		(46)		(49)		(42)		(53)
Investment-related experience included in core earnings	(51)		51		-		50		50		50		50		50
Total core loss	(217)		(104)		(153)		(109)		(103)		(91)		(127)		(141)
Investment-related experience outside of core earnings	(12)		(8)		13		(48)		(45)		(53)		(40)		(47)
Core loss plus investment-related experience outside of core earnings	(229)		(112)		(140)		(157)		(148)		(144)		(167)		(188)
Other items to reconcile core earnings (loss) to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	209		41		(4)		(71)		20		(46)		3		(305)
Changes in actuarial methods and assumptions	(285)		(47)		(22)		(59)		(69)		(30)		(40)		(133)
Goodwill impairment charge and other	-		-		-		-		-		-		-		-
Net impact of acquisitions and divestitures	(5)		(8)		(21)		12		-		-		-		-
Tax items and restructuring charge related to organizational design	-		32		10		-		-		-		-		-
Net loss attributed to shareholders	$(310)		$(94)		$(177)		$(275)		$(197)		$(220)		$(204)		$(626)

Core return on common shareholders’ equity (“Core ROE”) is a non-GAAP profitability measure that presents core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. The Company calculates Core ROE using average common shareholders’ equity.

Diluted core earnings per common share is core earnings available to common shareholders expressed per diluted weighted average common share outstanding.

The Company also uses financial performance measures that are prepared on a constant currency basis, which are non-GAAP measures that exclude the impact of currency fluctuations (from local currency to Canadian dollars at a total company level and from local currency to U.S. dollars in Asia). Quarterly amounts stated on a constant currency basis in this report are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for 3Q15.

Mutual Funds assets under management (“MF AUM”) is a non-GAAP measure of the size of the Company’s Canadian mutual fund business.  It represents the assets managed by the Company, on behalf of mutual fund clients, on a discretionary basis for which the Company earns investment management fees.

Premiums and deposits is a non-GAAP measure of top line growth. The Company calculates premiums and deposits as the aggregate of (i) general fund premiums, net of reinsurance, reported as premiums on the Consolidated Statements of Income, (ii) segregated fund deposits, excluding seed money (“deposits from policyholders”), (iii) investment contract deposits, (iv) mutual fund deposits, (v) deposits into institutional advisory accounts, (vi) premium equivalents for “administration services only” group benefits contracts (“ASO premium equivalents”), (vii) premiums in the Canadian Group Benefits reinsurance ceded agreement, and (viii) other deposits in other managed funds.

Premiums and deposits	Quarterly Results
(C$ millions)	3Q 2015	2Q 2015	3Q 2014
Net premium income and investment contract deposits	$6,238	$5,670	$4,643
Deposits from policyholders	7,854	7,280	5,257
Mutual fund deposits	16,768	17,787	9,234
Institutional advisory account deposits	2,165	10,987	962
ASO premium equivalents	804	851	736
Group Benefits ceded premiums	1,012	1,031	1,132
Other fund deposits	116	117	110
Total premiums and deposits	34,957	43,723	22,074
Currency impact	-	1,684	2,994
Constant currency premiums and deposits	$34,957	$45,407	$25,068

Assets under management and administration (“AUMA”) is a non-GAAP measure of the size of the Company.  It is comprised of the non-gaap measures assets under management (“AUM”), which includes both assets of general account and external client assets for which we provide investment management services, and assets under administration (“AUA”), which includes assets for which we provide administrative services only. Assets under management and administration is a common industry metric for WAM businesses.

Manulife Financial Corporation – Third Quarter 2015

Assets under management and administration
As at
(C$ millions)	September 30, 2015	June 30, 2015	September 30, 2014
Total invested assets	$299,595	$295,393	$257,842
Segregated funds net assets	301,276	303,589	250,406
Assets under management per financial statements	600,871	598,982	508,248
Mutual funds	147,185	144,663	111,600
Institutional advisory accounts (excluding segregated funds)	62,931	61,855	36,498
Other funds	6,549	8,303	6,185
Total assets under management	817,536	813,803	662,531
Other assets under administration	70,447	68,924	-
Currency impact	-	38,515	86,637
Constant currency assets under management and administration	$887,983	$921,242	$749,168

Capital The definition we use for capital, a non-GAAP measure, serves as a foundation of our capital management activities at the MFC level. For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI. Capital is calculated as the sum of (i) total equity excluding accumulated other comprehensive income (“AOCI”) on cash flow hedges and (ii) liabilities for preferred shares and capital instruments.

Capital
As at
(C$ millions)	September 30, 2015	June 30, 2015	September 30, 2014
Total equity	$40,890	$38,677	$32,596
Add AOCI loss on cash flow hedges	309	205	159
Add liabilities for preferred shares and capital instruments	6,681	6,639	4,909
Total capital	$47,880	$45,521	$37,664

Core EBITDA is a non-GAAP measure which Manulife uses to better understand the long-term earnings capacity and valuation of the business on a more comparable basis to how global asset managers are measured.  Core EBITDA presents core earnings before the impact of interest, taxes, depreciation, and amortization. Core EBITDA was selected as a key performance indicator for WAM businesses, as EBITDA is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

	Quarterly Results
Wealth and Asset Management	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q
(C$ millions, unaudited)	2015		2015		2015		2014		2014		2014		2014		2013
Core EBITDA	$315		$317		$300		$255		$257		$245		$223		$195
Amortization of deferred acquisition costs and other depreciation	84		82		77		63		59		58		57		54
Amortization of deferred sales commissions	27		27		30		22		21		23		24		21
Core earnings before income taxes	204		208		193		170		177		164		142		120
Core income tax (expense) recovery	(35)		(46)		(42)		(41)		(48)		(35)		(27)		(23)
Core earnings	$169		$162		$151		$129		$129		$129		$115		$97

Embedded value (“EV”) is a measure of the present value of shareholders’ interests in the expected future distributable earnings on in-force business reflected in the Consolidated Statement of Financial Position of Manulife, excluding any value associated with future new business. The adjusted net worth is the IFRS shareholders’ equity adjusted for goodwill and intangibles, fair value of surplus assets, third party debt, and pension liabilities, and local statutory balance sheet, regulatory reserve, and capital for Manulife’s Asian business. The value of in-force business in Canada and the U.S. is the present value of expected future IFRS earnings on in-force business less the present value of the cost of holding capital to support the in-force business under the MCCSR framework. The value of in-force business in Asia reflects local statutory earnings and capital requirements. The value of in-force excludes businesses without material insurance risks, such as Manulife’s WAM businesses and Manulife Bank. EV is calculated as the sum of the adjusted net worth and the value of in-force business.

New business value (“NBV”) is the change in embedded value as a result of sales in the reporting period. NBV is calculated as the present value of shareholders’ interests in expected future distributable earnings, after the cost of capital, on actual new business sold in the period using assumptions that are consistent with the assumptions used in the calculation of embedded value. NBV excludes businesses with immaterial insurance risks, such as Manulife’s wealth and asset management businesses and Manulife Bank. NBV is a useful metric to evaluate the value created by the Company’s new business franchise.

Manulife Financial Corporation – Third Quarter 2015

New business value margin is calculated as NBV divided by annualized premium equivalents (“APE”) excluding non-controlling interests. APE is calculated as 100% of annualized first year premiums for recurring premium products, and as 10% of single premiums for single premium products.  Both NBV and APE used in the NBV margin calculation are after non-controlling interests and exclude wealth and asset management businesses and Manulife Bank. The NBV margin is a useful metric to help understand the profitability of our new business.

Sales are measured according to product type:
For individual insurance, sales include 100% of new annualized premiums and 10% of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year. Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance.  Sales are reported gross before the impact of reinsurance.

For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

Other Wealth sales include all new deposits into variable and fixed annuity contracts and single premium products in Asia.  As we discontinued sales of new Variable Annuity contracts in the U.S. in 1Q13, subsequent deposits into existing U.S. Variable Annuity contracts are not reported as sales.

Bank new lending volumes include bank loans and mortgages authorized in the period.

Gross flows is a new business measure for Manulife’s WAM businesses and includes all deposits into the Company’s mutual funds, college savings 529 plans, group pension/retirement savings products, private wealth and institutional asset management products. Gross flows are a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting assets.

Net flows is presented for our WAM businesses and includes gross flows less redemptions for our mutual funds, college savings 529 plans, group pension/retirement savings products, private wealth and institutional asset management products. Net flows are a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting and retaining assets.

G4	Key planning assumptions and uncertainties

Manulife’s 2016 management objectives22 do not constitute guidance and are based on certain key planning assumptions, including: current accounting and regulatory capital standards; no acquisitions; equity market and interest rate assumptions consistent with our long-term assumptions, and favourable investment-related experience included in core earnings.

G5	Caution regarding forward-looking statements

From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

The forward-looking statements in this document include, but are not limited to, statements with respect to the acquisition of Standard Chartered’s MPF and ORSO businesses and the related 15-year distribution agreement in Hong Kong, the regional distribution agreement with DBS in Asia and its impact on the MCCSR ratio, the impact of John Hancock launching ETFs in the U.S., the reasonableness of Manulife’s investment-related experience estimate, and the anticipated impact of an update to ASB’s URR assumptions.

The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.

Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.

Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels, including through our collaboration arrangements with Standard Life plc, bancassurance partnership with DBS Bank Ltd and distribution agreement with Standard Chartered; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses, including with respect to the acquisitions of Standard Life, New York Life’s Retirement Plan Services business and Standard Chartered’s MPF and

22	See “Caution regarding forward-looking statements” below.

Manulife Financial Corporation – Third Quarter 2015

ORSO businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the failure to realize some or all of the expected benefits of the acquisitions of Standard Life, New York Life’s Retirement Plan Services business and Standard Chartered’s MPF and ORSO businesses; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this document under “Risk Management and Risk Factors Update” and “Critical Accounting and Actuarial Policies” as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management”, “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual report, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.

The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

Manulife Financial Corporation – Third Quarter 2015

Consolidated Statements of Financial Position
As at
(Canadian $ in millions, unaudited)	September 30, 2015	December 31, 2014
Assets
Cash and short-term securities	$19,005	$21,079
Debt securities	150,788	134,446
Public equities	16,068	14,543
Mortgages	43,864	39,458
Private placements	26,043	23,284
Policy loans	7,481	7,876
Loans to bank clients	1,761	1,772
Real estate	14,848	10,101
Other invested assets	19,737	16,751
Total invested assets (note 3)	299,595	269,310
Other assets
Accrued investment income	2,068	2,003
Outstanding premiums	840	737
Derivatives (note 4)	25,615	19,315
Reinsurance assets (note 2)	34,503	18,525
Deferred tax assets	3,766	3,329
Goodwill and intangible assets (note 2)	9,127	5,461
Miscellaneous	6,159	4,194
Total other assets	82,078	53,564
Segregated funds net assets (note 13)	301,276	256,532
Total assets	$682,949	$579,406
Liabilities and Equity
Liabilities
Insurance contract liabilities (note 5)	$278,208	$229,513
Investment contract liabilities (note 5)	3,472	2,644
Deposits from bank clients	18,222	18,384
Derivatives (note 4)	16,581	11,283
Deferred tax liabilities	1,274	1,228
Other liabilities	14,516	14,365
	332,273	277,417
Long-term debt (note 7)	1,829	3,885
Liabilities for preferred shares and capital instruments (note 8)	6,681	5,426
Liabilities for subscription receipts (note 2)	-	2,220
Segregated funds net liabilities (note 13)	301,276	256,532
Total liabilities	642,059	545,480
Equity
Preferred shares (note 9)	2,693	2,693
Common shares (note 9)	22,790	20,556
Contributed surplus	276	267
Shareholders' retained earnings	8,517	7,624
Shareholders' accumulated other comprehensive income (loss) on:
Pension and other post-employment plans	(561)	(529)
Available-for-sale securities	422	794
Cash flow hedges	(309)	(211)
Translation of foreign operations and real estate revaluation surplus	6,271	2,112
Total shareholders' equity	40,099	33,306
Participating policyholders' equity	214	156
Non-controlling interests	577	464
Total equity	40,890	33,926
Total liabilities and equity	$682,949	$579,406
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Donald A. Guloien	Richard B. DeWolfe
President and Chief Executive Officer	Chairman of the Board of Directors

Manulife Financial Corporation – Third Quarter 2015

Consolidated Statements of Income

For the	three months ended September 30,		nine months ended September 30,
(Canadian $ in millions except per share amounts, unaudited)	2015	2014	2015	2014
Revenue
Premium income
Gross premiums	$8,198	$6,494	$23,036	$18,431
Premiums ceded to reinsurers	(1,965)	(1,866)	(5,823)	(5,451)
Premiums ceded, net of commission and additional consideration relating to Closed Block reinsurance transaction (note 2)	(7,996)	-	(7,996)	-
Net premium income (loss)	(1,763)	4,628	9,217	12,980
Investment income (note 3)
Investment income	2,708	2,602	8,566	8,080
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro hedge program	3,672	1,561	(1,146)	10,910
Net investment income	6,380	4,163	7,420	18,990
Other revenue	2,487	2,207	7,404	6,438
Total revenue	7,104	10,998	24,041	38,408
Contract benefits and expenses
To contract holders and beneficiaries
Gross claims and benefits (note 5)	5,741	5,082	17,536	14,943
Change in insurance contract liabilities	5,741	2,884	5,389	16,062
Change in investment contract liabilities	56	40	177	80
Benefits and expenses ceded to reinsurers	(1,868)	(1,668)	(5,300)	(4,979)
Change in reinsurance assets	(7,160)	369	(6,762)	244
Net benefits and claims	2,510	6,707	11,040	26,350
General expenses	1,519	1,183	4,469	3,427
Investment expenses	402	290	1,162	961
Commissions	1,314	1,063	3,775	3,090
Interest expense	282	284	849	822
Premium taxes	89	79	264	218
Total contract benefits and expenses	6,116	9,606	21,559	34,868
Income before income taxes	988	1,392	2,482	3,540
Income tax expense	(316)	(287)	(404)	(654)
Net income	$672	$1,105	$2,078	$2,886
Net income (loss) attributed to:
Non-controlling interests	$24	$9	$76	$64
Participating policyholders	26	(4)	57	(39)
Shareholders	622	1,100	1,945	2,861
	$672	$1,105	$2,078	$2,886
Net income attributed to shareholders	$622	$1,100	$1,945	$2,861
Preferred share dividends	(29)	(28)	(87)	(98)
Common shareholders' net income	$593	$1,072	$1,858	$2,763
Earnings per share:
Basic earnings per common share (note 9)	$0.30	$0.58	$0.95	$1.49
Diluted earnings per common share (note 9)	0.30	0.57	0.94	1.48
Dividends per common share	0.17	0.16	0.495	0.42
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Third Quarter 2015

Consolidated Statements of Comprehensive Income
For the	three months ended September 30,		nine months ended September 30,
(Canadian $ in millions, unaudited)	2015	2014	2015	2014
Net income	$672	$1,105	$2,078	$2,886
Other comprehensive income ("OCI") (loss), net of tax
Items that may be subsequently reclassified to net income:
Foreign exchange gains (losses) on:
Translation of foreign operations	2,228	1,046	4,259	1,198
Net investment hedges	(34)	(43)	(101)	25
Available-for-sale financial securities:
Unrealized gains (losses) arising during the period	(60)	61	(131)	449
Reclassification of net realized gains and impairments to net income	(130)	(50)	(239)	(154)
Cash flow hedges:
Unrealized losses arising during the period	(107)	(25)	(106)	(82)
Reclassification of realized losses to net income	3	2	8	7
Share of other comprehensive income (loss) of associates	(1)	-	(3)	4
Total items that may be subsequently reclassified to net income	1,899	991	3,687	1,447
Items that will not be reclassified to net income:
Change in pension and other post-employment plans	(18)	(9)	(32)	(10)
Real estate revaluation reserve	-	-	2	1
Total items that will not be reclassified to net income	(18)	(9)	(30)	(9)
Other comprehensive income, net of tax	1,881	982	3,657	1,438
Total comprehensive income, net of tax	$2,553	$2,087	$5,735	$4,324
Total comprehensive income (loss) attributed to:
Non-controlling interests	$22	$13	$75	$68
Participating policyholders	26	(4)	58	(38)
Shareholders	2,505	2,078	5,602	4,294

Income Taxes included in Other Comprehensive Income
For the	three months ended September 30,		nine months ended September 30,
(Canadian $ in millions, unaudited)	2015	2014	2015	2014
Income tax expense (recovery) on
Unrealized foreign exchange gains/losses on translation of foreign operations	$2	$3	$4	$7
Unrealized foreign exchange gains/losses on net investment hedges	(13)	(16)	(37)	9
Unrealized gains/losses on available-for-sale financial securities	(30)	4	(80)	113
Reclassification of realized gains/losses and recoveries/impairments to net income on available-for-sale financial securities	(14)	(3)	(32)	(50)
Unrealized gains/losses on cash flow hedges	(42)	(13)	(42)	(42)
Reclassification of realized gains/losses to net income on cash flow hedges	1	2	4	4
Share of other comprehensive income (loss) of associates	(1)	-	(2)	2
Change in pension and other post-employment plans	(10)	(6)	(20)	(6)
Real estate revaluation reserve	-	-	1	1
Total income tax expense (recovery)	$(107)	$(29)	$(204)	$38
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Third Quarter 2015

Consolidated Statements of Changes in Equity
For the nine months ended September 30,
(Canadian $ in millions, unaudited)	2015	2014
Preferred shares
Balance, beginning of period	$2,693	$2,693
Issued during the period (note 9)	-	550
Redeemed during the period (note 9)	-	(784)
Issuance costs, net of tax	-	(12)
Balance, end of period	2,693	2,447
Common shares
Balance, beginning of period	20,556	20,234
Issued on exercise of stock options	28	35
Issued under dividend reinvestment and share purchase plans	-	279
Issued in exchange of subscription receipts (note 2)	2,206	-
Balance, end of period	22,790	20,548
Contributed surplus
Balance, beginning of period	267	256
Exercise of stock options and deferred share units	(5)	(2)
Stock option expense	14	12
Balance, end of period	276	266
Shareholders' retained earnings
Balance, beginning of period	7,624	5,294
Net income attributed to shareholders	1,945	2,861
Preferred share dividends	(87)	(98)
Par redemption value in excess of carrying value for preferred shares redeemed	-	(16)
Common share dividends	(965)	(740)
Balance, end of period	8,517	7,301
Shareholders' accumulated other comprehensive income (loss) ("AOCI")
Balance, beginning of period	2,166	46
Change in actuarial gains (losses) on pension and other post-employment plans	(32)	(10)
Change in unrealized foreign exchange gains (losses) of net foreign operations	4,158	1,223
Change in unrealized gains (losses) on available-for-sale financial securities	(369)	291
Change in unrealized gains (losses) on derivative instruments designated as cash flow hedges	(98)	(75)
Change in real estate revaluation reserve	1	-
Share of other comprehensive income (loss) of associates	(3)	4
Balance, end of period	5,823	1,479
Total shareholders' equity, end of period	40,099	32,041
Participating policyholders' equity
Balance, beginning of period	156	134
Net income (loss) attributed to participating policyholders	57	(39)
Other comprehensive income attributed to policyholders	1	1
Balance, end of period	214	96
Non-controlling interests
Balance, beginning of period	464	376
Net income attributed to non-controlling interests	76	64
Other comprehensive income (loss) attributed to non-controlling interests	(1)	4
Contributions, net	38	15
Balance, end of period	577	459
Total equity, end of period	$40,890	$32,596
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Third Quarter 2015

Consolidated Statements of Cash Flows
For the nine months ended September 30,
(Canadian $ in millions, unaudited)	2015	2014
Operating activities
Net income	$2,078	$2,886
Adjustments:
Increase in insurance contract liabilities	5,389	16,062
Increase in investment contract liabilities	177	80
Decrease in reinsurance assets, excluding the impact of Closed Block reinsurance transaction (note 2)	1,439	244
Amortization of discount on invested assets	72	2
Other amortization	439	335
Net realized and unrealized (gains) losses and impairment on assets	1,407	(11,315)
Deferred income tax expense (recovery)	(131)	249
Stock option expense	14	12
Adjusted net income	10,884	8,555
Cash decrease due to Closed Block reinsurance transaction (note 2)	(2,023)	-
Changes in policy related and operating receivables and payables	(2,594)	(939)
Cash provided by operating activities	6,267	7,616
Investing activities
Purchases and mortgage advances	(57,783)	(46,535)
Disposals and repayments	53,975	42,115
Change in investment broker net receivables and payables	314	148
Net cash decrease from purchase of subsidiaries and businesses (note 2)	(3,808)	(199)
Cash used in investing activities	(7,302)	(4,471)
Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	(269)	193
Redemption of long-term debt (note 7)	(2,243)	(1,000)
Issue of capital instruments, net (note 8)	1,094	497
Redemption of capital instruments (note 8)	(350)	-
Issue of subscription receipts (note 2)	-	2,214
Funds repaid, net	(7)	(3)
Secured borrowing from securitization transactions	275	-
Changes in deposits from bank clients, net	(233)	(118)
Shareholders' dividends paid in cash	(1,063)	(593)
Contribution (distribution) to non-controlling interests, net	38	(58)
Common shares issued, net	28	35
Preferred shares issued, net (note 9)	-	538
Preferred shares redeemed, net (note 9)	-	(800)
Cash (used in) provided by financing activities	(2,730)	905
Cash and short-term securities
Increase (decrease) during the period	(3,765)	4,050
Effect of foreign exchange rate changes on cash and short-term securities	1,655	474
Balance, beginning of period	20,437	12,886
Balance, end of period	18,327	17,410
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	21,079	13,630
Net payments in transit, included in other liabilities	(642)	(744)
Net cash and short-term securities, beginning of period	20,437	12,886
End of period
Gross cash and short-term securities	19,005	17,971
Net payments in transit, included in other liabilities	(678)	(561)
Net cash and short-term securities, end of period	$18,327	$17,410
Supplemental disclosures on cash flow information
Interest received	$7,406	$6,550
Interest paid	810	788
Income taxes paid	467	599
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Third Quarter 2015

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Canadian $ in millions except per share amounts or unless otherwise stated, unaudited)

Note 1 Nature of Operations and Significant Accounting Policies

Manulife Financial Corporation (“MFC”) is a publicly traded company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian life insurance company, and John Hancock Reassurance Company Ltd. (“JHRECO”), a Bermuda reinsurance company. MFC and its subsidiaries (collectively, “Manulife” or the “Company”) is a leading Canada-based financial services group with principal operations in Asia, Canada and the United States. Manulife’s international network of employees, agents and distribution partners offers financial protection and wealth management products and services to personal and business clients as well as asset management services to institutional customers.  The Company operates as Manulife in Canada and Asia and as John Hancock in the United States.

These Interim Consolidated Financial Statements have been prepared on a condensed basis in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

These Interim Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2014, the accompanying notes included on pages 95 to 164 of the Company’s 2014 Annual Report, as well as the disclosures on risk in the shaded area of sections E2 to E5 of the third quarter 2015 Management Discussion and Analysis. These risk disclosures are considered an integral part of these Interim Consolidated Financial Statements.

These Interim Consolidated Financial Statements of MFC as at and for the three and nine months ended September 30, 2015 were authorized for issue by the Board of Directors on November 13, 2015.

Note 2	Acquisitions

(a)	Canadian-based operations of Standard Life plc

On January 30, 2015, the Company completed its purchase of 100 per cent of the shares of Standard Life Financial Inc. and of Standard Life Investments Inc., collectively the Canadian-based operations of Standard Life plc (“Standard Life”), for cash consideration of $4 billion.  On the same day, the Company's outstanding subscription receipts were automatically converted on a one-for-one basis for 105,647,334 MFC common shares with a stated value of approximately $2.2 billion.  The cash consideration included $2.2 billion from net proceeds of the subscription receipts and $1.8 billion from the general assets of the Company.

The acquisition contributes to the Company’s growth strategy, particularly in wealth and asset management.

The following table summarizes the amounts assigned to the assets acquired, liabilities assumed and resulting goodwill as at the acquisition date.  While the Company has substantially completed its comprehensive evaluation, the purchase price allocation remains open until the end of 2015.  The assigned value of the net tangible assets acquired was $1.8 billion. The initial fair value of intangible assets acquired after related taxes was $0.7 billion and the estimated goodwill amount was $1.5 billion. During the quarter the Company reviewed certain real estate properties, insurance and investment contract liabilities and identifiable intangible assets. As a result of this review, net identifiable assets acquired decreased by $276 and goodwill increased by a commensurate amount.

Fair value recognized on acquisition
Assets acquired
Cash and short-term securities	$571
Invested assets	19,256
Reinsurance assets	316
Intangible assets	977
Other assets	490
Segregated funds net assets	31,838
Total identifiable assets	53,448
Liabilities
Insurance and investment contract liabilities	17,586
Other liabilities	1,049
Subordinated debentures	425
Segregated funds net liabilities	31,838
Total identifiable liabilities	50,898
Net identifiable assets acquired	2,550
Purchase consideration	4,000
Excess consideration paid over identifiable net assets acquired allocated to goodwill	$1,450

Manulife Financial Corporation – Third Quarter 2015

Net income for the nine months ended September 30, 2015 includes $33 related to Standard Life, excluding a charge of $69 related to integration activities and acquisition costs.

(b)	Retirement plan services business of New York Life

The Company has now completed the acquisition of New York Life’s (“NYL”) Retirement Plan Services (“RPS”) business, which closed on April 14, 2015.  The consideration for the purchase of the RPS business included the assumption by NYL of the Company’s in-force participating life insurance closed block (“Closed Block”) through net 60% reinsurance agreements, effective July 1, 2015. On an IFRS accounting perspective, the acquisition of the NYL RPS business and Closed Block reinsurance agreements is considered one transaction.

The acquisition of the NYL RPS business contributes to John Hancock’s expansion into the mid-case and large-case retirement plan markets, adds US$56.6 billion of plan assets under administration and supports Manulife’s global growth strategy for wealth and asset management businesses.

The following table summarizes the purchase consideration, and resulting goodwill and intangible assets as at the acquisition date. While the Company has substantially completed its comprehensive evaluation, the purchase price allocation remains open until March 31, 2016.

Fair value recognized on acquisition
Purchase consideration	$398
Additional consideration related to reinsuring Closed Block, net of tax of $205	389
Total purchase consideration	787
Excess consideration paid over identifiable net assets acquired allocated to goodwill and intangible assets	$787

Net income for the nine months ended September 30, 2015 includes $28 related to the acquisition of the NYL RPS business, excluding a charge of $41 related to integration activities and acquisition costs.

The Company transferred $14.0 billion of invested assets to NYL as part of the reinsurance ceded portion of the NYL transaction. This resulted in the recognition of a $13.4 billion reinsurance asset related to both the 60% of the block that was ceded and the 40% of the block that was retained on a funds with-held basis.

A $594 pre-tax loss ($389 post-tax) on the transaction was reported as additional consideration for the retirement plan service business. In total the transaction had a nil impact to net income.  The Company reported a net $8.0 billion charge to revenue for premiums ceded ($9.1 billion) net of commissions received ($0.5 billion) and additional consideration received relating to New York Life retirement plan services business ($0.6 billion). These items were offset by an increase in the change in reinsurance assets of $8.0 billion.

(c)	Mandatory Provident Fund businesses of Standard Chartered

On September 10, 2015, Manulife entered into an agreement with Standard Chartered under which Manulife will acquire Standard Chartered’s Mandatory Provident Fund (“MPF”) and Occupational Retirement Schemes Ordinance (“ORSO”) businesses in Hong Kong, and the related investment management entity.  Manulife and Standard Chartered also agreed on a 15-year distribution partnership providing Manulife the exclusive right to offer its MPF products to Standard Chartered’s customers in Hong Kong. These arrangements will significantly expand Manulife’s retirement business in Hong Kong. Subject to the receipt of all necessary approvals, the transaction is anticipated to close in the first half of 2016.

Manulife Financial Corporation – Third Quarter 2015

Note 3	Invested Assets and Investment Income

(a)	Carrying values and fair values of invested assets

As at September 30, 2015	FVTPL(1)	AFS(2)	Other	Total carrying value	Total fair value
Cash and short-term securities(3)	$487	$15,664	$2,854	$19,005	$19,005
Debt securities(4)
Canadian government and agency	16,474	3,216	-	19,690	19,690
U.S. government and agency	14,148	12,129	-	26,277	26,277
Other government and agency	16,817	1,715	-	18,532	18,532
Corporate	78,039	4,960	-	82,999	82,999
Mortgage/asset-backed securities	2,924	366	-	3,290	3,290
Public equities	13,790	2,278	-	16,068	16,068
Mortgages	-	-	43,864	43,864	45,585
Private placements	-	-	26,043	26,043	27,745
Policy loans	-	-	7,481	7,481	7,481
Loans to bank clients	-	-	1,761	1,761	1,767
Real estate
Own use property	-	-	1,495	1,495	2,292
Investment property	-	-	13,353	13,353	13,353
Other invested assets
Other alternative long-duration assets(5)	8,627	78	7,005	15,710	15,694
Other	159	-	3,868	4,027	4,027
Total invested assets	$151,465	$40,406	$107,724	$299,595	$303,805

As at December 31, 2014
Cash and short-term securities(3)	$320	$14,505	$6,254	$21,079	$21,079
Debt securities(4)
Canadian government and agency	13,762	3,858	-	17,620	17,620
U.S. government and agency	15,225	9,611	-	24,836	24,836
Other government and agency	13,838	1,489	-	15,327	15,327
Corporate	68,828	4,437	-	73,265	73,265
Mortgage/asset-backed securities	3,047	351	-	3,398	3,398
Public equities	12,389	2,154	-	14,543	14,543
Mortgages	-	-	39,458	39,458	41,493
Private placements	-	-	23,284	23,284	25,418
Policy loans	-	-	7,876	7,876	7,876
Loans to bank clients	-	-	1,772	1,772	1,778
Real estate
Own use property	-	-	831	831	1,566
Investment property	-	-	9,270	9,270	9,270
Other invested assets
Other alternative long-duration assets(5)	6,942	73	6,144	13,159	13,194
Other	149	-	3,443	3,592	3,592
Total invested assets	$134,500	$36,478	$98,332	$269,310	$274,255

(1)
The FVTPL classification was elected for securities backing insurance contract liabilities in order to substantially reduce any accounting mismatch arising from changes in the value of these assets and changes in the value of the related insurance contract liabilities. There would otherwise be a mismatch if the available-for-sale (“AFS”) classification was selected because changes in insurance contract liabilities are recognized in net income rather than in OCI.

(2)
Securities that are designated as AFS are not actively traded by the Company but sales do occur as circumstances warrant.  Such sales result in a reclassification of any accumulated unrealized gain (loss) in AOCI to net income as a realized gain (loss).

(3)
Includes short-term securities with maturities of less than one year at acquisition amounting to $4,807 (December 31, 2014 – $6,502), cash equivalents with maturities of less than 90 days at acquisition amounting to $11,344 (December 31, 2014 – $8,322) and cash of $2,854 (December 31, 2014 – $6,254).

(4)	Debt securities include securities which were acquired with maturities of less than one year and less than 90 days of $978 and $52, respectively (December 31, 2014 – $1,218 and $109, respectively).

(5)
Other alternative long-duration assets include investments in private equity of $3,537, power and infrastructure of $5,051, oil and gas of $1,871, timber and agriculture sectors of $4,835 and various other invested assets of $416 (December 31, 2014 – $2,758,  $4,002,  $2,161, $3,949 and $289, respectively).

Manulife Financial Corporation – Third Quarter 2015

(b)	Investment income

	three months ended		nine months ended
	September 30,		September 30,
For the	2015	2014	2015	2014
Interest income	$2,476	$2,227	$7,543	$6,674
Dividend, rental and other income	447	428	1,320	1,277
Net recoveries (impairments and provisions)	(228)	(23)	(424)	(24)
Other	13	(30)	127	153
	2,708	2,602	8,566	8,080
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro equity hedging program
Debt securities	344	471	(3,052)	5,722
Public equities	(1,222)	27	(864)	611
Mortgages	165	17	204	48
Private placements	194	(7)	92	(6)
Real estate	185	56	770	187
Other investments	206	364	420	634
Derivatives, including macro equity hedging program	3,800	633	1,284	3,714
	3,672	1,561	(1,146)	10,910
Total investment income	$6,380	$4,163	$7,420	$18,990

(c)	Mortgage securitization

The Company securitizes certain insured fixed and variable rate commercial and residential mortgages and Home Equity Lines of Credit (“HELOC”) through creation of mortgage-backed securities under the Canadian Mortgage Bond Program (“CMB”), as well as through a HELOC securitization program. Benefits received from the securitization include interest spread between the asset and associated liability. Under IFRS, these assets remain “on-balance sheet” and the securitization is accounted for as secured borrowings.

The carrying amount of securitized assets is as follows.

As at September 30, 2015	Securitized assets
Securitization program	Securitized mortgages	Restricted cash and short-term securities	Total	Secured borrowing liabilities(2)
HELOC securitization(1)	$1,844	$166	$2,010	$2,000
CMB securitization	292	55	347	347
Total	$2,136	$221	$2,357	$2,347

As at December 31, 2014
HELOC securitization(1)	$2,000	$10	$2,010	$1,999
CMB securitization	72	2	74	74
Total	$2,072	$12	$2,084	$2,073

(1)
Manulife Bank of Canada (the “Bank”), a MFC subsidiary, securitizes a portion of its HELOC receivables through Platinum Trust, which funds the purchase of the co-ownership interests from the Bank by issuing term notes collateralized by the underlying pool of CMHC issued HELOCs to institutional investors.  The restricted cash balance for the HELOC securitization reflects a cash reserve fund established in relation to the transactions. The reserve will be drawn upon only in the event of insufficient cash flows from the underlying HELOCs to satisfy the secured borrowing liability.

(2)
The secured borrowing liabilities primarily comprise of Series 2010-1 and Series 2011-1 notes with floating rates and are expected to mature on December 15, 2015 and December 15, 2021. Manulife Bank also securitizes insured amortizing mortgages under the National Housing Act Mortgage-Backed Securities (NHA MBS) program sponsored by the Canada Mortgage and Housing Corporation (CMHC). Manulife Bank participates in the Canada Mortgage Bond (CMB) program by selling NHA MBS securities to Canada Housing Trust (CHT), as a source of fixed rate funding.

As at September 30, 2015, fair value of the securitized assets and associated liabilities were $2,370 and $2,348, respectively (December 31, 2014 – $2,084 and $2,079 respectively).

Manulife Financial Corporation – Third Quarter 2015

(d)	Fair value measurement

The following tables present the fair values of the Company’s invested assets and segregated funds net assets, measured at fair value in the Consolidated Statements of Financial Position, categorized by hierarchy.

As at September 30, 2015	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVTPL	$487	$-	$487	$-
AFS	15,664	-	15,664	-
Other	2,854	2,854	-	-
Debt securities(1)
FVTPL
Canadian government and agency	16,474	-	14,415	2,059
U.S. government and agency	14,148	-	13,324	824
Other government and agency	16,817	-	16,432	385
Corporate	78,039	-	74,025	4,014
Residential mortgage/asset-backed securities	115	-	16	99
Commercial mortgage/asset-backed securities	748	-	212	536
Other securitized assets	2,061	-	2,009	52
AFS
Canadian government and agency	3,216	-	2,619	597
U.S. government and agency	12,129	-	12,116	13
Other government and agency	1,715	-	1,675	40
Corporate	4,960	-	4,637	323
Residential mortgage/asset-backed securities	78	-	58	20
Commercial mortgage/asset-backed securities	136	-	27	109
Other securitized assets	152	-	139	13
Equities
FVTPL	13,790	13,787	2	1
AFS	2,278	2,277	-	1
Real estate - investment property(2)	13,353	-	-	13,353
Other invested assets(3)	12,990	-	-	12,990
Segregated funds net assets(4)	301,276	267,612	28,826	4,838
Total	$513,480	$286,530	$186,683	$40,267

Manulife Financial Corporation – Third Quarter 2015

As at December 31, 2014	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVTPL	$320	$-	$320	$-
AFS	14,505	-	14,505	-
Other	6,254	6,254	-	-
Debt securities(1)
FVTPL
Canadian government and agency	13,762	-	12,756	1,006
U.S. government and agency	15,225	-	14,417	808
Other government and agency	13,838	-	13,401	437
Corporate	68,828	-	65,678	3,150
Residential mortgage/asset-backed securities	146	-	13	133
Commercial mortgage/asset-backed securities	835	-	258	577
Other securitized assets	2,066	-	2,005	61
AFS
Canadian government and agency	3,858	-	2,974	884
U.S. government and agency	9,611	-	9,599	12
Other government and agency	1,489	-	1,435	54
Corporate	4,437	-	4,203	234
Residential mortgage/asset-backed securities	103	-	75	28
Commercial mortgage/asset-backed securities	98	-	15	83
Other securitized assets	150	-	137	13
Equities
FVTPL	12,389	12,381	6	2
AFS	2,154	2,154	-	-
Real estate - investment property(2)	9,270	-	-	9,270
Other invested assets(3)	10,759	-	-	10,759
Segregated funds net assets(4)	256,532	234,120	19,821	2,591
Total	$446,629	$254,909	$161,618	$30,102

(1)
The debt securities included in Level 3 consist primarily of maturities greater than 30 years for which the Treasury yield curve is not observable and extrapolated, as well as debt securities where only unobservable single quoted broker prices are provided.

(2)
For investment property, the significant unobservable inputs are capitalization rates (ranging from 4.0% to 9.5% during the period and ranging from 4.0% to 10.25% during the year ended December 31, 2014) and terminal capitalization rates (ranging from 4.5% to 9.75% during the period and ranging from 4.9% to 9.25% during the year ended December 31, 2014). Holding other factors constant, a lower capitalization or terminal capitalization rate will tend to increase the fair value of an investment property. Changes in fair value based on variations in unobservable inputs generally cannot be extrapolated because the relationship between the directional changes of each input is not usually linear.

(3)
Other invested assets measured at fair value are held primarily in power and infrastructure and timber sectors. The significant inputs used in the valuation of the Company’s power and infrastructure investments are primarily future distributable cash flows, terminal values and discount rates. Holding other factors constant, an increase to future distributable cash flows or terminal values would tend to increase the fair value of a power and infrastructure investment, while an increase in the discount rate would have the opposite effect. Discount rates during the period ranged from 10.0% to 16.0% (for the year ended December 31, 2014 – ranged from 10.0% to 16.0%). Disclosure of distributable cash flow and terminal value ranges are not meaningful given the disparity in estimates by project. The significant inputs used in the valuation of the Company’s investments in timberland are timber prices and discount rates. Holding other factors constant, an increase to timber prices would tend to increase the fair value of a timberland investment, while an increase in the discount rates would have the opposite effect. Discount rates during the period ranged from 5.0% to 7.5% (for the year ended December 31, 2014 – ranged from 5.25% to 8.0%). A range of prices for timber is not meaningful as the market price depends on factors such as property location and proximity to markets and exports yards.

(4)	Segregated funds net assets are recorded at fair value. The Company’s Level 3 segregated funds assets are predominantly invested in timberland properties as described above.

Manulife Financial Corporation – Third Quarter 2015

For invested assets not measured at fair value in the Consolidated Statements of Financial Position, the following tables disclose the summarized fair value information categorized by hierarchy, together with the related carrying values.

As at September 30, 2015	Carrying value	Total fair value	Level 1	Level 2	Level 3
Mortgages	$43,864	$45,585	$-	$-	$45,585
Private placements	26,043	27,745	-	22,677	5,068
Policy loans	7,481	7,481	-	7,481	-
Loans to bank clients	1,761	1,767	-	1,767	-
Real estate - own use property	1,495	2,292	-	-	2,292
Other invested assets(1)	6,747	6,731	-	-	6,731
Total invested assets disclosed at fair value	$87,391	$91,601	$-	$31,925	$59,676

As at December 31, 2014
Mortgages	$39,458	$41,493	$-	$-	$41,493
Private placements	23,284	25,418	-	20,813	4,605
Policy loans	7,876	7,876	-	7,876	-
Loans to bank clients	1,772	1,778	-	1,778	-
Real estate - own use property	831	1,566	-	-	1,566
Other invested assets(1)	5,992	6,027	-	-	6,027
Total invested assets disclosed at fair value	$79,213	$84,158	$-	$30,467	$53,691

(1)	Other invested assets disclosed at fair value include $3,415 (December 31, 2014 - $2,925) of leveraged leases which are carried at their carrying values as fair value is not routinely calculated.

Transfers between Level 1 and Level 2

The Company’s policy is to record transfers of assets and liabilities between Level 1 and Level 2 at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market. During the three and nine months ended September 30, 2015 and 2014, the Company had no transfers from Level 1 to Level 2. Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market. The Company also had no transfers from Level 2 to Level 1 during the three and nine months ended September 30, 2015 and 2014, respectively.

For segregated funds net assets, the Company had no transfers from Level 1 to Level 2 for the three and nine months ended September 30, 2015 (three and nine months ended September 30, 2014 – $19 and $26, respectively). The Company had no transfers from Level 2 to Level 1 for the three and nine months ended September 30, 2015 (three and nine months ended September 30, 2014 – $1 and $4, respectively).

Invested assets and segregated funds net assets measured at fair value on the Consolidated Statements of Financial Position using significant unobservable inputs (Level 3)

The Company classifies fair values of invested assets and segregated funds net assets as Level 3 if there are no observable markets for these assets or, in the absence of active markets, the majority of the inputs used to determine fair value are based on the Company’s own assumptions about market participant assumptions. The Company prioritizes the use of market-based inputs over entity-based assumptions in determining Level 3 fair values and, therefore, the gains and losses in the tables below include changes in fair value due to both observable and unobservable factors.

Manulife Financial Corporation – Third Quarter 2015

The following tables present a roll forward of invested assets and segregated fund net assets measured at fair value using significant unobservable inputs (Level 3) for the three months ended September 30, 2015 and 2014.

For the three months ended September 30, 2015	Balance as at July 1, 2015	Net realized / unrealized gains (losses) included in net income(1)	Net realized / unrealized gains (losses) included in OCI(2)	Purchases /issuances(3)	Sales	Settlements	Transfer into Level 3(4)	Transfer out of Level 3(4)	Currency movement(5)	Balance as at September 30, 2015	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Canadian government & agency	$715	$(274)	$-	$2,399	$(492)	$-	$-	$(293)	$4	$2,059	$(300)
U.S. government & agency	801	17	-	-	(15)	-	-	(35)	56	824	17
Other government & agency	392	(5)	-	16	(2)	-	-	-	(16)	385	(6)
Corporate	3,354	(123)	-	955	(87)	(22)	-	(176)	113	4,014	(121)
Residential mortgage/ asset-backed securities	134	-	-	-	(39)	(6)	1	-	9	99	1
Commercial mortgage/ asset-backed securities	559	(13)	-	92	(135)	(9)	-	-	42	536	(22)
Other securitized assets	68	1	-	-	(10)	(11)	-	-	4	52	-
	6,023	(397)	-	3,462	(780)	(48)	1	(504)	212	7,969	(431)
AFS
Canadian government & agency	1,051	63	(46)	21	(490)	-	-	(4)	2	597	-
U.S. government & agency	12	-	-	-	-	-	-	-	1	13	-
Other government & agency	48	-	(1)	3	(7)	-	-	-	(3)	40	-
Corporate	254	1	66	4	-	(6)	-	-	4	323	-
Residential mortgage/ asset-backed securities	27	2	(1)	-	(9)	(1)	-	-	2	20	-
Commercial mortgage/ asset-backed securities	86	-	14	14	(8)	(4)	-	-	7	109	-
Other securitized assets	18	-	-	-	-	(6)	-	-	1	13	-
	1,496	66	32	42	(514)	(17)	-	(4)	14	1,115	-
Equities
FVTPL	-	-	-	-	-	-	-	-	1	1	-
AFS	-	-	-	-	-	-	-	-	1	1	-
	-	-	-	-	-	-	-	-	2	2	-
Real estate - investment property	12,246	190	-	464	(30)	-	-	-	483	13,353	188
Other invested assets	11,873	171	2	525	(124)	(115)	-	-	658	12,990	88
	24,119	361	2	989	(154)	(115)	-	-	1,141	26,343	276
Segregated funds net assets	4,671	(17)	-	44	(45)	(14)	-	-	199	4,838	(15)
	$36,309	$13	$34	$4,537	$(1,493)	$(194)	$1	$(508)	$1,568	$40,267	$(170)

Manulife Financial Corporation – Third Quarter 2015

For the three months ended September 30, 2014	Balance as at July 1, 2014	Net realized / unrealized gains (losses) included in net income(1)	Net realized / unrealized gains (losses) included in OCI(2)	Purchases /issuances	Sales	Settlements	Transfer into Level 3(4)	Transfer out of Level 3(4)	Currency movement(5)	Balance as at September 30, 2014	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Canadian government & agency	$907	$15	$-	$186	$(199)	$-	$-	$(5)	$3	$907	$16
U.S. government & agency	665	5	-	86	-	-	-	-	33	789	5
Other government & agency	401	2	-	16	(12)	-	-	-	13	420	1
Corporate	3,011	16	-	173	(27)	(33)	30	(83)	57	3,144	12
Residential mortgage/ asset-backed securities	138	2	-	-	-	(10)	-	-	7	137	2
Commercial mortgage/ asset-backed securities	499	(5)	-	39	(7)	(24)	-	-	25	527	(3)
Other securitized assets	62	3	-	-	-	(6)	4	-	3	66	3
	5,683	38	-	500	(245)	(73)	34	(88)	141	5,990	36
AFS
Canadian government & agency	844	3	14	-	(56)	-	-	-	1	806	-
U.S. government & agency	6	-	-	6	-	-	-	-	(1)	11	-
Other government & agency	66	-	-	3	(15)	-	-	-	3	57	-
Corporate	215	-	(1)	4	(1)	(2)	9	-	4	228	-
Residential mortgage/ asset-backed securities	29	-	1	-	-	(4)	-	-	2	28	-
Commercial mortgage/ asset-backed securities	80	1	-	7	(3)	(1)	-	-	4	88	-
Other securitized assets	18	-	-	-	-	(4)	-	-	1	15	-
	1,258	4	14	20	(75)	(11)	9	-	14	1,233	-
Equities
AFS	-	-	-	1	-	-	-	-	-	1	-
	-	-	-	1	-	-	-	-	-	1	-
Real estate - investment property	8,757	63	-	336	(28)	-	-	-	268	9,396	-
Other invested assets	9,853	279	(26)	381	(159)	(227)	-	-	367	10,468	-
	18,610	342	(26)	717	(187)	(227)	-	-	635	19,864	-
Segregated funds net assets	2,429	(5)	-	5	(40)	-	(1)	1	120	2,509	(18)
Total	$27,980	$379	$(12)	$1,243	$(547)	$(311)	$42	$(87)	$910	$29,597	$18

(1)	These amounts, except for the amount related to segregated funds net assets, are included in net investment income on the Consolidated Statements of Income.
(2)	These amounts are included in AOCI on the Consolidated Statements of Financial Position.
(3)	Purchases include one-time impact of aligning pricing policies of assets acquired from Standard Life.
(4)	For assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period.
(5)	Currency movement, except for the currency movement related to segregated funds net assets, is recognized in OCI for AFS equities, and in net income for other asset classes shown.

Manulife Financial Corporation – Third Quarter 2015

The following tables present a roll forward of invested assets and segregated fund net assets measured at fair value using significant unobservable inputs (Level 3) for the nine months ended September 30, 2015 and 2014:

For the nine months ended September 30, 2015	Balance as at January 1, 2015	Net realized / unrealized gains (losses) included in net income(1)	Net realized / unrealized gains (losses) included in OCI(2)	Purchases /issuances(3)	Sales	Settlements	Transfer into Level 3(4)	Transfer out of Level 3(4)	Currency movement(5)	Balance as at September 30, 2015	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Canadian government & agency	$1,006	$(270)	$-	$2,753	$(839)	$-	$-	$(597)	$6	$2,059	$(308)
U.S. government & agency	808	(47)	-	-	(15)	-	-	(35)	113	824	(46)
Other government & agency	437	2	-	32	(66)	(7)	-	(6)	(7)	385	1
Corporate	3,150	(265)	-	1,312	(96)	(47)	53	(315)	222	4,014	(241)
Residential mortgage/ asset-backed securities	133	3	-	-	(39)	(20)	1	-	21	99	4
Commercial mortgage/ asset-backed securities	577	(10)	-	133	(135)	(83)	-	(31)	85	536	(18)
Other securitized assets	61	1	-	-	(10)	(15)	6	-	9	52	-
	6,172	(586)	-	4,230	(1,200)	(172)	60	(984)	449	7,969	(608)
AFS
Canadian government & agency	884	61	(60)	466	(728)	-	-	(26)	-	597	-
U.S. government & agency	12	-	(1)	-	-	-	-	-	2	13	-
Other government & agency	54	-	-	7	(16)	(1)	-	(1)	(3)	40	-
Corporate	234	-	63	26	(11)	(12)	16	-	7	323	-
Residential mortgage/ asset-backed securities	28	3	(1)	-	(9)	(6)	-	-	5	20	-
Commercial mortgage/ asset-backed securities	83	-	16	14	(8)	(9)	-	-	13	109	-
Other securitized assets	13	-	-	-	-	(8)	5	-	3	13	-
	1,308	64	17	513	(772)	(36)	21	(27)	27	1,115	-
Equities
FVTPL	2	(1)	-	-	-	-	-	-	-	1	(1)
AFS	-	-	-	2	(2)	-	-	-	1	1	-
	2	(1)	-	2	(2)	-	-	-	1	2	(1)
Real estate - investment property	9,270	778	-	2,406	(30)	-	-	-	929	13,353	776
Other invested assets	10,759	246	2	1,553	(380)	(488)	-	-	1,298	12,990	66
	20,029	1,024	2	3,959	(410)	(488)	-	-	2,227	26,343	842
Segregated funds net assets	2,591	15	-	1,999	(195)	38	-	-	390	4,838	8
Total	$30,102	$516	$19	$10,703	$(2,579)	$(658)	$81	$(1,011)	$3,094	$40,267	$241

Manulife Financial Corporation – Third Quarter 2015

For the nine months ended September 30, 2014	Balance as at January 1, 2014	Net realized / unrealized gains (losses) included in net income(1)	Net realized / unrealized gains (losses) included in OCI(2)	Purchases /issuances	Sales	Settlements	Transfer into Level 3(4)	Transfer out of Level 3(4)	Currency movement(5)	Balance as at September 30, 2014	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Canadian government & agency	$824	$83	$-	$599	$(382)	$-	$-	$(220)	$3	$907	$84
U.S. government & agency	578	89	-	86	-	-	-	-	36	789	89
Other government & agency	320	59	-	67	(24)	(1)	-	(22)	21	420	58
Corporate	3,061	126	-	465	(87)	(81)	30	(453)	83	3,144	108
Residential mortgage/ asset-backed securities	147	5	-	-	-	(23)	-	-	8	137	4
Commercial mortgage/ asset-backed securities	353	4	-	188	(7)	(33)	-	(2)	24	527	8
Other securitized assets	77	6	-	-	-	(23)	4	(1)	3	66	6
	5,360	372	-	1,405	(500)	(161)	34	(698)	178	5,990	357
AFS
Canadian government & agency	538	20	51	638	(430)	-	-	(11)	-	806	-
U.S. government & agency	5	-	1	6	-	-	-	-	(1)	11	-
Other government & agency	60	-	2	19	(26)	(1)	-	(1)	4	57	-
Corporate	228	-	5	16	(3)	(18)	9	(16)	7	228	-
Residential mortgage/ asset-backed securities	31	1	1	-	-	(7)	-	-	2	28	-
Commercial mortgage/ asset-backed securities	58	-	3	28	(3)	(1)	-	(1)	4	88	-
Other securitized assets	31	-	1	-	-	(17)	-	(1)	1	15	-
	951	21	64	707	(462)	(44)	9	(30)	17	1,233	-
Equities
FVTPL	-	(1)	-	-	-	-	1	-	-	-	(1)
AFS	-	-	-	1	-	-	-	-	-	1	-
	-	(1)	-	1	-	-	1	-	-	1	(1)
Real estate - investment property	8,904	191	-	561	(559)	-	-	-	299	9,396	117
Other invested assets	8,508	622	(25)	1,711	(266)	(482)	-	-	400	10,468	318
	17,412	813	(25)	2,272	(825)	(482)	-	-	699	19,864	435
Segregated funds net assets	2,360	20	-	69	(124)	-	54	-	130	2,509	13
Total	$26,083	$1,225	$39	$4,454	$(1,911)	$(687)	$98	$(728)	$1,024	$29,597	$804

(1)	These amounts, except for the amount related to segregated funds net assets, are included in net investment income on the Consolidated Statements of Income.
(2)	These amounts are included in AOCI on the Consolidated Statements of Financial Position.
(3)	Purchases include assets recognized upon initial consolidation of Standard Life. Refer to note 2.
(4)	For assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period.
(5)	Currency movement, except for the currency movement related to segregated funds net assets, is recognized in OCI for AFS equities, and in net income for other asset classes shown.

Transfers into Level 3 primarily result from securities that were impaired during the periods or securities where a lack of observable market data (versus the previous period) resulted in reclassifying assets into Level 3.  Transfers from Level 3 primarily result from observable market data now being available for the entire term structure of the debt security.

Manulife Financial Corporation – Third Quarter 2015

Note 4	Derivative and Hedging Instruments

Fair value of derivatives

The gross notional amount and the fair value of derivative contracts by the underlying risk exposure for derivatives in qualifying hedge accounting relationships and derivatives not designated in qualifying hedge accounting relationships are summarized in the following table.

		September 30, 2015			December 31, 2014
As at		Notional amount	Fair value		Notional amount	Fair value
Type of hedge	Instrument type		Assets	Liabilities		Assets	Liabilities
Qualifying hedge accounting relationships
Fair value hedges	Interest rate swaps	$3,938	$4	$1,052	$4,350	$12	$918
	Foreign currency swaps	92	-	5	80	-	15
Cash flow hedges	Foreign currency swaps	821	-	455	827	-	284
	Forward contracts	762	-	63	114	-	4
	Equity contracts	127	2	3	95	9	-
Total derivatives in qualifying hedge accounting relationships		5,740	6	1,578	5,466	21	1,221
Derivatives not designated in qualifying hedge accounting relationships
	Interest rate swaps	297,867	23,961	13,151	234,690	17,354	9,134
	Interest rate futures	8,379	-	-	6,111	-	-
	Interest rate options	5,698	193	-	3,900	108	-
	Foreign currency swaps	8,656	256	1,652	6,786	141	887
	Currency rate futures	5,428	-	-	4,277	-	-
	Forward contracts	11,274	645	163	8,319	1,096	33
	Equity contracts	11,221	544	37	10,317	586	8
	Credit default swaps	720	10	-	477	9	-
	Equity futures	16,585	-	-	14,070	-	-
Total derivatives not designated in qualifying hedge accounting relationships		365,828	25,609	15,003	288,947	19,294	10,062
Total derivatives		$371,568	$25,615	$16,581	$294,413	$19,315	$11,283

The fair value of derivative instruments is summarized by term to maturity in the following table.  Fair values shown do not incorporate the impact of master netting agreements (refer to note 6).

	Remaining term to maturity
As at September 30, 2015	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$401	$850	$762	$23,602	$25,615
Derivative liabilities	252	724	644	14,961	16,581

As at December 31, 2014
Derivative assets	$657	$895	$596	$17,167	$19,315
Derivative liabilities	99	302	413	10,469	11,283

Manulife Financial Corporation – Third Quarter 2015

The following tables present fair value of derivative contracts categorized by hierarchy.

As at September 30, 2015	Total fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$24,784	$-	$24,006	$778
Foreign exchange contracts	275	-	274	1
Equity contracts	546	-	90	456
Credit default swaps	10	-	10	-
Total derivative assets	$25,615	$-	$24,380	$1,235
Derivative liabilities
Interest rate contracts	$14,354	$-	$13,597	$757
Foreign exchange contracts	2,187	-	2,187	-
Equity contracts	40	-	25	15
Total derivative liabilities	$16,581	$-	$15,809	$772

As at December 31, 2014
Derivative assets
Interest rate contracts	$18,564	$-	$17,553	$1,011
Foreign exchange contracts	147	-	144	3
Equity contracts	595	-	84	511
Credit default swaps	9	-	9	-
Total derivative assets	$19,315	$-	$17,790	$1,525
Derivative liabilities
Interest rate contracts	$10,057	$-	$9,652	$405
Foreign exchange contracts	1,218	-	1,211	7
Equity contracts	8	-	-	8
Total derivative liabilities	$11,283	$-	$10,863	$420

The following table presents a roll forward of net derivative contracts measured at fair value using significant unobservable inputs (Level 3).

	three month ended September 30,		nine months ended September 30,
For the	2015	2014	2015	2014
Balance at the beginning of the period	$288	$602	$1,105	$(147)
Net realized / unrealized gains (losses) included in:
Net income(1)	170	116	(423)	835
OCI(2)	(20)	(7)	(18)	(18)
Purchases	5	83	40	182
Sales	53	(19)	(222)	(28)
Transfers
Into Level 3(3)	-	-	-	(138)
Out of Level 3(3)	(52)	(120)	(100)	(17)
Currency movement	19	27	81	13
Balance at the end of the period	$463	$682	$463	$682
Change in unrealized gains (losses) on instruments still held	$219	$182	$(318)	$485

(1)	These amounts are included in net investment income on the Consolidated Statements of Income.

(2)	These amounts are included in AOCI on the Consolidated Statements of Financial Position.

(3)
For items that are transferred into and out of Level 3, the Company uses the fair value of the items at the end and beginning of the period, respectively. Transfers into Level 3 occur when inputs used to price the assets and liabilities lack observable market data (versus the previous period).  Transfers out of Level 3 occur when inputs used to price the assets and liabilities become available from observable market data.

Note 5	Insurance and Investment Contract Liabilities

(a)	Insurance and investment contracts

A comprehensive review of actuarial methods and assumptions is performed annually. The review is designed to reduce the Company’s exposure to uncertainty by ensuring assumptions for both asset-related and liability-related risks remain appropriate. This is accomplished by monitoring experience and selecting assumptions which represent a current best estimate view of expected future experience, and margins that are appropriate for the risks assumed. While the assumptions selected represent the Company’s current best estimates and assessment of risk, the ongoing monitoring of experience and changes in the economic environment are likely to result in future changes to the valuation assumptions, which could be material.

Manulife Financial Corporation – Third Quarter 2015

The quantification of the impact of the 2015 comprehensive review of valuation methods and assumptions is as of July 1, 2015 for all lines of business.

In the third quarter of 2015, the completion of the annual review of actuarial methods and assumptions resulted in an increase in insurance and investment contract liabilities of $334, net of reinsurance and net income attributed to shareholders decreased by $285.

	three months ended			nine months ended
For the	September 30, 2015			September 30, 2015
Assumption	Change in gross insurance and investment contract liabilities	Change in insurance and investment contract liabilities net of reinsurance	Change in net income attributed to shareholders	Change in gross insurance and investment contract liabilities	Change in insurance and investment contract liabilities net of reinsurance	Change in net income attributed to shareholders
Mortality and morbidity updates	$(191)	$(146)	$168	$(191)	$(146)	$168
Lapses and policyholder behaviour	968	586	(456)	968	586	(456)
Other updates	(499)	(106)	3	(458)	(3)	(66)
Net impact	$278	$334	$(285)	$319	$437	$(354)

Updates to mortality and morbidity

Assumptions were updated across several business units to reflect recent experience. In Japan, a reduction to the margin for adverse deviations applied to the best estimate morbidity assumptions for certain medical insurance products resulted in a $237 benefit to net income attributed to shareholders. The reduction in this margin is a result of emerging experience being aligned with expectations leading to a decrease in the level of conservatism required for this assumption.

Other mortality and morbidity updates led to a $69 charge to net income attributed to shareholders.  This included a refinement to the modelling of mortality improvement on a portion of the Canadian retail insurance business that led to a benefit to net income attributed to shareholders. This was more than offset by a review of the Company mortality assumption for some of the JH Annuities business and a number of other updates across several business units.

Updates to lapses and policyholder behaviour

Lapse rates were updated across several business units to reflect recent experience. Lapse rates for JH universal life and variable universal life products were updated which led to a net $245 charge to net income attributed to shareholders. Lapse rates for the low cost universal life products were reduced which led to a charge to earnings; this was partially offset by a reduction in lapse rates for the variable universal life products which led to a benefit to earnings.

Other updates to lapse and policyholder behavior assumptions were made across several product lines including term and whole life insurance products in Japan, which led to a $211 charge to net income attributed to shareholders.

Other updates

The Company implemented a refinement to the modelling of asset and liability cash flows associated with inflation linked benefit options in the long-term care business, which led to a $232 benefit to net income attributed to shareholders.

The Company implemented a refinement to the projection of the term policy conversion options in Canadian retail insurance which led to a $200 charge to net income attributed to shareholders.

Other model refinements related to the projection of both asset and liability cash flows across several business units led to a $29 charge to net income attributed to shareholders. This included several offsetting items such as a refinement to the modelling of reinsurance contracts for Canadian Individual Insurance, updates to the future investment expense assumptions, updates to the future ALDA investment return assumptions and updates to certain future expense assumptions in JH Insurance.

Annual Review 2014

In the third quarter of 2014, the completion of the annual review of actuarial methods and assumptions resulted in a net increase in insurance and investment contract liabilities of $62, net of reinsurance. Net income attributed to shareholders decreased by $69 post- tax.

	three months ended		nine months ended
For the	September 30, 2014		September 30, 2014
Assumption	Change in insurance and investment contract liabilities net of reinsurance	Change in net income attributed to shareholders	Change in insurance and investment contract liabilities net of reinsurance	Change in net income attributed to shareholders
Mortality and morbidity updates	$(113)	$99	$(113)	$99
Lapses and policyholder behaviour	425	(329)	425	(329)
Updates to actuarial standards
Segregated fund bond calibration	217	(157)	217	(157)
Other updates	(467)	318	(370)	247
Net impact	$62	$(69)	$159	$(140)

Manulife Financial Corporation – Third Quarter 2015

(b)	Investment contracts – Fair value measurement

As at September 30, 2015, fair value of investment contract liabilities measured at fair value was $793 (December 31, 2014 - $680). Carrying value and fair value of investment contract liabilities measured at amortized cost were $2,679 and $2,866, respectively (December 31, 2014 - $1,964 and $2,130, respectively). The value of investment contract liabilities has increased since December 31, 2014 primarily due to the acquisition of the Canadian-based operations of Standard Life which was effective January 30, 2015 (refer to note 2).

(c)	Gross claims and benefits

The following table presents details of gross claims and benefits for the three and nine months ended September 30, 2015 and 2014.

	three months ended September 30,		nine months ended September 30,
For the	2015	2014	2015	2014
Death, disability and other claims	$3,220	$2,687	$9,756	$8,028
Maturity and surrender benefits	1,597	1,430	4,572	4,149
Annuity payments	1,033	831	3,069	2,534
Policyholder dividends and experience rating refunds	219	293	848	751
Net transfers from segregated funds	(328)	(159)	(709)	(519)
Total	$5,741	$5,082	$17,536	$14,943

Note 6	Risk Management

The Company’s risk management policies and procedures for managing risk related to financial instruments and insurance contracts can be found in note 10 of the Company’s 2014 Annual Consolidated Financial Statements as well as the shaded tables and text under the “Risk Management and Risk Factors” section of the Management Discussion and Analysis (“MD&A”) in the 2014 Annual Report.

(a)	Risk disclosures included in the third quarter’s MD&A

Market risk sensitivities related to variable annuity and segregated fund guarantees, publically traded equity performance risk and interest rate and spread risk are disclosed in sections E2 to E5 of the third quarter 2015 Management Discussion and Analysis. These disclosures are in accordance with IFRS 7 “Financial Instruments: Disclosures” and IAS 34 “Interim Financial Reporting”, and are an integral part of these unaudited Interim Consolidated Financial Statements.

(b)	Credit risk
(i)	Credit quality
The credit quality of commercial mortgages and private placements is assessed at least annually by using an internal rating based on regular monitoring of credit related exposures, considering both qualitative and quantitative factors.

The following table summarizes the credit quality and carrying value of commercial mortgages and private placements.

As at September 30, 2015	AAA	AA	A	BBB	BB	B and lower	Total
Commercial mortgages
Retail	$133	$1,114	$4,171	$2,335	$10	$5	$7,768
Office	103	963	3,317	2,696	246	44	7,369
Multi-family residential	1,128	860	1,607	948	-	-	4,543
Industrial	34	283	1,131	1,315	19	21	2,803
Other	502	202	1,020	980	66	-	2,770
Total commercial mortgages	1,900	3,422	11,246	8,274	341	70	25,253
Agricultural mortgages	-	171	223	546	124	-	1,064
Private placements	1,010	3,813	8,913	10,312	1,242	753	26,043
Total	$2,910	$7,406	$20,382	$19,132	$1,707	$823	$52,360

As at December 31, 2014
Commercial mortgages
Retail	$130	$815	$3,354	$2,050	$6	$4	$6,359
Office	83	706	2,644	2,460	149	118	6,160
Multi-family residential	1,189	657	1,087	930	-	-	3,863
Industrial	38	267	693	1,080	27	22	2,127
Other	515	221	586	899	-	-	2,221
Total commercial mortgages	1,955	2,666	8,364	7,419	182	144	20,730
Agricultural mortgages	-	189	238	522	160	-	1,109
Private placements	985	3,195	6,565	10,244	1,269	1,026	23,284
Total	$2,940	$6,050	$15,167	$18,185	$1,611	$1,170	$45,123

Manulife Financial Corporation – Third Quarter 2015

The credit quality of residential mortgages and loans to Bank clients is assessed at least annually with the loan being performing or non-performing as the key credit quality indicator.

The following table summarizes the carrying value of residential mortgages and loans to Bank clients.

As at	September 30, 2015			December 31, 2014
	Insured	Uninsured	Total	Insured	Uninsured	Total
Residential mortgages
Performing	$8,249	$9,273	$17,522	$8,577	$9,024	$17,601
Non-performing(1)	9	16	25	5	13	18
Loans to bank clients
Performing	n/a	1,761	1,761	n/a	1,771	1,771
Non-performing(1)	n/a	-	-	n/a	1	1
Total	$8,258	$11,050	$19,308	$8,582	$10,809	$19,391

(1)	Non-performing refers to assets that are 90 days or more past due if uninsured and 365 days or more if insured.

(ii)	Past due or credit impaired financial assets

The following table summarizes the carrying value or impaired value, in the case of impaired debt securities, of the Company’s financial assets that are considered past due or impaired.

	Past due but not impaired
As at September 30, 2015	Less than 90 days	90 days and greater	Total	Total impaired	Allowance for loan losses
Debt securities
FVTPL	$4	$-	$4	$27	$-
AFS	7	108	115	5	-
Private placements	41	-	41	115	97
Mortgages and loans to bank clients	53	21	74	35	28
Other financial assets	16	27	43	1	-
Total	$121	$156	$277	$183	$125

As at December 31, 2014
Debt securities
FVTPL	$7	$-	$7	$48	$-
AFS	-	6	6	10	-
Private placements	88	5	93	117	72
Mortgages and loans to bank clients	53	25	78	48	37
Other financial assets	35	18	53	1	-
Total	$183	$54	$237	$224	$109

(c)	Securities lending, repurchase and reverse repurchase transactions

As at September 30, 2015, the Company had loaned securities (which are included in invested assets) with a market value of $534 (December 31, 2014 – $1,004). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.

As at September 30, 2015, the Company had engaged in reverse repurchase transactions of $746 (December 31, 2014 – $1,183) which are recorded as short-term receivables. There were outstanding repurchase agreements of $212 as at September 30, 2015 (December 31, 2014 – $481) which are recorded as payables.

(d)	Credit default swaps

The Company replicates exposure to specific issuers by selling credit protection via credit default swaps (“CDSs”) in order to complement its cash debt securities investing.  The Company will not write CDS protection in excess of its government bond holdings.

Manulife Financial Corporation – Third Quarter 2015

The following tables provide details of the credit default swap protection sold by type of contract and external agency rating for the underlying reference security.

As at September 30, 2015	Notional amount(2)	Fair value	Weighted average maturity (in years)(3)
Single name CDSs(1)
Corporate debt
AAA	$47	$1	2
AA	127	1	1
A	399	7	3
BBB	134	1	4
Total single name CDSs	707	10	2
CDS Indices(1)
BB	13	-	5
Total CDS Indices	$13	$-	5
Total CDS protection sold	$720	$10	3

As at December 31,
Single name CDSs(1)
Corporate debt
AAA	$41	$1	2
AA	110	2	2
A	263	5	3
BBB	63	1	5
Total single name CDSs	$477	$9	3
Total CDS protection sold	$477	$9	3

(1)	Rating designations are based on S&P where available followed by Moody’s, DBRS and Fitch. If no rating is available from a rating agency then an internally developed rating is used.
(2)
Notional amounts represent the maximum future payments the Company would have to pay its counterparties assuming a default of the underlying credit and zero recovery on the underlying issuer obligation.

(3)	The weighted average maturity of the CDS is weighted based on notional amounts.

The Company holds no purchased credit protection as at September 30, 2015 and December 31, 2014.

(e)	Derivatives

The Company’s point-in-time exposure to losses related to credit risk of a derivative counterparty is limited to the amount of any net gains that may have accrued with a particular counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position excluding any offsetting contracts in a loss position and the impact of collateral on hand.  The Company seeks to limit the risk of credit losses from derivative counterparties by: using investment grade counterparties; entering into master netting arrangements which permit the offsetting of contracts in a loss position in the case of a counterparty default; and entering into Credit Support Annex agreements, whereby collateral must be provided when the exposure exceeds a certain threshold.

All contracts are held with counterparties rated BBB+ or higher. As at September 30, 2015, 19 per cent (December 31, 2014 – 15 per cent) of the Company’s derivative exposure was with counterparties rated AA- or higher. As at September 30, 2015, the largest single counterparty exposure, without taking into account the impact of master netting agreements or the benefit of collateral held, was $4,323 (December 31, 2014 – $3,436). The net exposure to this counterparty, after taking into account master netting agreements and the fair value of collateral held, was nil (December 31, 2014 – $5).

(f)	Offsetting financial assets and financial liabilities

Certain derivatives, securities lending and repurchase agreements have conditional offset rights. The Company does not offset these financial instruments in the Consolidated Statements of Financial Position, as the rights of offset are conditional.  In the case of derivatives, collateral is collected from and pledged to counterparties and clearing houses to manage credit risk exposure in accordance with Credit Support Annexes to swap agreements and clearing agreements. Under master netting agreements, the Company has a right of offset in the event of default, insolvency, bankruptcy or other early termination.

In the case of reverse repurchase and repurchase transactions, additional collateral may be collected from or pledged to counterparties to manage credit exposure according to bilateral reverse repurchase or repurchase agreements. In the event of default by a counterparty, the Company is entitled to liquidate assets the Company holds as collateral to offset against obligations to the same counterparty.

The following table presents the effect of conditional master netting and similar arrangements.  Similar arrangements may include global master repurchase agreements, global master securities lending agreements, and any related rights to financial collateral.

Manulife Financial Corporation – Third Quarter 2015

		Related amounts not set off in the Consolidated Statements of Financial Position
As at September 30, 2015	Gross amounts of financial instruments presented in the Consolidated Statements of Financial Position(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amount including financing trusts(3)	Net amounts excluding financing trusts
Financial assets
Derivative assets	$26,589	$(14,424)	$(12,058)	$107	$105
Securities lending	534	-	(534)	-	-
Reverse repurchase agreements	746	-	(746)	-	-
Total financial assets	$27,869	$(14,424)	$(13,338)	$107	$105
Financial liabilities
Derivative liabilities	$(17,657)	$14,424	$2,937	$(296)	$(34)
Repurchase agreements	(212)	-	212	-	-
Total financial liabilities	$(17,869)	$14,424	$3,149	$(296)	$(34)

As at December 31, 2014
Financial assets
Derivative assets	$20,126	$(9,688)	$(10,161)	$277	$277
Securities lending	1,004	-	(1,004)	-	-
Reverse repurchase agreements	1,183	(481)	(702)	-	-
Total financial assets	$22,313	$(10,169)	$(11,867)	$277	$277
Financial liabilities
Derivative liabilities	$(11,996)	$9,688	$2,044	$(264)	$(34)
Repurchase agreements	(481)	481	-	-	-
Total financial liabilities	$(12,477)	$10,169	$2,044	$(264)	$(34)

(1)	Financial assets and liabilities in the above table include accrued interest of $977 and $1,076, respectively (December 31, 2014 – $814 and $713, respectively).

(2)
Financial and cash collateral excludes over-collateralization. As at September 30, 2015 the Company was over-collateralized on over-the-counter (OTC) derivative assets, OTC derivative liabilities, securities lending and reverse repurchase agreements and repurchase agreements in the amounts of $260, $451, $30 and nil, respectively (December 31, 2014 – $239, $280, $55 and nil, respectively). As at September 30, 2015, collateral pledged (received) does not include collateral in transit on OTC instruments or include initial margin on exchange traded contracts.

(3)
The net amount includes derivative contracts entered into between the Company and its financing trusts which it does not consolidate. The Company does not exchange collateral on derivative contracts entered into with these trusts.

Note 7	Long-Term Debt

(a)	The following obligations are included in long-term debt

			September 30,	December 31,
As at	Maturity date	Par value	2015	2014
4.90% Senior notes	September 17, 2020	US$500	$667	$577
7.768% Medium term notes	April 8, 2019	$600	599	599
5.505% Medium term notes	June 26, 2018	$400	399	399
Promissory note to Manulife Finance (Delaware), L.P. ("MFLP")	December 15, 2016	$150	150	150
3.40% Senior notes(1)	September 17, 2015	US$600	-	695
4.079% Medium term notes(2)	August 20, 2015	$900	-	900
5.161% Medium term notes(3)	June 26, 2015	$550	-	550
Other notes payable	n/a	n/a	14	15
Total			$1,829	$3,885

(1)	On September 17, 2015, the 3.40% senior notes which were issued on September 17, 2010 matured.
(2)	On August 20, 2015, the 4.079% medium term notes which were issued on August 20, 2010 matured.
(3)	On June 26, 2015, the 5.161% medium term notes which were issued on June 26, 2008 matured.

(b)	Fair value measurement

Fair value of long-term debt is determined using quoted market prices where available (Level 1).  When quoted market prices are not available fair value is determined with reference to quoted prices of a debt instrument with similar characteristics or estimated using discounted cash flows using observable market rates (Level 2).

Long-term debt is measured at amortized cost in the Consolidated Statements of Financial Position. As at September 30, 2015, fair value of long-term debt was $2,062 (December 31, 2014 - $4,162). Long-term debt was categorized in Level 2 of the fair value hierarchy (December 31, 2014 – Level 2).

Manulife Financial Corporation – Third Quarter 2015

Note 8	Liabilities for Preferred Shares and Capital Instruments

(a)	Carrying value of liabilities for preferred shares and capital instruments

				September 30,	December 31,
As at	Issuance date	Maturity date	Par value	2015	2014
Senior debenture notes - 7.535% fixed/floating	July 10, 2009	December 31, 2108	$1,000	$1,000	$1,000
Subordinated note - floating	December 14, 2006	December 15, 2036	$650	647	647
Subordinated debentures - 2.389% Fixed/Floating(1)	June 1, 2015	January 5, 2026	$350	348	-
Subordinated debentures - 2.10% fixed/floating(2)	March 10, 2015	June 1, 2025	$750	747	-
Subordinated debentures - 2.64% fixed/floating	December 1, 2014	January 15, 2025	$500	498	498
Subordinated debentures - 2.811% fixed/floating	February 21, 2014	February 21, 2024	$500	498	498
Surplus notes - 7.375% U.S. dollar	February 25, 1994	February 15, 2024	US$450	628	545
Subordinated debentures - 2.926% fixed/floating	November 29, 2013	November 29, 2023	$250	249	249
Subordinated debentures - 2.819% fixed/floating	February 25, 2013	February 26, 2023	$200	199	199
Subordinated debentures - 3.938% fixed/floating(3)	September 21, 2012	September 21, 2022	$400	419	-
Subordinated debentures - 4.165% fixed/floating	February 17, 2012	June 1, 2022	$500	499	498
Subordinated note - floating	December 14, 2006	December 15, 2021	$400	400	399
Subordinated debentures - 4.21% fixed/floating	November 18, 2011	November 18, 2021	$550	549	549
Preferred shares - Class A Shares, Series 1(4)	June 19, 2003	n/a	$350	-	344
Total				$6,681	$5,426

(1)
Issued by MLI, interest is payable semi-annually. After January 5, 2021 the interest rate is the 90-days Bankers’ Acceptance rate plus 0.83% and is payable quarterly.  With regulatory approval, MLI may redeem the debentures, in whole or in part, on or after January 5, 2021, at par, together with accrued and unpaid interest.

(2)
Issued by MLI, interest is payable semi-annually. After June 1, 2020 the interest rate is the 90-day Bankers’ Acceptance rate plus 0.72% and is payable quarterly. With regulatory approval, MLI may redeem the debentures, in whole or in part, on or after June 1, 2020, at par, together with accrued and unpaid interest.

(3)
Issued by the Standard Life Assurance Company of Canada (“SCDA”), acquired by MLI on January 30, 2015, the subordinated debt was assumed by MLI on July 1, 2015 as a result of SCDA’s wind-up into MLI. Interest is payable semi-annually. After September 21, 2017 the interest rate is the 90-day Bankers’ Acceptance rate plus 2.10% and is payable quarterly.  With regulatory approval, MLI may redeem the debentures, in whole or in part, on or after September 21, 2017, at par, together with accrued and unpaid interest.

(4)	On June 19, 2015, MFC redeemed in full the $350 of Class A Shares, Series 1 Preferred Shares at par.

(b)	Fair value measurement

Fair value of liabilities for preferred shares and capital instruments is determined using quoted market prices where available (Level 1). When quoted market prices are not available fair value is determined with reference to quoted prices of a debt instrument with similar characteristics or estimated using discounted cash flows using observable market rates (Level 2).

The following table discloses fair value information categorized by hierarchy. These amounts are measured at amortized cost in the Consolidated Statements of Financial Position.

	September 30,	December 31,
As at	2015	2014
Valuation hierarchy:
Level 1	$-	$355
Level 2	6,946	5,390
Total fair value	$6,946	$5,745

Manulife Financial Corporation – Third Quarter 2015

Note 9	Share Capital and Earnings Per Share

(a)	Preferred shares

The changes in issued and outstanding preferred shares are as follows.

	2015		2014
For the period ended September 30,	Number of shares (in millions)	Amount	Number of shares (in millions)	Amount
Balance, January 1	110	$2,693	110	$2,693
Issued, Class 1 shares, Series 15	-	-	8	200
Issued, Class 1 shares, Series 17	-	-	14	350
Redeemed, Class A, Series 4	-	-	(18)	(450)
Redeemed, Class 1, Series 1	-	-	(14)	(350)
Premium on redemption of preferred shares	-	-	-	16
Issuance costs, net of tax	-	-	-	(12)
Balance, September 30	110	$2,693	100	$2,447

Further information on the preferred shares outstanding is as follows.

As at September 30, 2015	Issue date	Annual dividend rate	Earliest redemption date(1)	Number of shares (in millions)	Face amount	Net amount(2)
Class A preferred shares
Series 2	February 18, 2005	4.65%	March 19, 2010	14	$350	$344
Series 3	January 3, 2006	4.50%	March 19, 2011	12	300	294
Class 1 preferred shares
Series 3	March 11, 2011	4.20%	June 19, 2016	8	200	196
Series 5	December 6, 2011	4.40%	December 19, 2016	8	200	195
Series 7	February 22, 2012	4.60%	March 19, 2017	10	250	244
Series 9	May 24, 2012	4.40%	September 19, 2017	10	250	244
Series 11	December 4, 2012	4.00%	March 19, 2018	8	200	196
Series 13	June 21, 2013	3.80%	September 19, 2018	8	200	196
Series 15	February 25, 2014	3.90%	June 19, 2019	8	200	195
Series 17	August 15, 2014	3.90%	December 19, 2019	14	350	343
Series 19	December 3, 2014	3.80%	March 19, 2020	10	250	246
Total				110	$2,750	$2,693

(1)
Redemption of all preferred shares is subject to regulatory approval. With the exception of Class A Series 2 and Series 3 preferred shares. MFC may redeem each series in whole or in part at par, on the earliest redemption date or every five years thereafter. Class A Series 2 and Series 3 preferred shares are past their respective earliest redemption date and MFC may redeem these shares, in whole or in part at par at any time, subject to regulatory approval, as noted.

(2)	Net of after-tax issuance costs.

(b)	Common shares

The changes in common shares issued and outstanding are as follow.

For the	nine months ended	year ended
Number of common shares (in millions)	September 30, 2015	December 31, 2014
Balance, beginning of period	1,864	1,848
Issued on exercise of stock options and deferred share units	1	3
Issued under dividend reinvestment and share purchase plans	-	13
Issued in exchange for subscription receipts (note 2)	106	-
Balance, end of period	1,971	1,864

As at September 30, 2015, there were 32 million outstanding stock options and deferred share units that entitle the holder to receive common shares or payment in cash or common shares, at the option of the holder (December 31, 2014 – 31 million).

Manulife Financial Corporation – Third Quarter 2015

The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per share.

	three months ended		nine months ended
For the	September 30,		September 30,
(in millions)	2015	2014	2015	2014
Weighted average number of common shares	1,971	1,859	1,959	1,854
Dilutive stock-based awards(1)	6	7	7	7
Dilutive convertible instruments(2)	-	17	10	17
Weighted average number of diluted common shares	1,977	1,883	1,976	1,878

(1)
The dilutive effect of stock-based awards was calculated using the treasury stock method.  This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period.

(2)	Holders of convertible preferred shares have the right to redeem these instruments for MFC shares prior to the conversion date.

(c)	Earnings per share

The following table presents basic and diluted earnings per common share of the Company.

	three months ended		nine months ended
For the	September 30,		September 30,
	2015	2014	2015	2014
Basic earnings per common share	$0.30	$0.58	$0.95	$1.49
Diluted earnings per common share	0.30	0.57	0.94	1.48

Note 10	Employee Future Benefits

The Company maintains a number of pension plans, both defined benefit and defined contribution, and retiree welfare plans for eligible employees and agents.  Information about the cost of the Company’s material pension and retiree welfare plans in the U.S. and Canada is as follows.

	Pension plans		Retiree welfare plans
For the three months ended September 30,	2015	2014	2015	2014
Defined benefit current service cost	$14	$7	$-	$-
Defined benefit administrative expenses	1	1	-	-
Past service cost – curtailments(1)	(9)	-	-	-
Service cost	6	8	-	-
Interest on net defined benefit (asset) liability	7	7	1	1
Defined benefit cost	13	15	1	1
Defined contribution cost	16	13	-	-
Net benefit cost	$29	$28	$1	$1

	Pension plans		Retiree welfare plans
For the nine months ended September 30,	2015	2014	2015	2014
Defined benefit current service cost	$37	$24	$1	$1
Defined benefit administrative expenses	4	3	-	-
Past service cost – curtailments(1)	(9)	-	-	-
Service cost	32	27	1	1
Interest on net defined benefit (asset) liability	20	19	3	4
Defined benefit cost	52	46	4	5
Defined contribution cost	52	43	-	-
Net benefit cost	$104	$89	$4	$5

(1)
Past service cost of ($9) relates to the curtailment recognized under the defined benefit component of The Standard Life Assurance Company of Canada Staff Pension Plan due to employees whose plan membership ceased during the period.

Manulife Financial Corporation – Third Quarter 2015

Note 11	Commitments and Contingencies

(a)	Legal proceedings

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. Legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer.  In addition, government and regulatory bodies in Canada, the United States, Asia and other jurisdictions where the Company conducts business regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.

Two class actions against the Company have been certified and are pending in Quebec (on behalf of Quebec residents only) and Ontario (on behalf of investors in Canada, other than Quebec). The decisions to grant leave and certification have been of a procedural nature only and there has been no determination on the merits of either claim to date. The actions in Ontario and Quebec are based on allegations that the Company failed to meet its disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products. The Company believes that its disclosure satisfied applicable disclosure requirements and intends to vigorously defend itself against any claims based on these allegations. Due to the nature and status of these proceedings, it is not practicable to provide an estimate of the financial effect of these proceedings, an indication of the uncertainties relating to the amount or timing of any outflow, nor the possibility of any reimbursement.

(b)	Guarantees
(i)	Guarantees regarding Manulife Finance (Delaware), L.P. (“MFLP”)
MFC has guaranteed payment of amounts on the $550 senior debentures due on December 15, 2026 and the $650 subordinated debentures due on December 15, 2041 issued by MFLP, a wholly owned unconsolidated partnership.

(ii)	Guarantees regarding The Manufacturers Life Insurance Company
On January 29, 2007, MFC provided a subordinated guarantee of Class A and Class B Shares of MLI and any other class of preferred shares that rank on a parity with Class A Shares or Class B Shares of MLI.  For the following subordinated debentures issued by MLI, MFC has provided a subordinated guarantee on the day of issuance: $550 issued on November 18, 2011; $500 issued on February 17, 2012; $200 issued on February 25, 2013; $250 issued on November 29, 2013; $500 issued on February 21, 2014; $500 issued on December 1, 2014; $750 issued on March 10, 2015 and $350 issued on June 1, 2015.

On July 1, 2015, MFC provided a subordinated guarantee of $400 for the subordinated debentures assumed by MLI on the wind up of SCDA on that date. SCDA was acquired by MLI on January 30, 2015.

The following table sets forth certain condensed consolidating financial information for MFC and MFLP.

Condensed Consolidated Statement of Income Information
For the three months ended September 30, 2015	MFC (Guarantor)	MFLP	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments	Total consolidated amounts(1)
Total revenue	$195	$29	$6,850	$1,248	$(1,218)	$7,104
Net income (loss) attributed to shareholders	622	9	529	61	(599)	622

For the three months ended September 30, 2014
Total revenue	$95	$24	$10,834	$577	$(532)	$10,998
Net income (loss) attributed to shareholders	1,100	6	1,293	(240)	(1,059)	1,100

For the nine months ended September 30, 2015
Total revenue	$301	$76	$23,675	$1,379	$(1,390)	$24,041
Net income (loss) attributed to shareholders	1,945	21	1,841	69	(1,931)	1,945

For the nine months ended September 30, 2014
Total revenue	$261	$56	$37,677	$2,962	$(2,548)	$38,408
Net income (loss) attributed to shareholders	2,861	8	3,027	(271)	(2,764)	2,861

(1)	Since MFLP is not consolidated, its results have been eliminated in the consolidating adjustments column.

Manulife Financial Corporation – Third Quarter 2015

Condensed Consolidated Statement of Financial Position Information
As at September 30, 2015	MFC (Guarantor)	MFLP	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments	Total consolidated amounts(1)
Invested assets	$70	$4	$293,859	$6,049	$(387)	$299,595
Total other assets	50,864	1,672	102,048	25,315	(97,821)	82,078
Segregated funds net assets	-	-	301,276	-	-	301,276
Insurance contract liabilities	-	-	277,619	17,935	(17,346)	278,208
Investment contract liabilities	-	-	3,472	-	-	3,472
Segregated funds net liabilities	-	-	301,276	-	-	301,276
Total other liabilities	10,835	1,473	70,033	12,055	(35,293)	59,103

As at December 31, 2014
Invested assets	$2,260	$2	$262,406	$4,644	$(2)	$269,310
Total other assets	37,825	1,598	67,422	13,338	(66,619)	53,564
Segregated funds net assets	-	-	256,532	-	-	256,532
Insurance contract liabilities	-	-	229,087	15,526	(15,100)	229,513
Investment contract liabilities	-	-	2,644	-	-	2,644
Segregated funds net liabilities	-	-	256,532	-	-	256,532
Total other liabilities	6,780	1,419	61,009	1,393	(13,810)	56,791

(1)	Since MFLP is not consolidated, its results have been eliminated in the consolidating adjustments column.

(iii)	Guarantees regarding John Hancock Life Insurance Company (U.S.A.)
Details of guarantees regarding certain securities issued or to be issued by John Hancock Life Insurance Company (U.S.A.) are outlined in note 14.

Note 12	Segmented Information

The Company’s reporting segments are the Asia, Canadian and U.S. Divisions and the Corporate and Other segment. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.  Revenue from the Company’s divisions are derived principally from life and health insurance, investment management and annuities and mutual funds.  The Corporate and Other segment is comprised of the Investment Division’s external asset management business; earnings on assets backing capital, net of amounts allocated to operating divisions; changes in actuarial methods and assumptions; the property and casualty and run-off reinsurance operations; and other non-operating items.

By segment
For the three months ended	Asia	Canadian	U.S.	Corporate
September 30, 2015	Division	Division(1)	Division	and Other(1)	Total
Revenue
Premium income
Life and health insurance	$2,287	$1,020	$1,761	$24	$5,092
Annuities and pensions	784	147	210	-	1,141
Premiums ceded, net of commission and additional consideration relating to Closed Block reinsurance transaction (note 2)	-	-	(7,996)	-	(7,996)
Net premium income (loss)	3,071	1,167	(6,025)	24	(1,763)
Net investment income (loss)	(190)	808	5,531	231	6,380
Other revenue	369	716	1,417	(15)	2,487
Total revenue	3,250	2,691	923	240	7,104
Contract benefits and expenses
Life and health insurance	1,359	739	(4,123)	395	(1,630)
Annuities and pensions	805	327	3,008	-	4,140
Net benefits and claims	2,164	1,066	(1,115)	395	2,510
Interest expense	32	128	15	107	282
Other expenses	830	1,002	1,316	176	3,324
Total contract benefits and expenses	3,026	2,196	216	678	6,116
Income (loss) before income taxes	224	495	707	(438)	988
Income tax recovery (expense)	(60)	(206)	(182)	132	(316)
Net income (loss)	164	289	525	(306)	672
Less net income (loss) attributed to:
Non-controlling interests	18	-	-	6	24
Participating policyholders	17	11	-	(2)	26
Net income (loss) attributed to shareholders	$129	$278	$525	$(310)	$622

(1)	Standard Life’s results are included in the Canadian Division and in Corporate and Other. Refer to note 2.

Manulife Financial Corporation – Third Quarter 2015

By segment
For the three months ended	Asia	Canadian	U.S.	Corporate
September 30, 2014	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$1,669	$851	$1,534	$19	$4,073
Annuities and pensions	239	108	208	-	555
Net premium income	1,908	959	1,742	19	4,628
Net investment income (loss)	480	1,290	2,505	(112)	4,163
Other revenue	338	725	1,113	31	2,207
Total revenue	2,726	2,974	5,360	(62)	10,998
Contract benefits and expenses
Life and health insurance	1,457	1,045	2,178	65	4,745
Annuities and pensions	221	630	1,111	-	1,962
Net benefits and claims	1,678	1,675	3,289	65	6,707
Interest expense	25	139	12	108	284
Other expenses	605	840	1,081	89	2,615
Total contract benefits and expenses	2,308	2,654	4,382	262	9,606
Income (loss) before income taxes	418	320	978	(324)	1,392
Income tax recovery (expense)	(38)	(70)	(299)	120	(287)
Net income (loss)	380	250	679	(204)	1,105
Less net income (loss) attributed to:
Non-controlling interests	15	-	-	(6)	9
Participating policyholders	33	(36)	-	(1)	(4)
Net income (loss) attributed to shareholders	$332	$286	$679	$(197)	$1,100

By segment
As at and for the nine months ended	Asia	Canadian	U.S.	Corporate
September 30, 2015	Division	Division(1)	Division	and Other(1)	Total
Revenue
Premium income
Life and health insurance	$6,190	$3,043	$5,090	$64	$14,387
Annuities and pensions	1,809	363	654	-	2,826
Premiums ceded, net of commission and additional consideration relating to Closed Block reinsurance transaction (note 2)	-	-	(7,996)	-	(7,996)
Net premium income (loss)	7,999	3,406	(2,252)	64	9,217
Net investment income	264	1,908	5,007	241	7,420
Other revenue	1,065	2,299	3,943	97	7,404
Total revenue	9,328	7,613	6,698	402	24,041
Contract benefits and expenses
Life and health insurance	4,265	3,124	(2,134)	518	5,773
Annuities and pensions	1,688	195	3,384	-	5,267
Net benefits and claims	5,953	3,319	1,250	518	11,040
Interest expense	91	363	46	349	849
Other expenses	2,296	3,006	3,827	541	9,670
Total contract benefits and expenses	8,340	6,688	5,123	1,408	21,559
Income (loss) before income taxes	988	925	1,575	(1,006)	2,482
Income tax recovery (expense)	(122)	(325)	(385)	428	(404)
Net income (loss)	866	600	1,190	(578)	2,078
Less net income (loss) attributed to:
Non-controlling interests	71	-	-	5	76
Participating policyholders	47	12	-	(2)	57
Net income (loss) attributed to shareholders	$748	$588	$1,190	$(581)	$1,945
Total assets	$77,202	$201,233	$370,780	$33,734	$682,949

(1)	Standard Life’s results are included in the Canadian Division and in Corporate and Other. Refer to note 2.

Manulife Financial Corporation – Third Quarter 2015

By segment
As at and for the nine months ended	Asia	Canadian	U.S.	Corporate
September 30, 2014	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$4,773	$2,476	$4,247	$59	$11,555
Annuities and pensions	495	360	570	-	1,425
Net premium income	5,268	2,836	4,817	59	12,980
Net investment income (loss)	2,055	5,321	11,866	(252)	18,990
Other revenue	977	1,942	3,367	152	6,438
Total revenue	8,300	10,099	20,050	(41)	38,408
Contract benefits and expenses
Life and health insurance	4,797	3,895	10,328	187	19,207
Annuities and pensions	654	2,299	4,190	-	7,143
Net benefits and claims	5,451	6,194	14,518	187	26,350
Interest expense	69	360	38	355	822
Other expenses	1,681	2,482	3,213	320	7,696
Total contract benefits and expenses	7,201	9,036	17,769	862	34,868
Income (loss) before income taxes	1,099	1,063	2,281	(903)	3,540
Income tax recovery (expense)	(96)	(214)	(640)	296	(654)
Net income (loss)	1,003	849	1,641	(607)	2,886
Less net income (loss) attributed to:
Non-controlling interests	49	-	-	15	64
Participating policyholders	43	(81)	-	(1)	(39)
Net income (loss) attributed to shareholders	$911	$930	$1,641	$(621)	$2,861
Total assets	$66,336	$144,365	$318,097	$26,526	$555,324

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Corporate and Other segment into the different geographic segments to which its businesses pertain.

By geographic location
For the three months ended
September 30, 2015	Asia	Canada(1)	U.S.	Other	Total
Revenue
Premium income
Life and health insurance	$2,304	$896	$1,762	$130	$5,092
Annuities and pensions	784	147	210	-	1,141
Premiums ceded, net of commission and additional consideration relating to Closed Block reinsurance transaction (note 2)	-	-	(7,996)	-	(7,996)
Net premium income (loss)	3,088	1,043	(6,024)	130	(1,763)
Net investment income (loss)	(230)	1,037	5,545	28	6,380
Other revenue	373	602	1,512	-	2,487
Total revenue	$3,231	$2,682	$1,033	$158	$7,104

For the three months ended
September 30, 2014
Revenue
Premium income
Life and health insurance	$1,686	$737	$1,535	$115	$4,073
Annuities and pensions	239	108	208	-	555
Net premium income	1,925	845	1,743	115	4,628
Net investment income	460	1,312	2,378	13	4,163
Other revenue	320	691	1,191	5	2,207
Total revenue	$2,705	$2,848	$5,312	$133	$10,998

Manulife Financial Corporation – Third Quarter 2015

By geographic location
For the nine months ended
September 30, 2015	Asia	Canada(1)	U.S.	Other	Total
Revenue
Premium income
Life and health insurance	$6,241	$2,690	$5,092	$364	$14,387
Annuities and pensions	1,809	363	654	-	2,826
Premiums ceded, net of commission and additional consideration relating to Closed Block reinsurance transaction (note 2)	-	-	(7,996)	-	(7,996)
Net premium income	8,050	3,053	(2,250)	364	9,217
Net investment income	254	2,291	4,787	88	7,420
Other revenue	1,080	2,099	4,209	16	7,404
Total revenue	$9,384	$7,443	$6,746	$468	$24,041

For the nine months ended
September 30, 2014
Revenue
Premium income
Life and health insurance	$4,822	$2,124	$4,249	$360	$11,555
Annuities and pensions	495	360	570	-	1,425
Net premium income	5,317	2,484	4,819	360	12,980
Net investment income	2,057	5,401	11,384	148	18,990
Other revenue	981	1,882	3,554	21	6,438
Total revenue	$8,355	$9,767	$19,757	$529	$38,408

(1)	Standard Life’s results are included in Canada. Refer to note 2.

Note 13	Segregated Funds

The Company manages a number of segregated funds on behalf of policyholders. Policyholders are provided the opportunity to invest in different categories of segregated funds that respectively hold a range of underlying investments. The underlying investments of the segregated funds consist of both individual securities and mutual funds (collectively “net assets”). The carrying value and change in segregated funds net assets are as follows.

Segregated funds net assets

As at	September 30, 2015	December 31, 2014
Investments at market value
Cash and short-term securities	$2,922	$2,790
Debt securities	15,031	7,246
Equities	12,257	7,386
Mutual funds	266,913	236,880
Other investments	4,720	2,695
Accrued investment income	208	127
Other liabilities, net	(293)	(390)
Total segregated funds net assets	$301,758	$256,734
Composition of segregated funds net assets
Held by policyholders	$301,276	$256,532
Held by the Company	482	202
Total segregated funds net assets	$301,758	$256,734

Manulife Financial Corporation – Third Quarter 2015

Changes in segregated funds net assets

	three months ended September 30,		nine months ended September 30,
For the	2015	2014	2015	2014
Net policyholder cash flow
Deposits from policyholders	$8,401	$5,509	$24,461	$17,872
Net transfers to general fund	(332)	(159)	(624)	(519)
Payments to policyholders	(9,264)	(8,439)	(29,543)	(25,876)
	(1,195)	(3,089)	(5,706)	(8,523)
Investment related
Interest and dividends	4,526	1,833	6,091	2,835
Net realized and unrealized investment gains (losses)	(19,719)	(2,912)	(13,917)	9,405
	(15,193)	(1,079)	(7,826)	12,240
Other
Management and administration fees	(1,023)	(922)	(3,246)	(2,949)
Acquired through Standard Life (note 2)	-	-	32,171	-
Impact of changes in foreign exchange rates	15,041	8,321	29,631	9,786
	14,018	7,399	58,556	6,837
Net additions (deductions)	(2,370)	3,231	45,024	10,554
Segregated funds net assets, beginning of period	304,128	247,369	256,734	240,046
Segregated funds net assets, end of period	$301,758	$250,600	$301,758	$250,600

The net assets may be exposed to a variety of financial and other risks. These risks are primarily mitigated by investment guidelines that are actively monitored by professional and experienced portfolio advisors. The Company is not exposed to these risks beyond the liabilities related to the guarantees associated with certain variable life and annuity products. Accordingly, the Company’s exposure to loss from segregated fund products is limited to the value of these guarantees.

These guarantee liabilities are recorded within the Company’s insurance contract liabilities. Assets supporting these guarantees are recognized in invested assets according to their investment type. The “Risk Management and Risk Factors” section of the Company’s Third Quarter 2015 MD&A provides information regarding the risks associated with variable annuity and segregated fund guarantees.

Note 14	Information Provided in Connection with Investments in Deferred Annuity Contracts and SignatureNotes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.)

The following condensed consolidating financial information, presented in accordance with IFRS, has been included in these Interim Consolidated Financial Statements with respect to John Hancock Life Insurance Company (U.S.A.) (“JHUSA”) in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the “Commission”). These financial statements are (i) incorporated by reference in the registration statements of MFC and JHUSA that relate to MFC’s guarantee of certain securities to be issued by JHUSA and (ii) are provided in reliance on an exemption from continuous disclosure obligations of JHUSA.  For information about JHUSA, the MFC guarantees and restrictions on the ability of MFC to obtain funds from its subsidiaries by dividend or loan, refer to note 24 to the Company’s 2014 Annual Consolidated Financial Statements.

Manulife Financial Corporation – Third Quarter 2015

Condensed Consolidating Statement of Financial Position
As at September 30, 2015	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$70	$106,916	$193,355	$(746)	$299,595
Investments in unconsolidated subsidiaries	45,425	6,341	22,349	(74,115)	-
Reinsurance assets	-	50,750	9,795	(26,042)	34,503
Other assets	5,439	31,678	49,576	(39,118)	47,575
Segregated funds net assets	-	171,114	132,026	(1,864)	301,276
Total assets	$50,934	$366,799	$407,101	$(141,885)	$682,949
Liabilities and equity
Insurance contract liabilities	$-	$144,944	$160,121	$(26,857)	$278,208
Investment contract liabilities	-	1,287	2,189	(4)	3,472
Other liabilities	9,170	30,934	49,369	(38,880)	50,593
Long-term debt	1,665	-	14	150	1,829
Liabilities for preferred shares and capital instruments	-	1,171	11,187	(5,677)	6,681
Segregated funds net liabilities	-	171,114	132,026	(1,864)	301,276
Shareholders' equity	40,099	17,349	51,405	(68,754)	40,099
Participating policyholders' equity	-	-	214	-	214
Non-controlling interests	-	-	576	1	577
Total liabilities and equity	$50,934	$366,799	$407,101	$(141,885)	$682,949

Condensed Consolidating Statement of Financial Position
As at December 31, 2014	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$2,260	$104,295	$163,115	$(360)	$269,310
Investments in unconsolidated subsidiaries	37,545	5,570	15,013	(58,128)	-
Reinsurance assets	-	34,001	6,062	(21,538)	18,525
Other assets	280	28,251	31,062	(24,554)	35,039
Segregated funds net assets	-	160,789	97,204	(1,461)	256,532
Total assets	$40,085	$332,906	$312,456	$(106,041)	$579,406
Liabilities and equity
Insurance contract liabilities	$-	$127,358	$124,406	$(22,251)	$229,513
Investment contract liabilities	-	1,494	1,155	(5)	2,644
Other liabilities	495	27,080	41,182	(23,497)	45,260
Long-term debt	3,720	-	15	150	3,885
Liabilities for preferred shares and capital instruments	344	1,173	4,652	(743)	5,426
Liabilities for subscription receipts	2,220	-	-	-	2,220
Segregated funds net liabilities	-	160,789	97,204	(1,461)	256,532
Shareholders' equity	33,306	15,012	43,223	(58,235)	33,306
Participating policyholders' equity	-	-	156	-	156
Non-controlling interests	-	-	463	1	464
Total liabilities and equity	$40,085	$332,906	$312,456	$(106,041)	$579,406

Manulife Financial Corporation – Third Quarter 2015

Condensed Consolidating Statement of Income
For the three months ended	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
September 30, 2015
Revenue
Net premium income prior to Closed Block reinsurance	$-	$(1,188)	$7,415	$6	$6,233
Premiums ceded, net of commission and additional consideration relating to Closed Block reinsurance transaction	-	(7,479)	(1,651)	1,134	(7,996)
Net premium income (loss)	-	(8,667)	5,764	1,140	(1,763)
Net investment income (loss)	250	4,940	1,533	(343)	6,380
Net other revenue	(55)	1,053	5,109	(3,620)	2,487
Total revenue	195	(2,674)	12,406	(2,823)	7,104
Contract benefits and expenses
Net benefits and claims	-	(3,116)	8,188	(2,562)	2,510
Commissions, investment and general expenses	1	756	2,990	(512)	3,235
Other expenses	40	67	13	251	371
Total contract benefits and expenses	41	(2,293)	11,191	(2,823)	6,116
Income (loss) before income taxes	154	(381)	1,215	-	988
Income tax (expense) recovery	(41)	339	(614)	-	(316)
Income (loss) after income taxes	113	(42)	601	-	672
Equity in net income (loss) of unconsolidated subsidiaries	509	(69)	(111)	(329)	-
Net income (loss)	$622	$(111)	$490	$(329)	$672
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$24	$-	$24
Participating policyholders	-	(280)	26	280	26
Shareholders	622	169	440	(609)	622
	$622	$(111)	$490	$(329)	$672
Condensed Consolidating Statement of Income
For the three months ended	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
September 30, 2014
Revenue
Net premium income	$-	$1,235	$3,394	$(1)	$4,628
Net investment income (loss)	98	2,135	2,224	(294)	4,163
Net other revenue	(3)	455	2,808	(1,053)	2,207
Total revenue	95	3,825	8,426	(1,348)	10,998
Contract benefits and expenses
Net benefits and claims	-	2,448	4,861	(602)	6,707
Commissions, investment and general expenses	3	686	2,318	(471)	2,536
Other expenses	62	60	516	(275)	363
Total contract benefits and expenses	65	3,194	7,695	(1,348)	9,606
Income (loss) before income taxes	30	631	731	-	1,392
Income tax (expense) recovery	(9)	(155)	(123)	-	(287)
Income (loss) after income taxes	21	476	608	-	1,105
Equity in net income (loss) of unconsolidated subsidiaries	1,079	118	594	(1,791)	-
Net income (loss)	$1,100	$594	$1,202	$(1,791)	$1,105
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$9	$-	$9
Participating policyholders	-	(23)	(4)	23	(4)
Shareholders	1,100	617	1,197	(1,814)	1,100
	$1,100	$594	$1,202	$(1,791)	$1,105
;

Manulife Financial Corporation – Third Quarter 2015

Condensed Consolidating Statement of Income
For the nine months ended	MFC (Guarantor)	JHUSA (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated MFC
September 30, 2015
Revenue
Net premium income prior to Closed Block reinsurance	$-	$1,576	$15,637	$-	$17,213
Premiums ceded, net of commission and additional consideration relating to Closed Block reinsurance transaction	-	(7,479)	(1,651)	1,134	(7,996)
Net premium income (loss)	-	(5,903)	13,986	1,134	9,217
Net investment income (loss)	371	4,580	3,219	(750)	7,420
Net other revenue	(70)	2,037	9,334	(3,897)	7,404
Total revenue	301	714	26,539	(3,513)	24,041
Contract benefits and expenses
Net benefits and claims	-	(1,678)	14,604	(1,886)	11,040
Commissions, investment and general expenses	19	2,304	8,662	(1,579)	9,406
Other expenses	156	200	805	(48)	1,113
Total contract benefits and expenses	175	826	24,071	(3,513)	21,559
Income (loss) before income taxes	126	(112)	2,468	-	2,482
Income tax (expense) recovery	(38)	352	(718)	-	(404)
Income (loss) after income taxes	88	240	1,750	-	2,078
Equity in net income (loss) of unconsolidated subsidiaries	1,857	(85)	155	(1,927)	-
Net income (loss)	$1,945	$155	$1,905	$(1,927)	$2,078
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$76	$-	$76
Participating policyholders	-	(290)	57	290	57
Shareholders	1,945	445	1,772	(2,217)	1,945
	$1,945	$155	$1,905	$(1,927)	$2,078

Condensed Consolidating Statement of Income
For the nine months ended	MFC (Guarantor)	JHUSA (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated MFC
September 30, 2014
Revenue
Net premium income	$-	$3,578	$9,407	$(5)	$12,980
Net investment income (loss)	263	9,618	9,952	(843)	18,990
Net other revenue	(2)	1,607	9,208	(4,375)	6,438
Total revenue	261	14,803	28,567	(5,223)	38,408
Contract benefits and expenses
Net benefits and claims	-	11,755	17,651	(3,056)	26,350
Commissions, investment and general expenses	11	2,024	6,817	(1,374)	7,478
Other expenses	200	185	1,448	(793)	1,040
Total contract benefits and expenses	211	13,964	25,916	(5,223)	34,868
Income (loss) before income taxes	50	839	2,651	-	3,540
Income tax (expense) recovery	(16)	(72)	(566)	-	(654)
Income (loss) after income taxes	34	767	2,085	-	2,886
Equity in net income (loss) of unconsolidated subsidiaries	2,827	382	1,149	(4,358)	-
Net income (loss)	$2,861	$1,149	$3,234	$(4,358)	$2,886
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$64	$-	$64
Participating policyholders	-	(55)	(39)	55	(39)
Shareholders	2,861	1,204	3,209	(4,413)	2,861
	$2,861	$1,149	$3,234	$(4,358)	$2,886

Manulife Financial Corporation – Third Quarter 2015

Consolidating Statement of Cash Flows
For the nine months ended September 30, 2015	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$1,945	$155	$1,905	$(1,927)	$2,078
Adjustments
Equity in net income of unconsolidated subsidiaries	(1,857)	85	(155)	1,927	-
Increase (decrease) in insurance contract liabilities	-	(2,018)	7,407	-	5,389
Increase (decrease) in investment contract liabilities	-	42	135	-	177
Decrease in reinsurance assets, excluding the impact of Closed Block reinsurance transaction	-	1,010	429	-	1,439
Amortization of (premium) discount on invested assets	-	1	71	-	72
Other amortization	2	78	359	-	439
Net realized and unrealized (gains) losses and impairment on assets	(188)	(1,151)	2,746	-	1,407
Deferred income tax expense (recovery)	2	(165)	32	-	(131)
Stock option expense	-	(1)	15	-	14
Adjusted net income (loss)	(96)	(1,964)	12,944	-	10,884
Dividends from unconsolidated subsidiary	-	238	-	(238)	-
Cash decrease due to Closed Block reinsurance transaction	-	(1,336)	(687)	-	(2,023)
Changes in policy related and operating receivables and payables	(74)	1,200	(3,720)	-	(2,594)
Cash provided by (used in) operating activities	(170)	(1,862)	8,537	(238)	6,267
Investing activities
Purchases and mortgage advances	-	(22,987)	(34,796)	-	(57,783)
Disposals and repayments	179	24,270	29,526	-	53,975
Changes in investment broker net receivables and payables	-	124	190	-	314
Investment in common shares of subsidiaries	(2,265)	-	-	2,265	-
Net cash decrease from purchase of subsidiaries and businesses	-	-	(3,808)	-	(3,808)
Capital contribution to unconsolidated subsidiaries	-	(444)	-	444	-
Return of capital from unconsolidated subsidiaries	-	52	-	(52)	-
Notes receivable from parent	-	-	(9,103)	9,103	-
Notes receivable from subsidiaries	(5,411)	-	-	5,411	-
Cash provided by (used in) by investing activities	(7,497)	1,015	(17,991)	17,171	(7,302)
Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	-	-	(269)	-	(269)
Redemption of long-term debt	(2,243)	-	-	-	(2,243)
Issue of capital instruments, net	-	-	1,094	-	1,094
Redemption of capital instruments	(350)	-	-	-	(350)
Funds repaid, net	-	(2)	(5)	-	(7)
Secured borrowings from securitization transactions	-	-	275	-	275
Changes in deposits from bank clients, net	-	-	(233)	-	(233)
Shareholders' dividends paid in cash	(1,063)	-	-	-	(1,063)
Dividends paid to parent	-	-	(238)	238	-
Contributions from (distributions to) non-controlling interests, net	-	-	38	-	38
Common shares issued, net	28	-	2,265	(2,265)	28
Gain (loss) on intercompany transaction	-	14	(14)	-	-
Capital contributions by parent	-	-	444	(444)	-
Return of capital to parent	-	-	(52)	52	-
Notes payable to parent	-	-	5,411	(5,411)	-
Notes payable to subsidiaries	9,103	-	-	(9,103)	-
Cash provided by (used in) financing activities	5,475	12	8,716	(16,933)	(2,730)
Cash and short-term securities
Increase (decrease) during the period	(2,192)	(835)	(738)	-	(3,765)
Effect of foreign exchange rate changes on cash and short-term securities	3	850	802	-	1,655
Balance, beginning of period	2,260	5,918	12,259	-	20,437
Balance, end of period	71	5,933	12,323	-	18,327
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	2,260	6,311	12,508	-	21,079
Net payments in transit, included in other liabilities	-	(393)	(249)	-	(642)
Net cash and short-term securities, beginning of period	2,260	5,918	12,259	-	20,437
End of period
Gross cash and short-term securities	71	6,208	12,726	-	19,005
Net payments in transit, included in other liabilities	-	(275)	(403)	-	(678)
Net cash and short-term securities, end of period	$71	$5,933	$12,323	$-	$18,327
Supplemental disclosures on cash flow information:
Interest received	$17	$3,440	$3,963	$(14)	$7,406
Interest paid	182	95	857	(324)	810
Income taxes paid	-	9	458	-	467

Manulife Financial Corporation – Third Quarter 2015

Consolidating Statement of Cash Flows
For the nine months ended September 30, 2014	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$2,861	$1,149	$3,234	$(4,358)	$2,886
Adjustments
Equity in net income of unconsolidated subsidiaries	(2,827)	(382)	(1,149)	4,358	-
Increase (decrease) in insurance contract liabilities	-	8,613	7,449	-	16,062
Increase (decrease) in investment contract liabilities	-	39	41	-	80
(Increase) decrease in reinsurance assets	-	(4,030)	4,274	-	244
Amortization of (premium) discount on invested assets	-	8	(6)	-	2
Other amortization	2	74	259	-	335
Net realized and unrealized (gains) losses and impairment on assets	2	(6,212)	(5,105)	-	(11,315)
Deferred income tax expense (recovery)	12	650	(413)	-	249
Stock option expense	-	(2)	14	-	12
Adjusted net income (loss)	50	(93)	8,598	-	8,555
Changes in policy related and operating receivables and payables	(263)	1,684	(2,360)	-	(939)
Cash provided by (used in) operating activities	(213)	1,591	6,238	-	7,616
Investing activities
Purchases and mortgage advances	-	(19,300)	(27,235)	-	(46,535)
Disposals and repayments	-	18,953	23,162	-	42,115
Changes in investment broker net receivables and payables	-	(16)	164	-	148
Net cash decrease from purchase of subsidiaries and business	-	-	(199)	-	(199)
Capital contribution to unconsolidated subsidiaries	-	(33)	-	33	-
Return of capital from unconsolidated subsidiaries	-	68	-	(68)	-
Notes receivable from parent	-	-	(12,998)	12,998	-
Notes receivable from subsidiaries	(10,960)	3	-	10,957	-
Cash provided by (used in) investing activities	(10,960)	(325)	(17,106)	23,920	(4,471)
Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	-	-	193	-	193
Reinsurance treaty settlement	-	(39)	39	-	-
Redemption of long-term debt	(1,000)	-	-	-	(1,000)
Issue of capital instruments, net	-	-	497	-	497
Issue of subscription receipts	2,214	-	-	-	2,214
Funds repaid, net	-	(1)	(2)	-	(3)
Changes in deposits from bank clients, net	-	-	(118)	-	(118)
Shareholders' dividends paid in cash	(593)	-	-	-	(593)
Contributions from (distributions to) non-controlling interests, net	-	-	(58)	-	(58)
Common shares issued, net	35	-	-	-	35
Preferred shares issued, net	(261)	-	799	-	538
Capital contributions by parent	-	-	33	(33)	-
Return of capital to parent	-	-	(68)	68	-
Notes payable to parent	-	-	10,957	(10,957)	-
Notes payable to subsidiaries	12,998	-	-	(12,998)	-
Preferred shares redeemed	-	-	(800)	-	(800)
Cash provided by (used in) financing activities	13,393	(40)	11,472	(23,920)	905
Cash and short-term securities
Increase (decrease) during the period	2,220	1,226	604	-	4,050
Effect of foreign exchange rate changes on cash and short-term securities	1	194	279	-	474
Balance, beginning of period	27	3,643	9,216	-	12,886
Balance, end of period	2,248	5,063	10,099	-	17,410
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	28	4,091	9,511	-	13,630
Net payments in transit, included in other liabilities	(1)	(448)	(295)	-	(744)
Net cash and short-term securities, beginning of period	27	3,643	9,216	-	12,886
End of period
Gross cash and short-term securities	2,248	5,398	10,325	-	17,971
Net payments in transit, included in other liabilities	-	(335)	(226)	-	(561)
Net cash and short-term securities, end of period	$2,248	$5,063	$10,099	$-	$17,410
Supplemental disclosures on cash flow information:
Interest received	$8	$3,080	$3,475	$(13)	$6,550
Interest paid	213	94	1,040	(559)	788
Income taxes paid	-	201	398	-	599

Note 15	Comparatives

Certain comparative amounts have been reclassified to conform with the current period’s presentation.

Manulife Financial Corporation – Third Quarter 2015

SHAREHOLDER INFORMATION

 MANULIFE
 HEAD OFFICE
 200 Bloor Street East
 Toronto, ON Canada M4W 1E5
 Telephone 416 926-3000
 Fax: 416 926-5454
 Web site: www.manulife.com

 INVESTOR RELATIONS
 Financial analysts, portfolio managers and
 other investors requiring financial information
 may contact our Investor Relations Department
 or access our Web site at www.manulife.com
 Fax: 416 926-6285
 E-mail: investor_relations@manulife.com

 SHAREHOLDER SERVICES
 For information or assistance regarding
 your share account, including dividends,
 changes of address or ownership, lost
 certificates, to eliminate duplicate mailings
 or to receive shareholder material
 electronically, please contact our Transfer
 Agents in Canada, the United States, Hong
 Kong or the Philippines. If you live outside one
 of these countries please contact our Canadian
 Transfer Agent.

 TRANSFER AGENTS

 Canada
 CST Trust Company
 P.O. Box 700, Station B
 Montreal, QC Canada H3B 3K3
 Toll Free: 1 800 783-9495
 Collect: 416 682-3864
 E-mail: inquiries@canstockta.com
 Online: www.canstockta.com
 CST Trust Company offices are also located
 in Toronto, Vancouver and Calgary.

 United States
 Computershare Inc.
 P.O. Box 30170
 College Station, TX 77842-3170
 Toll Free: 1 800 249-7702
 Collect: 201 680-6578
 E-mail: web.queries@computershare.com
 Online: www.computershare.com/investor

 Hong Kong
 Computershare Hong Kong Investor
 Services Limited
 17M Floor, Hopewell Centre
 183 Queen’s Road East
 Wan Chai, Hong Kong
 Telephone: 852 2862–8555
 E-mail: hkinfo@computershare.com.hk
 Online: www.computershare.com/investor

 Philippines
 Rizal Commercial Banking Corporation
 Ground Floor, West Wing
 GPL (Grepalife) Building
 221 Senator Gil Puyat Avenue
 Makati City, Philippines
 Telephone: 632 892-9362 or 632 892-7566
 E-mail: rcbcstocktransfer@rcbc.com
 Online: www.rcbc.com

 AUDITORS
 Ernst & Young LLP
 Chartered Professional Accountants
 Licensed Public Accountants
 Toronto, Canada

 The following Manulife documents are available
 online at www.manulife.com

• Annual Report and Proxy Circular
• Notice of Annual Meeting
• Shareholders Reports
• Public Accountability Statement
• Corporate Governance material

RATING
Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at September 30, 2015, Manulife had total capital of C$47.9 billion, including C$40.1 billion of total shareholders’ equity. The Manufacturers Life Insurance Company’s financial strength and claims paying ability ratings are among the strongest in the insurance industry.

Standard & Poor’s	AA-	(4th of 21 ratings)
Moody’s	A1	(5th of 21 ratings)
Fitch Ratings	AA-	(4th of 19 ratings)
DBRS	IC-1	(1st of 6 ratings)
A.M. Best	A+	(2nd of 13 ratings)

COMMON STOCK TRADING DATA
The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s common stock on the Toronto Stock Exchange, the U.S. exchanges, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the third quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 945.
As at September 30, 2015, there were 1,971 million common shares outstanding.
July 1 – Sept. 30, 2015	Toronto Canadian $	U.S. Composite United States $	Hong Kong Hong Kong $	Philippines Philippine Pesos
High	$ 23.89	$ 18.91	$ 145.50	P 835
Low	$ 18.91	$ 14.26	$ 117.00	P 695
Close	$ 20.64	$ 15.48	$ 118.30	P 700
Average Daily Volume (000)	3,216	2,213	47	0.11

Manulife Financial Corporation – Third Quarter 2015

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• Notice of Annual Meeting
• Shareholder Reports
• Public Accountability Statement
• Corporate Governance material

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Manulife Financial Corporation – Third Quarter 2015